SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June 2007                                                                             Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                 No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: June 13, 2007	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1 Corporate Profile
1 2007 Financial Highlights
3 Chairman's Message
5 Message to Shareholders
15 Training and Services/Civil
17 Simulation Products/Civil
19 Training and Services/Military
21 Simulation Products/Military
22 CAE Presence Worldwide
25 CAE Marks 60th Year
27 Making a Difference in our Communities
29 Management's Discussion and Analysis
75 Management's Report on Internal Control Over Financial Reporting
75 Independent Auditors' Report
77 Consolidated Financial Statements
80 Notes to Consolidated Financial Statements
131 Board of Directors and Officers
132 Shareholder and Investor Information

CGT LISTED NYSE

CAE LISTED TSX

Corporate Profile

CAE is a world leader in providing simulation and modelling technologies, and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1 billion, CAE employs more than 5,000 people at more than 75 sites and training locations in 19 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 24 aviation training centres, equipped with over 110 full-flight simulators, we train more than 50,000 pilots yearly. We also offer modelling and simulation software to various market segments and have a professional services division assisting customers with a wide range of simulation-based needs.

2007 financial highlights

(amounts in millions, except per share amounts)	2007	2006 (Restated)	2005 (Restated)
Operating results			
Continuing operations			
Revenue	**1,250.7**	1,107.2	986.2
Earnings (loss)	**129.1**	69.6	(304.4)
Net earnings (loss)	**127.4**	63.6	(199.6)
Financial position			
Total assets	**1,956.2**	1,716.1	1,699.7
Total debt, net of cash	**133.0**	190.2	285.8
Per share			
Earnings (loss) from continuing operations	**0.51**	0.28	(1.23)
Net earnings (loss)	**0.51**	0.25	(0.81)
Dividends	**0.04**	0.04	0.10
Shareholders' equity	**3.30**	2.69	2.63

Geographic distribution of revenue

Canada	11%
United States	32%
United Kingdom	8%
Germany	12%
Netherlands	7%
Other European countries	10%
China	5%
United Arab Emirates	4%
Other Asian countries	6%
Other	5%

Revenue by business segment

Training and Services/Civil	27%
Training and Services/Military	17%
Simulation Products/Civil	28%
Simulation Products/Military	28%

CAE ANNUAL REPORT 2007 | 1

Chairman’s Message

Today, as we mark CAE’s 60th year, we celebrate the ingenuity and determination of our past and present employees. They have made CAE the world leader it is today – a dynamic corporation whose ever-expanding operations justify confidence in its future.

On behalf of the Board of Directors, I am pleased to report another year of significant progress. The Company grew in every business sector. Moreover, it clearly demonstrated its capacity to respond to the evolving needs of its traditional customers, as well as to new markets.

CAE’s business processes have been streamlined, our global footprint has been consolidated and the balance sheet has been strengthened. These achievements would not have been possible without the considerable talents, commitment and support of CAE’s managers and employees around the world.

Two long-serving members of the Board of Directors having reached the Board’s retirement age, are not standing for re-election. The Honourable James A. Grant, P.C., C.M., Q.C., and James W. McCutcheon, Q.C., have served since 1991 and 1979 respectively, and on your behalf, I wish to extend our sincere gratitude and appreciation for their outstanding contribution to the Company’s success.

With its streamlined structure and keen focus on developing leading-edge technology, we believe that CAE is well-positioned to take advantage of continuing growth in the global civil aerospace industry, as well as new opportunities in the military market.

We invite all of CAE’s stakeholders to join with us in celebrating 60 years of progress. On behalf of the Board and the company’s executive management team, we are grateful for your confidence and continuing support.

L. R. Wilson
Chairman of the Board
May 31, 2007

CAE ANNUAL REPORT 2007 | 3

Robert E. Brown
President and
Chief Executive Officer

Message to Shareholders

In March 2007, our 24 training centres around the world, as well our facilities in Australia, Germany, the U.S. and Canada celebrated CAE’s 60th anniversary. From the very beginning in 1947, we have put innovation and technology at the heart of our mission. Since then we have risen to become a world leader in modelling, simulation and training services for civil aviation and defence. Our history is marked by more than 60 firsts: the first six-degrees-of-freedom motion system; the first flight simulator to receive FAA Phase III certification (now level D certification) enabling pilots to complete their training entirely through simulation; CAE Simfinity®, the first PC-based suite of training devices featuring high-fidelity software; and many many more.

This fiscal year has also seen its own share of firsts: we were first to announce the establishment of an independent training centre in India, we certified the first CP-140 and AW-139 simulators to level D and we were first to offer training on Dassault’s Falcon 7X.

Fiscal 2007 also marked the successful implementation of the restructuring initiated two years ago, one that left no stone unturned. Significant changes were made to our operations and reporting structure, to products and services and to all of our processes from design to delivery. This initial restructuring is now complete, but we continue to look for ways to be more efficient.

A solid footing for growth

Our revenues for the year increased by 13% to $1.25 billion, with each of our four segments participating in this growth.

Net earnings for the year were $127.4 million. We generated free cash flow of $93.6 million, a testament to the quality of our earnings, and we concluded fiscal 2007 with a solid balance sheet.

We are now well positioned for the future: our financial position is strong and we have achieved a healthy diversification between products and services, between civil and military markets, as well as geographically. Such diversification provides stability to our earnings and flexibility to our strategy in an industry where some segments experience pronounced cyclical variations.

To maintain our leadership in modelling and simulation we continued to invest in Project Phoenix, our six-year R&D program launched in fiscal 2006. This R&D project, the largest in our history, represents investments totalling $630 million.

Throughout the year, we also made additional investments in our training centres around the world, adding new simulator bays in Burgess Hill, U.K, and in Madrid, Spain. We also opened a new business jet training centre in Morristown, New Jersey, USA.

In order to further our diversification, we invested in companies specializing in modelling and simulation. We acquired KESEM, an Australia-based firm, as well as Engenuity and MultiGen-Paradigm, transactions which were completed shortly after the end of the fiscal year.

Worldwide growth

The growth of civilian air traffic is expected to nearly double the fleet of aircraft in service over the next twenty years. Growth of this scale would trigger a demand for some 16,000 new commercial airline pilots every year over this period. In order to participate in this new demand, CAE has launched several initiatives.

One of them is the CAE Global Academy, a worldwide network of training organizations that provides training from the ab-initio stage right up to aircraft type certification. Working with pilot training schools located in North America, Europe and Asia,

CAE ANNUAL REPORT 2007 | 5

the CAE Global Academy is able to recruit, train, and certify pilot candidates to meet the demands of today’s and tomorrow’s airlines. CAE Global Academy is expanding our line of training services, leveraging our training facilities worldwide and providing airlines with access to a highly qualified pool of candidates.

To meet the increasing training needs for narrow-body and corporate aircraft in a more timely and effective manner, we also launched our new CAE 5000 Series of full-flight simulators. Designed hand-in-hand with our customer and technical advisory boards, our own training centre personnel and with regulatory bodies around the world, the CAE 5000 Series anwers the ever increasing need for the high volume of B737 and A320 markets as well as business aircraft customers.

Outlook

Looking into the future, we believe that the current expansion of the civil market will continue through the end of the decade and we expect modest growth in the military market for the foreseeable future.

With our new 5000 Series, we are well positioned to take advantage of the growth in the civil market in Asia and India as well as in the business aircraft market. Our strong balance sheet will allow us to deal with unknown circumstances and having reduced our cost structure, we are now in a better position to bid on contracts.

We intend to continue to find ways to bring our costs down and we also intend to maintain our R&D activities.

These measures will allow us to be more competitive and to deal with the unexpected. With our strong financial structure, our diversification and our entrepreneurial management style, we believe we are in a strong position to be flexible and to respond quickly and efficiently to market changes.

We expect our capital expenditures in fiscal 2008 to be at the same level as last year. We will invest in emerging markets, add simulators to our network and continue to develop our CAE Global Academy. We will also look into acquisitions to further strengthen our position in the market.

Although we expect growth to be more modest in the defence market, it should still offer us profitable opportunities. Our technological leadership allows us to design and offer realistic training solutions that can be used for network or remote training programs.

We expect more revenues as the NH90 programs in Europe and in Australia ramp up. In North America, we will pursue opportunities in the programs announced by the Canadian government to reequip its forces.

In closing, I would like to thank all members of our Board of Directors for their counsel, and all CAE employees for their work and dedication. To our shareholders, I would like to offer my assurance that we are making every effort to reward you for your continued confidence in CAE.

Robert E. Brown

President and Chief Executive Officer

6 | CAE ANNUAL REPORT 2007

CAE ANNUAL REPORT 2007 | 7

CAE

Marc Parent

Group President
Simulation Products and
Military Training & Services

Jeff Roberts
Group President
Innovation and
Civil Training & Services

O v e r v i e w

Training and Services Military

CAE is a trusted ally to armed forces the world over. We offer turnkey training solutions as well as comprehensive portfolios of training support and simulation-based professional services from more than 60 locations around the globe.

World-class training

Worldwide support

CAE’s military training centres provide comprehensive flight and maintenance training in Tampa (U.S.), for operators of the C-130H Hercules aircraft, at RAF Benson (U.K.), home to CAE’s Medium Support Helicopter Aircrew Training Facility (MSHAFT), and in Sesto Calende (Italy), for AgustaWestland helicopters including the A109 and AW139.

CAE is a leading provider of training support services, from simulator instruction, and maintenance to logistics support and training analysis. Our Professional Services division is applying the technology and know-how developed for military forces to homeland defence and other emerging markets.

Simulation Products Military

Military forces around the world turn to CAE for ingenious modelling and simulation technologies as well as advanced training solutions to promote seamless interoperability, rehearse missions and enhance the safety of flight.

The premier supplier

CAE is the provider of military training systems and services for the defence forces of more than 50 nations. It is the global leader in rotary-wing and transport aircraft training solutions. It has designed a broader range of helicopter simulators and more training systems for the C-130 Hercules aircraft than any other company in the world.

The preferred supplier

CAE serves a number of market segments with its modelling and simulation software. Quality and innovation coupled with reliability and service have earned us preferred supplier status with demanding manufacturers such as Lockheed Martin, EADS CASA and AgustaWestland.

Simulation Products Civil

CAE is the world leader in the sale of civil aviation simulation equipment. Airlines, third-party training centres and original equipment manufacturers around the globe rely on CAE for expertise and innovation in products that enhance the safety of flight.

First in simulators

First in solutions

CAE has simulated most modern airliners, regional jets, and business jets. The Company also leads in the development of prototype simulators, providing a training experience so real pilots often make their first flight in an actual aircraft with passengers on board.

CAE applies its leading-edge technology across the industry’s broadest range of training solutions, from desktop trainers to three-dimensional training devices and CAE 5000 Series and CAE 7000 Series full-flight simulators. To date, CAE has sold approximately 700 CAE simulators and training devices to more than 110 airlines, OEMs and training centres.

Training and Services Civil

Only CAE offers a full suite of training solutions covering every segment of aviation: commercial, business, general and military. More than 50,000 crewmembers train in our global network annually, and we are ramping up to meet the demands of a growing global fleet.

A global leader

Airlines, from start-ups to discount and legacy carriers, and business jet operators find the training solutions they need at CAE. CAE’s training network includes 24 training centres around the world equipped with more than 110 full-flight simulators. CAE SimuFlite in Dallas is the largest business aviation training centre in the world.

Meeting global demand

CAE is leveraging its global reach, 60 years of experience, and customer relationships to expand its training footprint and address the ongoing global crew member and maintenance technician shortage. It is achieving growth through partnerships with major airlines, long term contracts with key business jet operators, alliances with leading aircraft manufacturers, and pilot provisioning services, including CAE Global Academy, a growing network of select flight training schools.

CAE's curriculum incorporates a virtual cockpit starting on the first day of training in the classroom.

Training and Services Civil

CAE offers innovative turnkey solutions, a growing global network and a training philosophy that provides a practical, “real world” training experience. By working closely with our clients and by leveraging our 60 years of technology leadership, we are designing training programs that drive efficiency and enhance safety. We are ramping up to meet the demands created by a growing global fleet and shortage of crewmembers.

Business aviation training (four locations):	contracts and signed more than 20 new commercial and
A year of growth	regional aviation training contracts with airlines around
the world.
The business aviation community now enjoys added
capacity and convenience. We’ve doubled the number of
business aviation centres this year, going from two to four.	Providing new turnkey solutions to
We’ve added four new bays dedicated to business aviation	address the global crewmember
at Burgess Hill in the U.K. and announced plans to add for	shortage – six locations
another four. The CAE SimuFlite North East Training Centre	CAE Global Academy was launched at the Farnborough air
opened in Morristown, New Jersey, with six bays to provide	show. This new alliance of flight training schools expands
training for Dassault Falcon, Gulfstream and Sikorsky S-76	our pilot provisioning services to better address the global
programs. CAE is the exclusive entitlement training provider	crewmember shortage. CAE Global Academy trained more
for the Falcon 7X and maintenance training for the aircraft	than 600 cadets in its first year before doubling the number
began well in advance of certification. We announced plans	of schools to six. We expanded our training solutions
to develop our first training programs for the Very Light	offering; and our other pilot provisioning services also
Jet and Light Jet markets through a new joint venture	made considerable gains, signing contracts with several
with Embraer. This new venture which targets pilot and	airlines to source, recruit and train pilots for potential hire.
technician entitlement and post-entitlement training for
Phenom 100 and 300 aircraft, is offered in Dallas, U.S.
and Burgess Hill, U.K.	Identifying new opportunities that
leverage our expertise
Commercial aviation training (22 locations):	To support and build on our culture of innovation, CAE
Global expansion	created the Innovation Group. The team draws on the
ideas and experience of CAE employees and stakeholders
It was also a year of growth in commercial aviation training.	to identify high potential growth opportunities in markets
We’ve expanded our training centres in Zhuhai, China, in	that are new, emerging and adjacent to our core business,
Amsterdam, The Netherlands as well as in Santiago, Chile.	thereby leveraging our simulation technology leadership,
The Madrid centre, which annually trains some 8,000 pilots	customer relationships and expertise in training and safety.
for 40 airlines, added a new four-bay wing. This CAE-Iberia	Since its launch in December 2006, more than 60 business
joint venture now supports seven airliner types in a single	proposals have been submitted through the Idea Pipeline,
location, making training more accessible in the region.	a web-based idea submission tool that is accessible to
We announced plans for a new centre in Bangalore, India,	employees across the Company. The most promising to
which will train up to 1,000 pilots a year for airlines based	date are being investigated and include medical simulation,
in the region. We continued our training cooperation	transportation and aviation services.
agreement with Airbus, renewed a number of existing

CAE ANNUAL REPORT 2007 | 15

CAE

The CAE 5000 Series full-flight simulator is the latest addition to the industry's most comprehensive portfolio of simulation products.

Simulation Products Civil

It was a year of innovation, driven by customer requirements and informed by customer input; a year of growth, fuelled by close-to-record orders from around the world; a year ending in celebration and crowned with the launch of a groundbreaking new product family, the CAE 5000 Series.

Addressing emerging requirements through innovation and customer feedback

The Civil Simulation Products group marked CAE’s 60th anniversary with the launch of a new breakthrough full-flight simulator family. The CAE 5000 Series expands and complements the world’s largest portfolio of simulation-based solutions. Customers drove its “clean-sheet” design from its inception, and the guidance of customer and technical advisory boards is evident in the results. The CAE 5000 Series represents a revolutionary step forward, addressing new training methods and markets, anticipating a changing regulatory environment, and establishing a new standard for value.

Increasing orders by more than 60 per cent

CAE received 34 orders for full-flight simulators compared to 21 in the previous year, despite ongoing economic pressures on airlines. Most orders came from Asia Pacific and Europe, furthering CAE’s global presence. Others came from North American airlines, including the first since 9/11 from a U.S. legacy carrier.

The year came to a close with CAE’s first three orders for Boeing 787 full-flight simulators: two for Australia’s Qantas Airways and one for China Eastern Airlines. These orders reflect the industry’s confidence in CAE’s expertise in building simulators for new aircraft types.

Making the pilot training experience more real

The CAE 5000 Series and CAE’s current full-flight simulator, the CAE 7000 Series, will provide a uniquely authentic training experience, thanks in part to two more CAE innovations introduced this year: an all-electric high-fidelity motion and control loading system and the latest addition to the CAE Tropos® family of visual solutions. The new CAE Tropos®-6000 image generator establishes a new visual standard for pilot training by combining CAE’s industry-leading image quality and true fidelity with the latest commercial-off-the-shelf (COTS) graphics hardware. It also leverages new Liquid Crystal on Silicon (LCoS) projector technology to deliver unprecedented realism.

CAE ANNUAL REPORT 2007 | 17

CAE is offering professional services to help militaries, governments, and homeland security departments use simulation for design, analysis, and experimentation exercises.

Training and Services Military

Military forces in every corner of the globe are operating under increasing pressure to ensure the highest level of performance and preparedness in a climate of financial restraint. This is providing fertile ground for CAE.

Leveraging trends, building on capabilities

Steady growth characterized the year for CAE’s Military Training and Services. The group exploited the trend among military organizations to outsource training services and apply simulation throughout the defence system lifecycle.

CAE’s turnkey solutions range from comprehensive aircrew training and instruction to technical and engineering services, maintenance and logistics support and consulting. The group is building on these capabilities to provide new service solutions aimed at preparing frontline responders for diverse emergency operations.

Growth through new programs and contract extensions

CAE added a new program to its portfolio when it won a competitive procurement contract to provide the U.S. Marine Corps with engineering support services for its AV-8B and KC-130 training devices. CAE and teammate Lockheed Martin extended their training support services agreement with the U.S. Air Force for C-130J and C-130E/H training systems support services, and added new customers, including the Royal Air Force. We also continued to supply classroom, simulator, and flight instruction for the U.S. Air Force’s Predator unmanned vehicle operators.

In Australia, we extended our training services to include the provision of on-aircraft instructor services.

In Canada, CAE celebrated 20 years of support services for the Canadian Forces CF-18 fleet by renewing its contract to provide avionics software upgrades, integrated logistics support and data management services.

A new training centre for Italy

On the training front, CAE and AgustaWestland officially inaugurated their joint Rotorsim training centre at the AgustaWestland A. Marchetti Training Academy in Sesto Calende, Italy. The centre began operations with two simulators, the A109 and AW139, which both achieved industry-first Level D certifications.

Training for U.S. and international operators of the C-130 transport continued at CAE’s C-130 training centre in Tampa, Florida. Meanwhile, the Royal Air Force and other third-party customers expanded the use of synthetic training for Chinook, Merlin, and Puma helicopters at CAE’s Medium Support Helicopter Aircrew Training Facility in the United Kingdom.

New support tools for emergency operations worldwide

CAE Professional Services also expanded this year with the acquisition of Kesem of Australia. The professional services group is successfully leveraging CAE’s modelling and simulation capabilities across new applications, collaborating with government and industry partners to develop simulation-based analytical and decision support tools for disaster management and emergency operation centres.

CAE ANNUAL REPORT 2007 | 19

The CAE-built A109 simulator for Rotorsim includes CAE's revolutionary roll-on, roll-off cockpit design and will support training for three variants of the A109 helicopter.

Simulation Products Military

CAE’s simulation technology is blurring the line between the synthetic and real worlds. For armed forces everywhere, its benefits include reduced costs, lower risks, and less wear and tear on aircraft already experiencing high operational use. More importantly, simulation is increasingly used for mission rehearsal to prepare warfighters before they go into combat.

Key wins and partnerships in the U.S.

CAE continues to grow its presence in the United States, the world’s largest defence market. The Company has contracts with all branches of the U.S. military and with major prime contractors. CAE’s experience covers a variety of aircraft platforms, including helicopters, such as the CH-47 Chinook and MH-60S/R Seahawk, and transports like the C-130 Hercules.

CAE continued to grow its business as the rotary-wing training provider to the U.S. Navy by winning a major contract to design and manufacture its MH-60R helicopter simulators. The Navy will take delivery of more than 500 new MH-60S/R helicopters over the next decade, and CAE is developing a range of training systems to support the training of its helicopter crews.

CAE’s development of the Common Environment/Common Database (CE/CDB) for the U.S. Special Operations Command neared operational use on an MH-47G combat mission simulator for the elite 160th Special Operations Aviation Regiment.

Boeing has tasked CAE with upgrades and new training devices for the U.S. Air Force C-130 Avionics Modernization Program (AMP), which will see several hundred C-130 aircraft upgraded with a “glass cockpit”. Boeing also recognized CAE with its Outstanding Supplier Award, citing the Company for the quality of its work both in supporting new business initiatives and executing ongoing programs.

We are also acting as subcontractor for an EA-6B Level D simulator which will enable the U.S. Navy to transition flight hours to the simulator and also reduce training sorties flown on the actual aircraft.

Key wins around the world

CAE’s traditionally strong European military presence held true over the past year with a number of key program wins. CAE is part of the Merlin Capability Sustainment Program team in the U.K., and will have responsibility for upgrading the Royal Navy’s EH101 Merlin Training System. We also won a series of land training systems contracts, including the development of 36 Warrior Infantry Fighting Vehicle (IFV) Gunnery Turret Trainers for the British Army. In Germany, CAE won a new program to provide the German Navy with a comprehensive P-3C Orion training system and the German Armed Forces with virtual maintenance trainers for the NH90 helicopter program.

New growth, new firsts

As the year drew to a close, we announced a friendly takeover bid for commercial-off-the-shelf (COTS) simulation and visualization software specialist Engenuity Technologies. This acquisition, successfully completed in May 2007, as well as the acquisitions of KESSEM in January 2007, of MultiGen-Paradigm, initiated in fiscal 2007 and closed in May 2007, continue our growth of modelling and simulation capabilities for military markets. More good news came with the Level D certification of the CP-140 Aurora aircraft for the Canadian Forces and AW139 helicopter simulator for Rotorsim – two new “firsts” to add to our list.

CAE ANNUAL REPORT 2007 | 21

São Paulo

Tampa

Australia

CAE
Dubai

CAE
Montreal

Stolberg

Kuala Lumpur

CAE marks 60th year

On March 28, 2007, CAE celebrated around the world six decades of hard work, unflagging commitment, and very technology-intensive innovation. Customers and partners joined in the festivities, as we looked back with pride and forward with unbridled enthusiasm.

The sun never sets on CAE

CAE celebrated its anniversary with employee events in CAE sites around the world. The festivities kicked off in Australia, then China, Malaysia and Singapore joined in. As the party concluded in Asia, it got under way in Dubai, and then in Madrid, Stolberg and Amsterdam. From Burgess Hill, moving with the sun, the celebration crossed the Atlantic to the Americas, finally reaching the Company’s birthplace in Montreal. Here, in the simulator bay of the Montreal training centre, customers, partners, employees and government officials gathered from around the globe to honour the occasion. President and CEO Robert E. Brown welcomed the guests and reflected on our history of achievement, but the focus of the event quickly shifted to the future, when a performance by the world-renowned Cirque du Soleil culminated in the unveiling of a mock-up of the revolutionary new CAE 5000 Series full-flight simulator.

The day also marked the official opening of the CAE Technology Demonstration Centre, a suite of six rooms located above the simulator bay that comfortably and conveniently showcases our capabilities and technologies. Guests were invited to tour the new facility, for an opportunity to experience CAE’s training philosophy at work.

“This celebration is a tribute to our past and present employees, whose dedication, perseverance and determination have made CAE the leader it is today.”

– Robert E. Brown, President and CEO

Festive get-togethers took place
in CAE facilities everywhere, in
recognition of the 5,000 employees
whose talent, dedication and hard
work keep us at the cutting edge
of our industry.

CAE ANNUAL REPORT 2007 | 25

Making a difference in our communities

As always, CAE’s corporate giving in fiscal year 2007 focused on education, health culture and community outreach. Around the globe, employees also demonstrated their community spirit, generously donating their time, money and energy to a variety of socially mined causes, from toy drives to driving nails for Habitat for Humanity. Here are just a few examples.

Reaching out to those in need

For the second consecutive year, Centraide of Greater Montreal presented CAE with its Solidaires award for the quality of its workplace campaign. Centraide is an organization that funds many charities within the community and, as in the past, CAE Montreal and its employees donated generously, exceeding our objective by more than $60,000. Of the over $517,000 total, employees raised $400,200 through the Leaders’ Campaign, Halloween costume and pie-throwing contests, sports challenges, talent shows, and a variety of other events.

Walking the walk

Meanwhile, on the far side of the globe, employees of CAE Professional Services in Melbourne took part in the Oxfam Trailwalker event, one of the toughest team challenges in the world. The team of four completed the gruelling 100-kilometre trail in less than 24 hours, enduring 37.4 -degree centigrade heat by day, frigid cold by night, and torrential rain along the way. They raised $6,000 in total.

Playing the game

Good citizenship and good sportsmanship go hand in hand at CAE. The staff in Sydney sponsor local soccer and netball, while corporate donations fund golf events. In the Middle East, we are proud sponsors of Dubai’s active ice hockey scene, which includes the Sandstorms junior league and the Mighty Camels men’s league. Last year, 150 boys and girls signed up to play for the Sandstorms. Those new to the sport learn to skate with the help of one of CAE’s simulator engineers, a former Quebec figure skating champion. Who would have thought that a country with summer temperatures reaching over 50 degrees Centigrade would play host to the world’s coolest game, sponsored by CAE?

Funding the future

Education is a favourite cause at CAE, and our support takes many forms. In Europe, for example, CAE Amsterdam raised funds by sponsoring simulator sessions on the Fokker 100 simulator to benefit the school project “Stichting de Opkikker”. In Canada and the United States, for the past few years, CAE has been offering scholarships in science and engineering at a dozen universities and colleges. In Dallas, CAE SimuFlite’s scholarship program marked its 20th consecutive year in 2006 with scholarships awarded through the University Aviation Association (UAA), Women in Aviation International (WAI), Association of Women in Aviation Maintenance (AWAM), and Organization of Black Airline Pilots (OBAP). The program was created to promote business aviation as a career to young aviators.

CAE ANNUAL REPORT 2007 | 27

29	1. Highlights
32	2. Introduction
32	3. About CAE
32	3.1 Who we are
33	3.2	Our vision
33	3.3	Our strategy and key performance drivers
36	3.4	Capability to execute strategy and deliver results
36	3.5	Our operations
39	3.6	Foreign exchange
40	3.7	Non-GAAPand other financial measures
41	4. Consolidated results
42	4.1	Results of our operations – fourth quarter of fiscal 2007
43	4.2	Results of our operations – fiscal 2007
44	4.3	Results of our operations – fiscal 2006 vs fiscal 2005
45	4.4	Earnings excluding non-recurring items
47	4.5	Government cost-sharing
48	4.6	Consolidated orders and backlog
48	5. Results by segment
49	5.1	Civil segments
52	5.2	Military segments
54	6. Consolidated cash movements and liquidity
54	6.1	Consolidated cash movements
55	6.2	Sources of liquidity
55	6.3	Contractual obligations
56	7. Consolidated financial position
56	7.1	Consolidated capital employed
57	7.2	Variable interest entities
58	7.3	Off balance sheet arrangements
59	7.4	Financial instruments
59	8. Acquisitions, business combinations and divestitures
59	8.1	Acquisitions and joint ventures
61	8.2	Discontinued operations and assets held for sale
62	9. Business risk and uncertainty
65	10. Changes in accounting standards
65	10.1	Significant changes in accounting standards –
		fiscal 2005 to 2007
66	10.2	Future changes in accounting standards
67	10.3 Critical accounting estimates
70	11. Subsequent events
71	12. Controls and procedures
71	12.1	Evaluation of disclosure controls and procedures
71	12.2	Internal control over financial reporting
71	13. Oversight role of Audit Committee and Board of Directors
71	14. Additional information
71	15. Selected financial information

28 | CAE ANNUAL REPORT 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 31, 2007, for the fourth quarter and the year ended March 31, 2007

1. HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2007

Higher revenue over last quarter and year over year

  Consolidated revenue was $337.3 million this quarter, $6.1 million higher than last quarter and $53.0 million higher than the same quarter last year.

Higher earnings, net earnings and earnings per share year over year

  Earnings from continuing operations were $35.1 million (or $0.14 per share) this quarter, compared to $29.7 million (or $0.12 per share) last quarter, and $14.6 million (or $0.06 per share) in the fourth quarter of last year.
  These numbers excluding non-recurring items1 were $35.1 million (or $0.14 per share) this quarter, $32.0 million (or $0.13 per share) last quarter and $23.0 million (or $0.09 per share) in the fourth quarter of last year.

Positive free cash flow2 at $52.8 million

  Net cash from continuing operations was $92.2 million this quarter, compared to $76.0 million last quarter and $67.5 million in the fourth quarter of last year.
  Capital expenditures were $33.8 million this quarter, compared to $42.7 million last quarter and $42.3 million in the fourth quarter of last year.

FISCAL 2007

Higher revenue year over year

• Consolidated revenue was $1,250.7 million this year, $143.5 million or 13% higher than last year.

Higher earnings, net earnings and earnings per share

  Earnings from continuing operations were $129.1 million (or $0.51 per share) this year, compared to $69.6 million (or $0.28 per share) last year.
  These numbers, excluding non-recurring items, were $129.3 million (or $0.51 per share) this year, compared to $85.5 million (or $0.35 per share) last year.

Positive free cash flow at $93.6 million

  Net cash from continuing operations was $239.3 million this year, compared to $225.9 million last year.
  Capital expenditures were $158.1 million this year, compared to $130.1 million last year.

Capital employed3 is higher in support of growth initiatives

  Capital employed increased by 12% or $100.5 million this year, ending at $962.9 million.
  Non-cash working capital4 decreased by $37.4 million in fiscal 2007, ending at negative $111.9 million.
  Net debt5decreased by $57.2 million this year, ending at $133.0 million.

ORDERS

  Total order intake was $1,455.2 million, up 17% over last year.
  Total backlog6was $2,774.6 million as at March 31, 2007, 13% higher than last year.

Civil segments

Simulation Products/Civil won over $400 million of orders including 34 full-flight simulators (FFSs)

A320 FFSs

  One to Air Deccan
  One to Clark Institute
  Three to Flight Simulation Company
  One to Lufthansa Flight Training
  One to Shanghai Eastern Flight Training

1Non-GAAP measure (see Section 3.7) .
2Non-GAAP measure (see Section 3.7) .
3Non-GAAP measure (see Section 3.7) .
4Non-GAAP measure (see Section 3.7) .
5Non-GAAP measure (see Section 3.7) .
6Non-GAAP measure (see Section 3.7) .

CAE ANNUAL REPORT 2007 | 29

1. HIGHLIGHTS (CONT’D)

A320 FFS-5200
• One to Lufthansa

A330/340 FFSs

  One to Jet Airways
  One to Air China

B737 FFSs

  Four to Flight Simulation Company
  One to KLM
  One to Ryanair
  One to Air China
  One to Continental Airlines

B737 FFS-5200
• Five to Ryanair

B777 FFSs

  One to Air Canada
  One to Cathay Pacific
  One to Jet Airways
  Two to an undisclosed customer

B787 FFSs

  One to China Eastern
  Two to Qantas

Other

  One B747 FFS to United Parcel Service
  One ATR 72-500 FFS to Air Deccan
  One EMB-170 FFS to Flight Training Finance

Training & Services/Civil awarded over $450 million in contracts

  Signed over 50 new business aviation training contracts with many Fortune 1000 companies, government entities and the U.S. Navy.
  Signed over 20 new commercial and regional aviation training contracts with airlines around the world.
  Renewed a number of existing contracts.
  Launched CAE Global Academy, a new training alliance designed to address the global shortage of pilots. CAE Global Academy now has six schools located in Europe, Malaysia, the U.S. and Canada.
  Extended a four-year training contract with Flight Options, valued at approximately $33 million. We will continue to be the exclusive provider of all Flight Options pilot training through 2010.
  Signed a series of contracts valued at more than $10 million for pilot training for new customers at the Dubai training centre.

Military segments

Simulation Products/Military won orders for more than $400 million for new training systems and upgrades

Simulators and upgrades

  Various C130J simulator upgrades for the USAF.
  One AW139 helicopter flight simulator for AgustaWestland.
  Design and development of various upgrades for the German Air Force’s Tornado simulators.
  One EH101 full crew mission simulator (FCMS) for the Italian Navy.
  Design and development of various upgrades for the United States Special Operations’ MH-47 and MH-60 full mission simulators (FMS) under the ASTARS program.
  Design and development of an upgrade to the British Navy’s CAE-built Lynx MK8 full mission simulator.

Trainers and upgrades and training devices

  One C130J fuselage trainer (FuT) for the United States Air Force (USAF).
  Part Task Trainer (PTT) for EADS CASA’s multi-role tanker transport aircraft to be used by the Royal Australian Air Force.
  One MH-60R and one SH-60B tactical operational flight trainer (TOFT) for the U.S. Navy.
  One E-6B operational flight trainer (OFT) to be used by the U.S. Navy.
  36 warrior gunnery turret trainers for the British Army.
  One P-3C operational tactics trainer (OTT) for the German Navy.
  One UH-145 cockpit procedural trainer (CPT) for the United States Army.
  One NH90 virtual maintenance trainer (VMT) for the German Air Force.
  One Lynx crew procedures trainer (LCPT) for the U.K. Royal Navy.
  30 | CAE ANNUAL REPORT 2007

  A range of upgrades on the CAE-built U.K. Royal Navy’s EH101 Merlin Training System.
  An upgrade to the British Army’s Artillery Fire Control Trainers.
  Design and development of upgrades and new training devices for the U.S. Air Force C-130 Avionics Modernization Program (AMP).
  Design and development of two EC 135 flight training devices (FTDs) for use at Eurocopter training center in Germany and the United States.

Other

  Tornado visual system integration for the German Air Force.
  Design and development of an upgrade for the British Army’s Warrior Operational Platform Vehicle (OPV).

Training & Services/Military awarded contracts for $175 million

  One-year contract to continue providing avionic software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft.
  Four-and-a-half year contract to provide on-site maintenance and support services for the U.K. Royal Air Forces’ C-130J training systems at RAF Lyneham.
  Maintenance and support services for the U.K. Royal Navy’s EH101 Merlin Training System.
  Logistic support services for the British Army’s warrior gunnery turret trainers.
  Training and maintenance support services for the United States Air Force C-130J, C-130E/H, and Predator Remote Operated Aircraft (ROA) programs.
  Renewal of a yearly maintenance service contract for various German bases.
  Engineering development services to support a range of new homeland security initiatives across Canada.
  Engineering support services for the U.S. Marine Corp’s AV-8B and KC-130 training devices in Cherry Point, North Carolina and Yuma, Arizona.
  Professional engineering and project management services to Canada’s Department of National Defence (DND) under the Technical Investigation and Engineering Services (TIES) program.
  Renewal of a range of support services for all German Armed Forces’ flight simulators, including Eurofighter, Tornado and P-3C Orion training devices, as well as helicopter simulators located at the German Army Aviation School at Bueckeburg.

PRODUCTS

  We launched a breakthrough product, the CAE 5000 Series full-flight simulator. This new product addresses training requirements for high-volume commercial narrow-body aircraft such as the B737 and the A320, as well as the business jet market including the emerging very light jets (VLJs).
  The new CAE 5000 Series is a complementary product between the CAE Simfinity® line of training devices and CAE’s existing, customized Level D simulator, which has also been enhanced and upgraded with the latest technologies and is now called the CAE 7000 Series.

RESTRUCTURING ACTIVITIES ANNOUNCED IN FEBRUARY 2005

We completed the rationalization of our Montreal footprint.

This quarter marked the end of the restructuring activities for TS/C, which included:

relocating a total of 22 FFSs and retiring or selling five FFSs. We relocated or finished relocating 15 FFSs in fiscal 2007 (including seven in the fourth quarter) with one remaining FFS to be relocated in fiscal 2008, the costs of which will be absorbed in our continuing operations results.

closing training centres in six locations. Only the Alcala centre, Maastricht flight school and Dallas facility were closed in fiscal 2007.

streamlining the organization by reducing layers of management.

On March 14, 2007, CAE and Iberia Airlines officially opened the new wing of the CAE Aviation Training Centre in Madrid, giving customers access to 11 full-flight simulators (FFSs).

We implemented the first phase of our new enterprise resource planning (ERP) system this year in seven of the countries where TS/C operates training centres.

We introduced a number of operational initiatives to improve our processes and increase operational efficiencies as part of TS/C’s Six Sigma initiative.

ACQUISITIONS AND JOINT VENTURES

  Acquired KESEM International Pty Ltd., an Australian simulation and modelling company, on December 22, 2006.
  Formalized the Emirates-CAE Flight Training Center (ECFT) by creating a joint venture company.
  Announced our intention in February 2007 to acquire all of the issued and outstanding shares of Engenuity Technologies Inc. (Engenuity). Following a special meeting of Engenuity shareholders on May 25, 2007, Engenuity merged with CAE’s subsidiary 4341392 Canada Inc.
  Signed an agreement in April (after the end of the fiscal 2007) with Parallax Capital Partners, LLC and others to acquire MultiGen-Paradigm Inc. The acquisition was completed in May 2007.

CAE ANNUAL REPORT 2007 | 31

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2007 mean the fiscal year ending March 31, 2007.
  Last year, prior year and a year ago mean the fiscal year ended March 31, 2006.
  Dollar amounts are in Canadian dollars.

This report was prepared as of May 31, 2007, and includes our management’s discussion and analysis (MD&A), financial statements and notes for the year and the three-month period ended March 31, 2007. We have written it to help you understand our business, performance and financial condition for fiscal 2007.

The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

  Our vision, our strategy and key performance drivers
  Business risk and uncertainty
  Foreign exchange
  Financial measures
  Acquisitions, business combinations and divestitures
  Controls and procedures
  The oversight role of the Audit Committee and Board of Directors.

Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2007.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in

Business risk and uncertainty in this MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3. ABOUT CAE

3.1 WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, CAE has built an excellent reputation and long-standing customer relationships based on 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. More than 5,000 employees work in production and training facilities in 19 countries around the world. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

32 | CAE ANNUAL REPORT 2007

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE.
  New York Stock Exchange, under the symbol CGT.

3.2 OUR VISION

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

3.3 OUR STRATEGY AND KEY PERFORMANCE DRIVERS

Our strategy

We have transformed ourselves over the past few years, evolving from a supplier of equipment to a provider of integrated training solutions. When our President and Chief Executive Officer joined CAE in August 2004, he launched an in-depth strategic review of our markets, customers and other stakeholders as well as our own internal resources and capabilities.

As a result, we refined our strategic direction by focusing on a wide range of simulation and training products and services for two core markets – civil and military – and selling the Marine Controls division. We also focused on achieving operational synergies, protecting our technological leadership and restoring financial health to ensure our stability and long-term growth.

To achieve this, our 2007 priorities included:

  Complete the remaining elements of our restructuring plan.
  Continue to strengthen relationships with customers and original equipment manufacturers.
  Continue to improve our financial performance.
  Continue to re-engage our employees around the world.
  Maintain our technological leadership.
  Target growth in our core markets.

Complete the remaining elements of our restructuring plan

In February 2005, we announced a formal restructuring plan to achieve our strategy, to leverage our core capabilities and to institute a platform for sustainable, profitable business.

The plan focused on six key areas:

  Consolidating development and production activities such as engineering, program management and global procurement functions which existed in various business units and resulted in duplication of effort.
  Improving initiatives to standardize processes and focus the manufacturing process around our products.
  Rationalizing the civil training centre footprint by consolidating training centres to eliminate duplication and relocate a number of FFSs to maximize yield.
  Optimizing the work force, streamlining the management structure and re-engaging employees.
  Implementing an enterprise resource planning (ERP) system to improve transparency, accountability and information flow.
  Introducing other measures to improve the nature and focus of our operations.

We spent the last two years implementing this plan. While some activities started towards the end of fiscal 2005, fiscal 2006 was a transition year as we revised our business processes and cost structure.

We completed the final elements of the restructuring plan in fiscal 2007 by:

  Reviewing our product and services portfolio to deliver solutions to better meet customers’ needs.
  Developing innovative processes that expand our capabilities and technology into new markets.
  Re-engineering business processes related to the implementation of the ERP system.
  Relocating a total of 15 FFSs.
  Closing three locations.
  Implementing an ERP system in seven of the countries where TS/C operates.

Continue to strengthen relationships with customers and original equipment manufacturers

Paramount to CAE’s success is ensuring that we develop products and services that help ensure the success and satisfaction of our customers. CAE is focused on listening closely to customers so we can develop innovative solutions designed to enhance safety and efficiency. CAE has established a Customer Advisory Board (CAB) and Technical Advisory Board (TAB) specifically to solicit candid feedback and input from our customer base. The CAB and TAB help shape CAE’s product and service offerings, and provide valuable insight for future technology developments. For example, both the CAB and TAB had significant input on the development of the new CAE 5000 Series full-flight simulator.

CAE ANNUAL REPORT 2007 | 33

3.3 OUR STRATEGY AND KEY PERFORMANCE DRIVERS (CONT’D)

Also, one of our strategic priorities is to develop a competitive training service that is cost effective and increases revenue per simulator and the proportion of training services (wet training versus ) selling leased time on training devices (dry training) in our global network of training centres.

We are pursuing a number of initiatives to help meet the growing demand for trained pilots including:

  Pilot provisioning, our turnkey service that includes recruiting, screening, selection and training to convert experienced pilots
  CAE Global Academy, our new training alliance for pilot candidates launched in the second quarter. We signed a total of six schools during fiscal 2007, and we can now train over 1,000 cadets per year.

This year we announced a training joint venture with Embraer for crews of the new Phenom 100 Very Light Jet (VLJ) and Phenom 300 Light Jet (LJ).

We are continuing to strengthen relationships and partnerships with original equipment manufacturers. For example, EADS CASA selected CAE as its preferred training systems provider for the C-295 aircraft, and we are currently developing C-295 simulators for the EADS CASA training centre in Spain and the Brazilian Air Force. We are also working with EADS CASA to support other C-295 aircraft programs around the world. Boeing selected CAE to provide the training systems for the U.S. Air Force’s C-130 Avionics Modernization Program, and Boeing also recognized CAE with its Outstanding Supplier Award for outstanding responsiveness and support during development of new business opportunities.

Continue to improve our financial performance

We are showing earnings growth, positive steady free cashflow and reduction in net debt. We also reduced the manufacturing costs for simulation equipment we sell to third parties and install in our global network of training centres.

We also reduced the cycle time for manufacturing and producing products in modules to help lower costs.

Continue to re-engage our employees around the world

We benefit from an employee base that is diversified, well educated and experienced. We must also have an employee base that is highly engaged. Our commitment to communicate clearly and on a timely basis and to share ideas across levels and functions is critical to this effort.

We have a number of initiatives in place to foster employee engagement around the world, including our Employee engagement survey forums , with the CEO and Group Presidents, focus groups and our new employee recognition program, which was initially piloted among 1,200 engineers and scientists in our Montreal office.

Our 2007 Employee engagement survey revealed that almost 90% of our employees believe in the value of our products and services. We had a 30% improvement from our 2005 survey, and our results were higher than average for global companies.

Maintain our technological leadership

We continue to invest in new and innovative technologies. Project Phoenix is the $630 million R&D initiative we launched in fiscal 2006 to improve leading-edge technologies and develop new applications that reinforce our industry position as a world leader in simulation, modelling and services.

We consulted with customers to develop innovative products and service solutions that enhance their operational efficiencies and mitigate operational risks.

We made key acquisitions, expanding our modelling and simulation capabilities and R&D efforts in key markets:

Fiscal 2007
• KESEM International Pty Ltd. (KESEM).

Early fiscal 2008

  Engenuity Technologies.
  MultiGen-Paradigm, Inc.

We also launched the CAE 5000 Series full-flight simulator, a breakthrough product designed to meet training requirements for high-volume commercial narrow-body aircraft, such as the B737 and the A320, and the emerging VLJs in the business jet market. The 5000 Series expands our portfolio of simulation and training solutions, which is already the most comprehensive offering in the industry. We developed the new simulator based on input from customers, our technical advisory boards, our own training instructors and strong and effective coordination with regulatory agencies worldwide.

34 | CAE ANNUAL REPORT 2007

Target growth in our core markets

There are four elements to our growth initiatives:

  Focusing our civil business on high growth markets such as Asia and the Middle East.
  Increasing the presence of our military segments in the U.S. market.
  Expanding vertically within the aerospace and defence industry into other products and services that require our technological expertise in modelling and simulation.
  Expanding horizontally by leveraging our expertise in modelling and simulation to pursue opportunities in non-traditional areas, such as homeland defence.

We have emerged from our restructuring as a company that is well diversified between products and services and between the civil and military markets. We are now more oriented towards services and technology, and we have a solid financial base and a balanced business. These are key strengths that we plan to sustain and build on as we position ourselves for growth.

Key performance drivers

We have defined 10 key attributes that give us a competitive advantage and drive our performance.

Technological leadership

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. CAE has consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers.

Product design and reliability

We design our simulators so customers can easily upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

Our simulators are typically rated among the highest in the industry for reliability. This is a key benefit because simulators operate in high-duty cycles of up to 20 hours a day.

Long-term customer relationships

Because of our focus on quality of service and our ability to consistently meet or exceed our customers’ standards, we have had many long-term relationships with major airlines and ministries of defence around the world – some even spanning decades.

Large and diversified fleet of FFSs

We operate a fleet of over 110 FFSs to meet the wide range of operational requirements of our customers. Our fleet includes FFSs for various types of aircraft from major manufacturers including commercial jets, business jets and military helicopters.

Leveraging synergies between our products and services

Our broad array of flight training products allows us to tailor solutions to each customer’s specific requirements, which makes us unique. Our segments work closely together because the sales of training equipment and related services are often part of the same program.

Customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts.

Global coverage

We have operations in 19 countries on five continents. This broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market.

Training methodology

We revolutionized the way aviation training is performed when we introduced our Simfinity®-based training solutions and courseware. We achieved wide distribution by installing the high-fidelity simulation software in our FFSs and leveraging this into training devices and solutions that are used throughout the training cycle. This effectively brings the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. Because our Simfinity® devices are part of a suite of fully integrated training solutions, customers can use these devices to perform any updates and upgrades.

CAE ANNUAL REPORT 2007 | 35

Capacity to control costs

We continue to focus on becoming more efficient while lowering costs. Successfully controlling costs depends on our ability to obtain the data, equipment, consumables and other supplies that are required to carry out our operations at competitive prices. Our Global Strategic Sourcing group is focusing on improving long-term cost control and sourcing strategies with our major suppliers. They are sharing this knowledge globally across our business and implementing best practices in procurement. They are also analyzing costs to source supplies at the lowest cost over the life of a FFS, and this may lead to developing long-term alliances with some of our suppliers to ensure there is always an adequate supply of materials.

Innovation for the future

Innovation has always been at the heart of our business and success over our 60-year history. It is key to helping chart our future success.

A core group of people have been exploring different opportunities to build on our key strengths and tap new, emerging and adjacent markets to invest in during the year.

Opportunities that build on our technology, leverage customer intimacy and capitalize on our knowledge of training and the development of course curriculum are the main focus.

We are also exploring other areas such as medical simulation, transportation and others, where our existing capabilities can help other markets mitigate risks, guide decision-making and create operational efficiencies.

3.4 CAPABILITY TO EXECUTE STRATEGY AND DELIVER RESULTS

Our resources and processes ensure we can carry out our strategy and deliver results. We have two other attributes that are critical to our success:

Our financial position

At March 31, 2007, our net debt was $133.0 million, representing a net debt to market capitalization ratio of less than 5%. With our strong balance sheet, available credit and the cash we are able to generate from operations, we have adequate funding in place or available to sustain our current development projects. See section 7, Consolidated financial position for a more detailed discussion.

A skilled workforce and experienced management team

At the end of fiscal 2007, we had more than 5,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader and our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

3.5 OUR OPERATIONS

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning.
  The military market includes defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres, and original equipment manufacturers than any other company. We have a wealth of experience in developing prototype simulators for new types of aircraft, including over 20 models in the past and, more recently, the Airbus A380 and Dassault 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts and inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building

36 | CAE ANNUAL REPORT 2007

new facilities. We currently have more than 110 FFSs installed in 24 training centres around the world. We intend to increase the number of RSEUs in our network to maintain our position and address new market opportunities. We are developing our training network to meet the long-term, steady stream of recurring training needs so we rely less on new aircraft deliveries to drive revenue.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

  Positive economic indicators
  Continued growth in revenue per passenger kilometre
  Strong aircraft orders and new platforms
  Growing demand for trained pilots.

Positive economic indicators

GDP and growth in corporate profits driving business aviation market

Business aviation is experiencing a strong and growing training market because fleets are active, projections for business jet deliveries are high and new operators are entering the market. We expect the development of the very light jet (VLJ) and light jet (LJ) segments to lead to opportunities for training and other services in the future.

New and emerging markets

Emerging markets such as Asia-Pacific, the Indian sub-continent and the Middle East continue to experience high growth in air traffic, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres.

Continued growth in revenue per passenger kilometre

Steady growth in air travel

We anticipate the long-term, steady growth in passenger traffic that recently recommenced and to continue for the foreseeable future. We expect this to be slightly above the average annual growth from 1995 to 2005 of 5.2% . This is barring any major developments such as excessive fuel prices, regional political instability, acts of terrorism, pandemics or other world events.

Continued growth of low-cost airlines

The growth of low-cost airlines continues to be a major factor driving activity in the civil aviation market, and the demand for simulation products and training services. In 2006, low-cost airlines represented more than 27% of capacity in the U.S., and more than 24% in Europe. These percentages are expected to grow as low-cost airlines expand their fleets. In the Asia-Pacific region, low-cost airlines represented just 9% of capacity in 2006, but this represents a jump of over 55% from 2005. CAE clients such as Ryanair and IndiGo are representative of low-cost carriers expanding their fleets and capacity, thus spurring increasing demand for pilot training equipment and services.

Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets such as North America. The North American market has started to show two key signs of recovery:

  Some legacy carriers have emerged from Chapter 11 and returned to profitability
  Some airlines have made initial orders to replace their fleets, and we expect this trend to continue for the next few years.

Strong aircraft orders and new platforms

New aircraft platforms

Original equipment manufacturers are introducing new platforms, which will drive worldwide demand for simulators and training. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Embraer Phenom 100 and 300 and the Eclipse 500 VLJs are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities.

Strong aircraft orders

In calendar 2006, Boeing received a total of 1,044 orders for new aircraft and Airbus received 824 orders. Their strong delivery forecast and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which may affect our deliveries.

CAE ANNUAL REPORT 2007 | 37

Growing demand for trained pilots
Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots worldwide, which is creating a shortage of qualified pilots. The shortage is even more pronounced because of aging demographics and fewer military pilots transferring to civil airlines. Emerging markets like India and China are experiencing this even more severely because air traffic is growing more quickly there than in developed countries, and there is less infrastructure to meet the current and projected demand for pilots.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand. On July 19, 2006, we launched CAE Global Academy, a new training alliance designed to address the global shortage of pilots. We signed agreements with three Flight Training Organizations (FTOs) this year and added three more FTO members to the CAE Global Academy in April 2007.

New pilot certification process requires simulation-based training

The aviation industry is expected to adopt another certification process for training pilots in 2007. The International Civil Aviation Organization (ICAO) multi-crew pilot licence (MPL) requires more simulation-based training, which we expect to be positive for our business.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment and training systems for a variety of military aircraft, including fighter jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the US services. We have also developed more training systems for the C-130 Hercules than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly by 2 to 3% a year, we believe that our share of that spending will increase for the following reasons:

  Demand for our type of products and services is growing
  The nature of warfare is changing.

Demand for our type of products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, NH Industries is starting to deliver the NH90 helicopter, and EADS CASA is aggressively marketing the C-295 transport worldwide, all of which fuel the demand for new types of simulators.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively.

For example, we won a new contract this year with the United States Marine Corps to provide engineering support services for the AV-8B and KC-130 training systems.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon systems platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

38 | CAE ANNUAL REPORT 2007

Extension and upgrade of existing weapon systems platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, we won a contract in fiscal 2007 to upgrade the Royal Navy’s EH101 Merlin Training System for their maritime patrol helicopters as part of the Merlin Capability Sustainment Programme.

The nature of warfare is changing
Demand for networking

The nature of warfare is changing. Allies are co-operating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. For example, we received a contract this year to design and manufacture MH-60R tactical operational flight trainers for the U.S. Navy. These devices can be networked to train both flight and rear crews, and support the U.S. Navy’s Simulator Master Plan to allow for networked training for their range of platforms.

Growing acceptance of synthetic training

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, we are currently fulfilling a contract with the United States Army to deliver a Synthetic Environment Core (SE-Core) Database Virtual Environment Development (DVED).

3.6 FOREIGN EXCHANGE

We believe that disclosing the impact of foreign exchange on our results is useful supplemental information because it allows you to compare performance before the effect of foreign exchange, which can have a significant impact on our operations and financial results.

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. The variation in rates lowered this year’s earnings from continuing operations (after tax) by approximately $2.4 million compared to fiscal 2006, and partly offset our operational improvements.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of the last two fiscal years:

			Increase
	2007	2006	(Decrease)

U.S. dollar (US$ or USD)	1.1529	1.1671	(1%)
Euro ( €)	1.5418	1.4169	9%
British pound (£ or GBP)	2.2697	2.0299	12%

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase
	2007	2006	(Decrease)

U.S. dollar (US$ or USD)	1.1385	1.1938	(5%)
Euro ( €)	1.4598	1.4553	–
British pound (£ or GBP)	2.1550	2.1341	1%

Three areas of our business are affected by changes in foreign exchange rates:

• Our networks of civil and military training centres

Most of each network’s revenue and costs are in the local currency. Changes in the value of the local currency relative to the Canadian dollar therefore have an impact on a network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the cumulative translation adjustment (CTA) account, which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate effect on the earnings statement and an impact on year-to-year and quarter-to-quarter comparisons.

• Our manufacturing operations outside of Canada (Germany, U.S., U.K. and Australia)

Most of the revenue and costs in these operations are generated in their local currency except for some data and equipment they buy in different currencies from time to time. Changes in the value of the local currency relative to the Canadian dollar therefore have an impact on the operation’s net profitability and net investment when expressed in Canadian dollar.

CAE ANNUAL REPORT 2007 | 39

• Our manufacturing operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 85% of our revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and euro), while a significant portion of the expenses is in Canadian dollars.

As a general policy, we hedge the milestone payments in contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. It is impossible, however, to completely offset the effects of changing foreign currency values, leaving some residual exposure that can affect the statement of earnings.

Our manufacturing operations in Canada are exposed to changes in the value of the Canadian dollar over the long term because we do not enter into hedges of expected future revenues until the contracts are signed. When revenue is translated into Canadian dollars, our revenue and margins can fluctuate.

Sensitivity analysis

We conducted a sensitivity analysis to determine the impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

  Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge these revenues.
  Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries – this has a natural hedge. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we subtracted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our revenue and operating income, as well as our net exposure:

		Operating
Exposure (amounts in millions)	Revenue	income	Hedging	Net exposure

U.S. dollar (US$ or USD)	5.4	1.8	(1.4)	0.4
Euro (€)	1.9	0.3	(0.2)	0.1
British pound (£ or GBP)	0.4	Not material	Not material	Not material
Australian dollar (AUD$ or AUD)	0.3	Not material	Not material	Not material

3.7 NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order.
  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it.
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to monitor how much we are investing in our business. We measure it from two perspectives:

Capital used

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion).
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Sources of capital

We add net debt to total shareholders’ equity to understand where our capital is coming from.

40 | CAE ANNUAL REPORT 2007

Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain current levels of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

Gross margin

Gross margin is a financial measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have tied up in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of the subsidiary, and not the parent company.

Non-recurring items

Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

Revenue per simulator

Revenue per simulator is a financial measure we calculate by dividing the revenue of TS/C for the period (on an annualized basis) by the related revenue simulator equivalent unit.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a RSEU. If a FFS is being powered down and relocated, it will not be included as a RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance (these items are presented in the reconciliation between total segment operating income and EBIT (see Note 27 to the consolidated financial statement).

4. CONSOLIDATED RESULTS

We have retroactively restated all comparative prior periods to account for a recent change in accounting standards (EIC-162:

Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date). This change was required for all companies under Canadian GAAP for interim and annual financial statements ending on or after December 31, 2006.

You will find more details in section 10, Changes in accounting standards.

CAE ANNUAL REPORT 2007 | 41

4.1 RESULTS OF OUR OPERATIONS – FOURTH QUARTER OF FISCAL			2007
Summary of consolidated results

(amounts in millions, except per share amounts)	Q4-2007	Q3-2007		Q2-2007	Q1-2007	Q4-2006

Revenue	$337.3	$331.2		$280.4	$301.8	$284.3
Earnings before interest and income taxes (EBIT)	53.3	44.2		44.8	47.1	9.1
As a % of revenue	15.8%	13.3%		16.0%	15.6%	3.2%
Interest expense, net	3.5	2.9		1.2	3.0	0.9

Earnings from continuing operations (before taxes)	$49.8	$41.3		$43.6	$44.1	$8.2
Income tax expense (recovery)	14.7	11.6		12.3	11.1	(6.4)

Earnings from continuing operations	$35.1	$29.7		$31.3	$33.0	$14.6
Results from discontinued operations	(0.8)	–		(0.3)	(0.6)	(5.4)

Net earnings	$34.3	$29.7		$31.0	$32.4	$9.2
Basic and diluted EPS from continuing operations	0.14	0.12		0.12	0.13	0.06
Basic and diluted EPS	0.14	0.12		0.12	0.13	0.04

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).
Summary of results excluding non-recurring items

(amounts in millions, except per share amounts)	Q4-2007	Q3-2007		Q2-2007	Q1-2007	Q4-2006

Earnings from continuing operations (before taxes)	$48.7	$44.1		$43.9	$44.4	$31.7
Net earnings from continuing operations	35.1	32.0		31.2	31.0	23.0
Basic and diluted EPS from continuing operations	0.14	0.13		0.12	0.12	0.09

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue was 2% higher than last quarter and 19% higher year over year

Revenue was $6.1 million higher than last quarter even though SP/M revenue decreased by $13.0 million or 12%. SP/C increased its revenue by 6%, TS/C by 10% and TS/M by 10% this quarter while the decrease in SP/M’s revenue was mainly because of unusually high activity on some European programs in the third quarter.

All four segments had higher revenue compared to the same period last year:

  SP/C revenue was 25% or $19.6 million higher because of the higher number of new orders.
  SP/M revenue was 19% or $14.7 million higher because of higher activity on some U.S. programs.
  TS/C revenue was 13% or $10.6 million higher because of the strong demand for training.
  TS/M revenue was 17% or $8.1 million higher because of the integration of Kesem and higher revenue from our training centre in Benson, U.K.

You will find more details in Results by segment.

EBIT7 was $9.1 million higher than last quarter and $44.2 million higher year over year

EBIT for this quarter was $53.3 million, or 15.8% of revenue, and $52.2 million, or 15.5% of revenue excluding non-recurring items. This quarter we reversed a net provision of $1.1 million relating to the restructuring plan. You will find more details in

Reconciliation of non-recurring items.

Compared to last quarter, EBIT was up by 21% or $9.1 million. Segment operating income8 for TS/C increased by $7.8 million but was partly offset by a decrease in the other segments. Lower activity related to the restructuring plan increased EBIT by $3.9 million. EBIT last quarter was $47.0 million, or 14.2% of revenue, excluding non-recurring items.

EBIT was up by $44.2 million over last year because of higher segment operating income in all four segments, which increased segment operating income overall by $18.0 million. EBIT was also up because restructuring activity was lower this quarter, compared to the expense of $25.1 million for the same period a year ago.

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $0.6 million higher than last quarter and $2.6 million higher year over year

Net interest expense was 21% higher than last quarter because of slightly higher interest on long-term debt and lower capitalized interest. These were partly offset by higher interest income.

Net interest expense was higher than the same period last year because of:

  Higher interest expense on long-term debt.
  Lower interest revenue mainly because we recognized $2.2 million in revenue in the fourth quarter of fiscal 2006 from the accretion of discounts on notes receivable owed to us by the acquirer of one of our discontinued operations. This was partly offset by higher interest earned on cash on hand this quarter and higher capitalized interest because assets under construction were higher compared to the same period last year.

7Non-GAAP measure (see Section 3.7) .
8Non-GAAP measure (see Section 3.7) .

42 | CAE ANNUAL REPORT 2007

Effective income tax rate is 30% this quarter

Income taxes this quarter were $14.7 million, representing an effective tax rate of 30%, compared to 28% for the last quarter and a tax recovery of $6.4 million in the fourth quarter of fiscal 2006.

The recovery in the fourth quarter of last year was mainly attributed to the recognition of $9.0 million of tax assets from the reduction of the valuation allowance on our net operating losses in the U.S. and other recoveries. This recognition was mainly because of the further improvement in profitability of our U.S. operations.

Excluding non-recurring items, income tax expense was:

  $13.6 million for this quarter, representing an effective tax rate of 28%
  $12.1 million for the third quarter, representing an effective tax rate of 27%
  $8.7 million for the fourth quarter last year, representing an effective tax rate of 27%.

You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $0.8 million higher this quarter and $4.6 million lower year over year

Net loss from discontinued operations this quarter was mainly because of a net loss from Forestry Systems. Consulting and legal fees that were recorded this quarter were partly offset by a net gain from property sold that was classified as assets held for sale. Compared to the same period last year, the net loss from discontinued operations was lower mainly because of our former Cleaning Technologies business for which, in fiscal 2006, we incurred significant costs that were mostly related to the revaluation of a pension liability and a reversal of an unrecognized tax asset.

4.2 RESULTS OF OUR OPERATIONS – FISCAL 2007
Summary of consolidated results

(amounts in millions, except per share amounts)		2007	2006	2005

Revenue		$1,250.7	1,107.2	986.2
Gross margin [9]		$364.4	266.2	217.6
As a % of revenue	%	29.1	24.0	22.1

Earnings (loss) before interest and income taxes (EBIT)		$189.4	104.0	(372.9)
As a % of revenue	%	15.1	9.4	–
Interest expense, net		$10.6	16.2	32.1

Earnings (loss) from continuing operations (before taxes)		$178.8	87.8	(405.0)
Income tax expense (recovery)		$49.7	18.2	(100.6)

Earnings (loss) from continuing operations		$129.1	69.6	(304.4)
Results from discontinued operations		$(1.7)	(6.0)	104.8

Net earnings (loss)		$127.4	63.6	(199.6)
Basic and diluted EPS from continuing operations		$0.51	0.28	(1.23)
Basic EPS		$0.51	0.25	(0.81)
Diluted EPS		$0.50	0.25	(0.81)

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).
Summary of results excluding non-recurring items

(amounts in millions, except per share amounts)		2007	2006	2005

Earnings from continuing operations (before taxes)		$181.1	122.9	65.5
Net earnings from continuing operations		$129.3	85.5	47.2
Basic and diluted EPS from continuing operations		$0.51	0.35	0.19

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue was 13% or $143.5 million higher than last year

The increase in revenue over last year was due to growth in all four segments, and mainly from the SP/C and SP/M segments. SP/C revenue was 35% or $91.1 million higher because of the large number of new orders and a higher number of deliveries. SP/M revenue was 9% or $30.1 million higher because of higher order intake particularly in the U.S. and the U.K.

You will find more details in Results by segment.

Gross margin was $98.2 million higher than last year

Gross margin was $364.4 million this year or 29.1% of revenue compared to $266.2 million or 24.0% of revenue last year. The increase comes from improvement in all four segments.

9Non-GAAP measure (see Section 3.7) .

CAE ANNUAL REPORT 2007 | 43

EBIT was $85.4 million higher than last year

EBIT was $189.4 million for the year, or 15.1% of revenue, and $193.1 million, or 15.4% of revenue excluding non-recurring items mainly related to the restructuring plan, which we completed this quarter.

EBIT was up by $85.4 million over last year because of the increase in segment operating income for all segments (almost 50% from SP/C) and a decrease this year in the costs related to the restructuring plan.

EBIT was affected by various non-recurring items in fiscal 2006 totalling $32.8 million:

  A $5.3 million net foreign exchange gain on the reduction of the investment in certain self-sustaining subsidiaries.
  A gain of $1.8 million related to exiting the Do328J platform.
  A write-down of $5.9 million of deferred bid costs (incurred post-selection) on certain projects.
  Costs relating to the restructuring plan of $34.0 million.

Excluding these non-recurring items, EBIT was $136.8 million (12.4% of revenue).

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $5.6 million lower than last year

	FY2006	FY2005
(amounts in millions)	to FY2007	toFY2006

Net interest, prior period	$16.2	$32.1
Decrease in interest on long-term debt	(3.1)	(12.3)
(Increase)/decrease in interest income	2.1	(1.2)
(Increase)/decrease in capitalized interest	(1.3)	3.0
Decrease in amortization of deferred financing charges	(1.7)	(5.7)
Other	(1.6)	0.3

Decrease in net interest expense from the prior period	$(5.6)	$(15.9)

Net interest, current period	$10.6	$16.2

Net interest expense was $10.6 million this year, which is 35% or $5.6 million lower than last year. This is mainly because of:

Lower interest expense on overall long-term debt:

We repaid the Amsterdam asset-backed financing at the end of the third quarter of fiscal 2006.

We repaid the $20 million senior note tranche in fiscal 2006.

Reduced amortization of deferred financing costs:

We had lower amortization of deferred costs from the new credit facility.

In fiscal 2006, we wrote off all of the unamortized deferred financing charges related to our previous revolving credit facility.

Increased capitalized interest:

We had a higher level of assets under construction at the end of the year compared to last year.

Effective income tax rate is 28%

Income taxes were $49.7 million this year, representing an effective tax rate of 28%, compared to 21% for the same period last year. We recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 because of the reduction in valuation allowance on U.S. net operating losses and other tax recoveries.

Income tax expense, excluding non-recurring items, was:

  $51.8 million this year, representing an effective tax rate of 29%.
  $37.4 million for last year, representing an effective tax rate of 30%.

We expect the effective income tax rate for fiscal 2008 to be approximately 30%. You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $4.3 million lower than last year

Net loss from discontinued operations was $1.7 million this year, which is 72% or $4.3 million lower than last year. This is mainly because of:

  The net loss from discontinued operations that we incurred last year from our former Cleaning Technologies business.
  Interest expense related to debt not directly attributed to continuing operations. We paid this using the proceeds of the sale of the Marine Controls segment that we also recorded in fiscal 2006.

4.3 RESULTS OF OUR OPERATIONS – FISCAL 2006 VS FISCAL 2005

Revenue

Revenue grew in fiscal 2006, a significant increase of $121.0 million, or 12%, from the year before. Growth in each of the four segments was mainly because of:

44 | CAE ANNUAL REPORT 2007

  Higher FFS deliveries in the SP/C segment.
  Progress on the NH90 contract in the SP/M segment.
  An improved business environment for the TS/C segment.
  Higher levels of maintenance and support in the TS/M segment.

EBIT

EBIT was $104.0 million in fiscal 2006. This included a net foreign exchange gain on the reduction of the net investment in certain self-sustaining foreign subsidiaries, a gain on exiting the Do328J platform, a write-down related to deferred bid costs and additional restructuring charges. EBIT would have been $136.8 million before these items.

EBIT was negative $372.9 million in fiscal 2005. This included the effect of impairment and restructuring charges. If the impairment and restructuring charges, and the offsetting recognition of additional investment tax credits related to fiscal 2000 to 2004 are not included, EBIT for fiscal 2005 was $88.4 million.

Net interest

Net interest was $15.9 million lower than fiscal 2005, mainly because:

  Borrowing activity was lower on the revolving term credit facility in fiscal 2006.
  Interest revenue was higher, mainly because in fiscal 2006 we recognized interest revenue from the accretion of discounts on notes receivable owed to us by the acquirer of a discontinued operation.
  Capitalization interest was lower in fiscal 2006 because of fewer assets under construction.
  Reduced amortization of deferred financing charges from the Brazilian financing repaid at the end of fiscal 2005.

Income taxes

We had a net tax recovery of $100.6 million in fiscal 2005 mainly because of the large impairment charge. This was partly offset by a recognition of $23.5 million in tax assets. We recorded an income tax expense of $18.2 million in fiscal 2006.

Discontinued operations

We recorded a net loss of $6.0 million from discontinued operations in fiscal 2006 because of adjustments to pension provisions and other obligations from discontinued operations. We reported a gain of $104.8 million in fiscal 2005, which was mainly from the sale of the Marine Controls segment.

4.4 EARNINGS EXCLUDING NON-RECURRING ITEMS

The table below shows how non-recurring items have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP.

Reconciliation of non-recurring items – Fourth quarter of fiscal 2007

(amounts in millions, except per share amounts)

		Q4-2007			Q3-2007			Q4-2006

	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from continuing
operations	$49.8	$35.1	$0.14	$41.3	$29.7	$0.12	$8.2	$14.6	$0.06
EBIT:
• Restructuring plan
– restructuring charge	(1.5)	(1.2)	–	2.3	2.0	0.01	13.8	10.3	0.04
– other costs associated
with the restructuring plan	0.4	1.2	–	0.5	0.3	–	11.3	8.7	0.03
Interest expense, net:
• Accretion of discounts
on notes receivable	–	–	–	–	–	–	(1.6)	(1.6)	(0.01)
Income tax expense:
• Tax recoveries	–	–	–	–	–	–	–	(9.0)	(0.03)

Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$48.7	$35.1	$0.14	$44.1	$32.0	$0.13	$31.7	$23.0	$0.09

We restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

CAE ANNUAL REPORT 2007 | 45

Reconciliation of non-recurring items – for the 12-month period ending March 31

(amounts in millions, except per share amounts)

	Fiscal 2007				Fiscal 2006		Fiscal 2005

	before	after	per	before	after	per	before		after		per
	tax	tax	share	tax	tax	share	tax		tax		share

Earnings from continuing
operations	$178.8	$129.1	$0.51	$87.8	$69.6	$0.28	$(405.0	) $	(304.4	) $	(1.23)
EBIT:
• Restructuring plan
– restructuring charge	1.2	1.0	–	18.9	14.1	0.06	24.5		16.7		0.07
– other costs associated
with the restructuring plan	6.9	5.5	0.03	15.1	11.3	0.05	7.7		5.7		0.02
• Release of claims payment	(4.4)	(3.1)	(0.01)	–	–	–	–		–		–
• Foreign exchange gain	–	–	–	(5.3)	(5.7)	(0.02)	–		–		–
• Write-down of deferred
bid costs	–	–	–	5.9	5.1	0.02	–		–		–
• Exit from the Dornier
328J platform	–	–	–	(1.8)	(1.0)	(0.01)	–		–		–
• Additional ITC recognition
(FY2000-FY2004)	–	–	–	–	–	–	(14.2)		(10.1)		(0.04)
• Impairment charge	–	–	–	–	–	–	443.3		354.2		1.43
Interest expense, net:
• Early repayment of
notes receivable	(1.4)	(1.4)	(0.01)	–	–	–	–		–		–
• Accretion of discounts
on notes receivable	–	–	–	(1.6)	(1.6)	(0.01)	–		–		–
• Early settlement of
high-cost long-term debts	–	–	–	2.8	2.0	0.01	9.2		8.6		0.03
• Write-down of unamortized
deferred financing costs	–	–	–	1.1	0.7	–	–		–		–
Income tax expense:
• Tax recoveries	–	(1.8)	(0.01)	–	(9.0)	(0.03)	–		(23.5)		(0.09)

Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$181.1	$129.3	$0.51	$122.9	$85.5	$0.35	$65.5		$47.2		$0.19

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Restructuring plan

We had a net reversal of $1.1 million this quarter, which resulted in an expense of $8.1 million for the year. The reversal relates to a provision that was set up in fiscal 2006 to cover the eventual severance cost for TS/C. We estimated the provision on the probable cost of terminating certain employees based on the different scenarios. The actual severance costs were lower following option by these employees. This reversal was partly offset by costs incurred to relocate the remaining simulators and to implement our ERP system. We completed the relocation of 15 FFSs this year. This leaves one to be relocated in fiscal 2008, the costs of which will be absorbed in our continuing operations results. In order to better serve our client, we consolidated our training services and, as a consequence, we closed three training centres this year: in Alcala, Spain, the Maastricht flight school in the Netherlands and the facility in Dallas in the U.S.

Early repayment of notes receivable

In the second quarter of fiscal 2007, we received an early payment, in full, of secured, subordinated promissory long-term notes receivable that we had recorded in other assets. The amount was part of the consideration for our sale of Ultrasonics and Ransohoff in 2002. We recognized $1.4 million in interest revenue in the second quarter as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

Licence and release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we licensed the use of our intellectual property in relation to the AVTS project to the U.K. Ministry of Defence (the Authority) in the first quarter of fiscal 2007. The contract also releases all Landmark Consortium members of all claims and potential claims they might make against the Authority relating to the change in the approach to procurement for the AVTS program. Our share of the contract is valued at £4.2 million ($8.8 million). We received the payment in the first quarter and recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims. We recorded the remaining £2.1 million ($4.4 million), which related to a licence of intellectual property, in the corresponding military segments.

46 | CAE ANNUAL REPORT 2007

Accretion of discount on notes receivable

In the fourth quarter of fiscal 2006, we had $2.2 million in additional interest from the accretion of discount on notes receivable. Only $0.6 million of this amount was considered recurring each year until maturity.

Early settlement of high-cost, long-term debts

In the third quarter of fiscal 2006, we took advantage of available liquidity and the strong Canadian dollar to prepay a higher cost, asset-backed financing arrangement that was in place when we acquired Schreiner Aviation Training. The Amsterdam asset-backed financing was €22.7 million, and the prepayment resulted in a one-time, pre-tax charge totalling $2.8 million.

Write-down of unamortized deferred financing costs

We closed the new credit facility on July 7, 2005 and wrote down unamortized deferred financing costs of $1.1 million in the second quarter of fiscal 2006. These costs were related to the original credit facility that had been in place.

Foreign exchange gain

We reduced our net investment in certain self-sustaining subsidiaries in fiscal 2006, and transferred corresponding amounts of foreign exchange gain or losses accumulated in the currency translation adjustment (CTA) account to the statement of earnings. This resulted in a non-recurring pre-tax gain of $5.3 million. The reduction of capitalization in self-sustaining subsidiaries is not part of our day-to-day operations and we do not consider any impact on the results to be recurring.

Write-down of deferred bid costs

In the first quarter of fiscal 2006, we wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which, we were selected and for which subsequent to selection, the likelihood of success was significantly reduced. Of the $5.9 million, $4.4 million was related to the AVTS program.

Exit from the Dornier 328J platform

In the third quarter of fiscal 2006, we reached a decision to no longer offer training services for the Dornier 328 Jet (Do328J) aircraft. We sold two Do328J FFSs that quarter, for a net gain of $1.8 million.

Additional ITCs recognition (fiscal 2000 to 2004)

While ITCs are a normal part of our business, in fiscal 2005 we recognized additional ITCs of $14.2 million, increasing SP/C operating income by $9.8 million in the first quarter of fiscal 2005, and SP/M operating income that quarter by $4.4 million. The additional credits were from a change we made to our estimate of ITCs recoverable in fiscal 2003 and 2004, based on an audit by tax authorities of R&D expenditures we claimed from fiscal 2000 to 2002.

Tax recoveries

We consider the following tax recoveries to be non-recurring because they were not part of our day-to-day operations:

  We reduced the valuation allowance on net operating losses in the U.K. this year, which allowed us to recognize a cumulative $1.8 million in tax assets (net of a $0.2 million reversal in the second quarter).
  We recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 because of the reduction in valuation allowances on U.S. net operating losses and other tax recoveries.
  We recognized $23.5 million in tax assets as non-recurring items in fiscal 2005. This was from a reduction in the valuation allowance for net operating losses, and for capital losses for income tax purposes in the U.S.

Impairment charge

In the third quarter of fiscal 2005, we began a comprehensive review of the performance and strategic orientation of our business units. This revealed several factors that had a significant impact mainly on the civil segment (which we now operate as the SP/C and TS/C segments). We recorded an impairment charge of $443.3 million as at December 31, 2004. You can find more details in our consolidated financial statements for fiscal 2005.

4.5 GOVERNMENT COST-SHARING

We continue to invest in new and innovative technologies to respond to growth opportunities and to maintain our technological leadership.

During fiscal 2006, we launched Project Phoenix, a $630-million, six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services. The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement this year with the Government of Québec for Investissement Québec to contribute $31.5 million to Project Phoenix over six years. We recognize a liability to repay these contributions when conditions arise. The repayment is reflected in the consolidated statements of earnings when royalties become due.

This year, the two governments contributed a total of $52.1 million to Project Phoenix. We recorded $45.0 million as a reduction of R&D expenses and $7.1 million for fixed assets or other capitalized costs. We recognized the contribution relating to the agreement with the Government of Québec based on costs incurred since June 2005.

CAE ANNUAL REPORT 2007 | 47

We have also been involved in various other TPC projects on R&D programs in the past few years that involve visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. We recorded royalty expenses of $7.5 million for these TPC projects this year.

The table below lists the contribution and royalties for all programs:

(amounts in millions)	2007	2006	2005

Contribution:
Phoenix	$52.1	$17.3	$–
Previous programs	–	7.5	10.8

Total contribution	$52.1	$24.8	$10.8
Amount capitalized	(7.1)	(3.8)	(0.9)

Amounts credited to income	$45.0	$21.0	$9.9
Royalty expense	(7.5)	(6.6)	(5.9)

Impact of contribution on earnings(1)	$37.5	$14.4	$4.0
Approximate impact of contribution on ITCs (25%)	(9.4)	(3.6)	(1.0)

Approximate pre-tax impact of contribution
to various R&D programs	$28.1	$10.8	$3.0

(1) We estimate that every $100 of net contribution we receive under various programs reduces the amount of ITCs by approximately $25 to $30 that would otherwise be available.

The above table does not reflect the additional R&D expenses that we incurred to secure the TPC funding. We must spend approximately $100 of eligible costs in order to receive approximately $30 in contribution.

4.6 CONSOLIDATED ORDERS AND BACKLOG

Our consolidated backlog was $2,774.6 million at the end of this year, which is 13% higher than last year. New orders of $1,455.2 million were added to backlog this year, offset by $1,250.7 million in revenue generated from backlog and an increase of $110.1 million mainly from the decrease in value of the Canadian dollar against the euro and the British pound.

Change in backlog

As at March 31,
(amounts in millions)	2007	2006	2005

Backlog, beginning of period	$2,460.0	$2,504.7	$2,292.4
+ orders	1,455.2	1,238.7	1,342.6
– revenue	(1,250.7)	(1,107.2)	(986.2)
+/– adjustments (mainly FX)	110.1	(176.2)	(144.1)

Backlog, end of period	$2,774.6	$2,460.0	$2,504.7

You will find more details in Results by segment ,below.

5. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Simulation Products/Civil (SP/C)
  Training & Services/Civil (TS/C)

Military segments:

  Simulation Products/Military (SP/M)
  Training & Services/Military (TS/M)

The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering, development, global procurement, program management and manufacturing functions.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level. If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

48 | CAE ANNUAL REPORT 2007

KEY PERFORMANCE INDICATORS
Segment operating income

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Civil segments
Simulation Products/Civil		$60.4	29.9	15.3	15.5	18.7	10.9	9.3
	%	17.4	11.6	15.7	16.8	22.2	14.7	11.9
Training & Services/Civil		$64.3	57.1	21.3	13.5	11.2	18.3	14.9
	%	19.1	17.7	23.2	16.2	14.3	21.9	18.4

Military segments
Simulation Products/Military		$39.1	27.0	9.5	11.2	7.3	11.1	6.8
	%	10.9	8.2	10.3	10.6	11.4	11.6	8.8
Training & Services/Military		$33.7	18.7	6.1	6.8	9.3	11.5	3.2
	%	16.2	9.3	10.9	13.4	17.4	23.9	6.7

Total segment operating income		$197.5	132.7	52.2	47.0	46.5	51.8	34.2
Other (expense) income expenses		$(8.1)	(28.7)	1.1	(2.8)	(1.7)	(4.7)	(25.1)

EBIT		$189.4	104.0	53.3	44.2	44.8	47.1	9.1

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of things not specifically related to its performance.

Capital employed

(amounts in millions)	March 31	December 31	September 30	June 30	March 31
	2007	2006	2006	2006	2006

Civil segments
Simulation Products/Civil	$(59.8)	(3.0)	(13.6)	(19.0)	(37.7)
Training & Services/Civil	$759.1	714.8	639.6	618.7	614.9

Military segments
Simulation Products/Military	$54.5	34.7	57.7	48.0	49.3
Training & Services/Military	$132.8	136.6	129.2	119.2	111.5

	$886.6	883.1	812.9	766.9	738.0

We use capital employed to understand how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, and other non-operating liabilities).

5.1 CIVIL SEGMENTS

SIMuLaTIoN ProduCTS/CIVIL

SP/C was awarded the following FFS contracts this quarter:

  One A320 FFS-5200 to Lufthansa
  One A330/340 FFS to Air China
  One B737 FFS to KLM
  One B737 FFS to Air China
  One B787 FFS to China Eastern
  Two B787 FFSs to Qantas.

Order intake this quarter was seven FFSs, bringing SP/C’s total order intake for the year to 34 FFSs.

CAE ANNUAL REPORT 2007 | 49

5.1 CIVIL SEGMENTS (CONT’D)
Financial results

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$348.1	257.0	97.6	92.1	84.2	74.2	78.0
Segment operating income		$60.4	29.9	15.3	15.5	18.7	10.9	9.3
Operating margins	%	17.4	11.6	15.7	16.8	22.2	14.7	11.9
Amortization & depreciation		$9.4	11.3	2.9	2.3	2.1	2.1	2.2
Capital expenditures		$14.4	5.7	1.8	0.9	3.5	8.2	2.5
Capital employed		$(59.8)	(37.7)	(59.8)	(3.0)	(13.6)	(19.0)	(37.7)
Backlog		$352.8	284.4	352.8	340.0	313.2	297.5	284.4

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue up by 6% from last quarter and by 25% year over year

Revenue increased over last quarter and last year because of the higher number of recent orders and because we achieved some important milestones on several projects.

Revenue was $348.1 million for the year, which is 35% or $91.1 million higher than last year

The increase reflects stronger order intake and a higher number of deliveries this year (25 deliveries this year compared to 18 in fiscal 2006).

Segment operating income similar to last quarter and up by 65% year over year

Segment operating income was similar to last quarter despite an increase in revenue. Operating margins are down from last quarter mainly because:

  We intensified our development efforts on our new CAE 5000 Series simulator, which we recently launched.
  We wrote down some deferred licence costs that we re-negotiated with one of our suppliers to give us more flexibility.

SP/C’s segment operating income was higher than last year because revenue was higher, we improved productivity and we started recognizing Investissement Québec’s contribution to Project Phoenix this fiscal year.

Segment operating income was $60.4 million for the year, which is 102% or $30.5 million higher than last year

The increase reflects higher revenue, improved program execution and higher contributions to Project Phoenix from Technology Partnership Canada and Investissement Québec.

Capital employed decreased over last quarter and over last year

Capital employed was lower mainly because of lower working capital accounts. This was because we collected a large number of milestone-based receivables this quarter.

Backlog up by 24% over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$284.4	$273.5
+ orders	406.9	284.4
– revenue	(348.1)	(257.0)
+/– adjustments (mainly FX)	9.6	(16.5)

Backlog, end of period	$352.8	$284.4

This year’s book-to-sale ratio is 1.2x.
TRaINING & SERVICES/CIVIL
TS/C was awarded over $140 million in contracts this quarter.

Expansion and new initiatives

In fiscal 2007, we opened one new training centre, expanded two and announced plans for an additional one:

The six-bay North East Training Centre near the Morristown, New Jersey airport officially started training in January 2007.

The four-bay expansion at the Burgess Hill Training Centre also officially opened in January 2007.

The new four-bay wing of the CAE Aviation Training Centre near Barajas Airport in Spain officially opened in March 2007.

We announced our intention to open our first Indian flight training centre in Bangalore in fiscal 2008.

We pushed forward with our strategy to sell more wet training (total services training) and launched our pilot provisioning strategy.

50 | CAE ANNUAL REPORT 2007

We received Level D certification on the second Dassault 900EX EASy / 2000EX EASy FFS and started the maintenance training program on the Dassault Falcon 7X. We received Interim Level C qualification on the world’s first Dassault 7X FFS on April 20, 2007.

Dassault approved our Falcon 2000EX EASy maintenance training course, and certified the course according to the Dassault Falcon Training Policy Manual (FTPM). We are to provide training to instructors according to the standards in the FTPM.

We also:

Added three new flight training organizations to the CAE Global Academy, bringing the number of schools in the network to six and increasing the supply of pilots who will graduate annually and be licensed from over 600 to over 1,000.

Signed agreements with Ryanair and Interglobe Aviation Limited (IndiGo) to train a total of 1,490 pilots over the next four years for possible employment with them.

Continue to see the benefits of our wet services and pilot supply initiatives as our revenue mix shifts. This strategy also allows us to expand our product offering and enhance our value proposition to customers.

Launched Emirates-CAE Flight Training, the first-ever Gulfstream 550 business jet training program in the Persian Gulf region, and welcomed the first customers.

We launched the Innovation Group, an initiative aimed at identifying opportunities for us to leverage our expertise and leading- edge simulation technologies in adjacent markets.

Financial results

(amounts in millions, except operating margins,
RSEU and FFSs deployed)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$336.9	322.3	91.7	83.1	78.4	83.7	81.1
Segment operating income		$64.3	57.1	21.3	13.5	11.2	18.3	14.9
Operating margins	%	19.1	17.7	23.2	16.2	14.3	21.9	18.4
Amortization & depreciation		$45.5	43.3	12.4	11.8	10.7	10.6	10.7
Capital expenditures		$108.1	87.5	27.7	32.5	30.1	17.8	21.3
Capital employed		$759.1	614.9	759.1	714.8	639.6	618.7	614.9
Backlog		$951.6	809.0	951.6	905.6	842.9	817.6	809.0
RSEU[10]		99	98	101	97	99	98	95
FFSs deployed		114	108	114	110	110	110	108

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue was $91.7 million this quarter, up 10% over last quarter

The 10% increase from last quarter is attributed to a strong demand in most of our training centres and an increase of four units in RSEUs. The decrease in value in the quarter of the Canadian dollar against the euro, British pound and the U.S. dollar also made a small contribution.

Revenue was $336.9 million this year, which is 5% higher than last year

This growth in revenue is mainly because of the strong demand for training, which reflects the healthy state of the aerospace industry, and because of the average increase of one RSEU. This is despite the 5% increase in value of the Canadian dollar against the U.S. dollar during the year.

Segment operating income was $21.3 million (23.2% of revenue)

Segment operating income was higher this quarter because of a gain of $1.1 million from the disposal of one used FFS and a net gain of $1.3 million following the negotiation of various agreements with a business partner. Segment operating income would otherwise have been $18.9 million (20.6% of revenue), 40% or $5.4 million higher than last quarter, and 27% or $4.0 million higher than the same period last year.

Segment operating income grew by 13% over last year, to $64.3 million

The increase was due to the higher activity level and improved operational efficiencies. This is despite a 5% increase in value of the Canadian dollar against the U.S. dollar and minimal change in our average number of RSEUs over last year.

Capital employed increased over last year

Capital employed was higher mainly because of the formalization of the ECFT joint venture, an increase in working capital tied to revenue growth, an increase in capital spending on various investments that exceeded our amortization and depreciation expenses for the quarter, an increase in our working capital and the impact of foreign exchange.

10Non-GAAP measure (see Section 3.7) .

CAE ANNUAL REPORT 2007 | 51

Capital expenditures at $27.7 million this quarter and $108.1 million for the year

Capital expenditures were higher this year mainly because of the ongoing investment in the Dassault Falcon 7X training program, our expansion and conversion of the Burgess Hill (U.K.) and Madrid training centres, and new simulators being added to our network.

Backlog up by 18% over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$809.0	$829.6
+ orders	452.5	346.9
– revenue	(336.9)	(322.3)
+/– adjustments (mainly FX)	27.0	(45.2)

Backlog, end of period	$951.6	$809.0

This year’s book-to-sale ratio was 1.3x.

5.2 MILITARY SEGMENTS

SIMuLATIoN PRoduCTS/MILITARY

SP/M was awarded $118.5 million in orders this quarter, including:

  One EH101 Full Crew Mission Simulator (FCMS) for the Italian Navy.
  One NH90 virtual maintenance trainer (VMT) for the German Air Force.
  Design and development of various upgrades for the United States Special Operations’ MH-47 and MH-60 full mission simulators (FMS) under the ASTARS program.
  The design and development of an upgrade to the British Navy’s CAE-built Lynx MK8 full mission simulator.
  One Lynx crew procedures trainer (LCPT) for the U.K. Royal Navy.
  An upgrade to the British Army’s Artillery Fire Control Trainers.
  Design and development of two EC 135 flight training devices (FTDs) for the Eurocopter training center in Germany and the United States.

Financial results

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$357.5	327.4	92.2	105.2	64.3	95.8	77.5
Segment operating income		$39.1	27.0	9.5	11.2	7.3	11.1	6.8
Operating margins	%	10.9	8.2	10.3	10.6	11.4	11.6	8.8
Amortization & depreciation		$9.0	13.8	2.6	1.9	2.3	2.2	5.9
Capital expenditures		$5.5	6.0	1.8	1.5	0.9	1.3	3.0
Capital employed		$54.5	49.3	54.5	34.7	57.7	48.0	49.3
Backlog		$635.8	540.5	635.8	609.0	626.3	475.2	540.5

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Revenue down by 12% over last quarter and up by 19% year over year

The decrease over last quarter was mainly due to an unusually high level of activity on some European programs last quarter, particularly the Eurofighter program. This was partly offset by increased activity on some U.S. programs and the decrease in value of the Canadian dollar against the U.S. dollar, the euro and the British pound during the quarter.

The increase over last year was mainly due to higher activity on some U.S. programs and the decrease in value during the period of the Canadian dollar against the U.S. dollar, the euro and the British pound.

Revenue was $357.5 million this year, which is 9% or $30.1 million higher than last year

The increase reflects the higher level of order intake, particularly in the United States and the United Kingdom. This was partly offset by an increase in value of the Canadian dollar against the U.S. dollar.

Segment operating income down by 15% over last quarter and up by 40% year over year

The decrease over last quarter was mainly because we wrote down some deferred licence costs that we re-negotiated with one of our suppliers to give us more flexibility.

SP/M’s segment operating income was higher than last year because revenue was higher as explained above, and because we started recognizing Investissement Québec’s contribution to Project Phoenix this fiscal year.

52 | CAE ANNUAL REPORT 2007

Segment operating income was $39.1 million this year, which is 45% or $12.1 million higher than last year

This was mainly because of the increase in revenue as explained above, combined with lower amortization expense from the write-down last year of some deferred development costs.

Capital employed increased over last quarter

The increase this quarter was mainly because of higher working capital accounts.

Backlog up by 18% over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$540.5	$511.3
+ orders	421.3	364.4
– revenue	(357.5)	(327.4)
+/– adjustments (mainly FX)	31.5	(7.8)

Backlog, end of period	$635.8	$540.5

This year’s book-to-sale ratio is 1.2x.
Training & ServiCeS/MiliTarY

TS/M was awarded the following major contracts this quarter:

  Engineering support services on the U.S. Marine Corp’s AV-8B and KC-130 training devices in Cherry Point, North Carolina and Yuma, Arizona.
  Professional engineering and project management services to Canada’s Department of National Defence (DND) under the Technical Investigation and Engineering Services (TIES) program.
  Renewal of a range of support services for all German Armed Forces’ flight simulators, including Eurofighter, Tornado and P-3C Orion training devices, as well as helicopter simulators located at the German Army Aviation School at Bueckeburg.

Financial results

(amounts in millions, except operating margins)	FY2007		FY2006	Q4-2007	Q3-2007	Q2-2007	Q1-2007	Q4-2006

Revenue		$208.2	200.5	55.8	50.8	53.5	48.1	47.7
Segment operating income		$33.7	18.7	6.1	6.8	9.3	11.5	3.2
Operating margins	%	16.2	9.3	10.9	13.4	17.4	23.9	6.7
Amortization & depreciation		$6.9	7.0	1.9	1.7	1.8	1.5	1.6
Capital expenditures		$30.1	30.9	2.5	7.8	6.4	13.4	15.5
Capital employed		$132.8	111.5	132.8	136.6	129.2	119.2	111.5
Backlog		$834.4	826.1	834.4	857.3	801.6	842.9	826.1

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162). revenue up by 10% over last quarter and by 17% year over year

Revenue improved this quarter because:

  We started consolidating the results of Kesem, a professional services company acquired on December 22, 2006.
  We increased our revenue at our Medium Support Helicopter (MSH) training centre in Benson, U.K. and at our C-130 training centre in Tampa, U.S.
  The Canadian dollar decreased in value against the U.S. dollar, the euro and the British pound.

revenue was $208.2 million this year, which is 4% or $7.7 million higher than last year

The increase is mainly due to higher activities on U.S. and German support services contracts and the integration of Kesem, which were partly offset by the increase in value of the Canadian dollar against the U.S. dollar.

Segment operating income down by 10% over last quarter and up by 91% year over year

Segment operating income decreased from last quarter despite an increase in revenue, mainly because we received a dividend last quarter from a TS/M investment in the U.K. Segment operating income would have been stable from last quarter if the impact of the dividend was not included.

The increase over last year was mainly because of higher revenue as explained above, combined with higher contributions from TPC and because we started recognizing Investissement Québec’s contribution to project Phoenix in this fiscal year.

Segment operating income was $33.7 million this year, which is 80% or $15.0 million higher than last year

This was mainly due to:

  Higher revenue.
  Reception of non-recurring payment for the release of claims from the U.K. government related to the AVTS project. Last year we wrote down deferred bid costs related to the same program.
  Higher contributions from Technology Partnership Canada (TPC) and Investissement Québec to Project Phoenix.

CAE ANNUAL REPORT 2007 | 53

Capital employed decreased over last quarter
The decrease this quarter was mainly because of lower working capital accounts.
Backlog stable over last year

(amounts in millions)	FY2007	FY2006

Backlog, beginning of period	$826.1	$890.3
+ orders	174.5	243.0
– revenue	(208.2)	(200.5)
+/– adjustments (mainly FX)	42.0	(106.7)

Backlog, end of period	$834.4	$826.1

This year’s book-to-sale ratio is 0.8x.

Combined military book-to-sale ratio for the year was 1.1x.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital.
  Capital expenditure requirements.
  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.
6.1 CONSOLIDATED CASH MOVEMENTS

(amounts in millions)	2007	2006	2005

Cash provided by continuing operating activities*	$219.1	$146.8	$95.2
Changes in non-cash working capital	20.2	79.1	84.2

Net cash provided by continuing operations	$239.3	$225.9	$179.4
Capital expenditures	(158.1)	(130.1)	(118.0)
Other capitalized costs	(11.8)	(12.4)	(7.4)
Proceeds from sale and leaseback of assets	–	–	43.8
Cash dividends	(9.8)	(9.7)	(24.0)
Non-recourse financing [11]	34.0	26.5	–

Free cash flow	$93.6	$100.2	$73.8
Other cash movements, net	3.5	12.0	(89.5)
Proceeds from disposal of discontinued operations	(3.8)	–	239.4
Non-recourse financing	(34.0)	(26.5)	–
Effect of foreign exchange rate changes on cash and cash equivalents	4.4	(7.6)	(2.3)

Net increase in cash before proceeds and repayment of long-term debt	$63.7	$78.1	$221.4

*before changes in non-cash working capital

Free cash flow was $93.6 million this year, slightly below last year

  The increase in capital expenditures was offset by an increase in net cash from continuing operations and by the increase in non-recourse financing.

Capital expenditures and other capitalized costs increased by $27.4 million this year

Growth capital expenditures12 of $118.9 million this year were for:

  The ongoing investment in the Dassault Falcon 7X program.
  An increase in capital spending related to the German NH90 helicopter program.
  Other capital expenditures related to growth.

Maintenance capital expenditures13 were $39.2 million this year.

We received $34.0 million in non-recourse financing this year related to the NH90 program and a TS/C joint venture in China. Last year, we received $26.5 million for the same programs.

11Non-GAAP measure (see Section 3.7) .
12Non-GAAP measure (see Section 3.7) .
13Non-GAAP measure (see Section 3.7) .

54 | CAE ANNUAL REPORT 2007

6.2 SOURCES OF LIQUIDITY

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines as at March 31, 2007 was $615.3 million, of which $139.7 million (or 23%) was used for letters of credit. The total amount available at March 31, 2006, was $608.5 million, of which $125.2 million (or 21%) was used. The slightly higher use this year is because we issued additional letters of credit and bank guarantees. There were no borrowings under the facilities as at March 31, 2007, or at March 31, 2006.

We also have the ability to borrow in various currencies through non-committed operating lines of $4.6 million. We had not drawn down on these operating lines as at March 31, 2007.

Long-term debt was $283.2 million as at March 31, 2007, compared to $271.3 million at the end of the previous fiscal year. The short-term portion of the long-term debt was $27.2 million at March 31, 2007, compared to $10.4 million at the end of the previous fiscal year. The short-term portion was higher mainly because we incurred additional debt with a 12-month maturity this quarter. The main variations in debt over the year (other than normal contractual amortization of existing debt) are described below.

We decided this quarter to use our strong cash position to prepay the senior notes tranche that was to mature in June 2007. This reduction in debt was offset somewhat by the additional non-recourse financing we raised this quarter for the German NH90 project and the Zhuhai Training Centre.

We raised $19.1 million for our 25% share of the initial drawdown on the debt facility for the German NH90 project. The project Company has a €175.5 million in non-recourse financing to finance the build-out of the project. Following the build-out period, the debt will be non-recourse to CAE and has a final maturity of June 2021.

We also raised $13.9 million to finance the acquisition of two FFSs for the Zhuhai Training Centre and to repay a short-term loan that matured in March 2007. This additional financing represented our 49% share of the term debt for the joint venture. The debts are non-recourse to CAE and have final maturities of March 2008 and December 2009.

We have an unsecured facility in place for $35.0 million to finance the cost of the ERP system. We can draw down on this facility on a quarterly basis with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. We have borrowed $9.5 million to date for costs incurred to date to implement the new system.

We have an unsecured EDC Performance Security Guarantee (PSG) account for $115.3 million (US$100 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As of March 31, 2007, we had drawn $65.6 million. This is higher than the $26.0 million as of March 31, 2006, because the volume of simulator sales was higher this year.

6.3 CONTRACTUAL OBLIGATIONS

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows you when they mature.

Contractual obligations

As at March 31, 2007
(amounts in millions)	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt	$25.3	$14.2	$94.6	$16.0	$9.8	$112.2	$272.1
Capital lease	1.9	0.8	0.8	7.6	–	–	11.1
Operating leases	73.0	74.3	57.5	57.8	60.4	225.3	548.3
Purchase obligations	27.2	9.8	–	–	–	–	37.0
Other long-term obligations	7.9	3.9	2.0	1.8	1.8	2.9	20.3

Total	$135.3	$103.0	$154.9	$83.2	$72.0	$340.4	$888.8

We also had total committed credit facilities of $475.6 million available as at March 31, 2007, compared to $483.3 million at March 31, 2006. The slight decrease in available credit was because we used it to issue bank guarantees.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times. Our other long-term obligations include $14.5 million in repayments under various government assistance programs.

As at March 31, 2007, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

CAE ANNUAL REPORT 2007 | 55

7 .	CONSOLIDATED FINANCIAL POSITION
7.1	CONSOLIDATED CAPITAL EMPLOYED

		As at March 31	As at March 31
(amounts in millions)		2007	2006

Use of capital:
Non-cash working capital		$(118.1)	$(74.5)
Property, plant and equipment, net		986.6	832.1
Other long-term assets		343.9	336.9
Net assets held for sale (current and long-term)		–	5.9
Other long-term liabilities		(249.5)	(238.0)

Total capital employed		$962.9	$862.4

Source of capital:
Net debt		$133.0	$190.2
Shareholders’ equity		829.9	672.2

Source of capital		$962.9	$862.4

We have restated comparable periods to reflect a change in the stock-based compensation expense (EIC-162).

Capital employed increased 12%

The increase was mainly because of higher property, plant and equipment, partly offset by lower non-cash working capital and higher other long-term liabilities.

Non-cash working capital decreased by $43.6 million

The decrease was mainly because of a reduction in the income taxes recoverable account which is driven by a reduction of unused federal income taxes credit applied to offset the current year tax expense and by various tax reimbursements from Québec and other foreign jurisdictions.

Net property, plant and equipment up $154.5 million

The increase was from new capital expenditures of $158.1 million and $34.6 million of foreign exchange, partly offset by normal depreciation of $55.0 million.

Net debt lower than at the beginning of the year

This was mainly because of a $63.7 million net increase in cash, before proceeds and repayment of long-term debt. The amount was reduced by the depreciation of the Canadian dollar against our foreign denominated debt.

Change in net debt

	As at March 31	As at March 31
(amounts in millions)	2007	2006

Net debt, beginning of period	$190.2	$285.8
Impact of cash movements on net debt (see table in the cash movements section)	(63.7)	(78.1)
Effect of foreign exchange rate changes on long-term debt	6.5	(17.5)

Decrease in net debt during the period	(57.2)	(95.6)

Net debt, end of period	$133.0	$190.2

Shareholders’ equity

The $157.7 million increase in equity was mainly because of higher net earnings ($127.4 million), the proceeds from the share issue and contributed surplus ($12.8 million) and the positive change in the currency translation adjustment account ($27.5 million), which was a result of the decrease in the value of the Canadian dollar. This was after accounting for dividends ($10.0 million).

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 251,960,449 common shares issued and outstanding as at March 31, 2007, with total share capital of $401.7 million. We also had 5,441,915 options outstanding, of which 2,986,135 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2007, we had a total of 252,089,796 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.01 per share each quarter in fiscal 2007. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

56 | CAE ANNUAL REPORT 2007

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay annual dividends of approximately $10 million based on our current dividend policy and the 252.0 million common shares outstanding as at March 31, 2007.

Guarantees

We issued letters of credit and performance guarantees for $149.1 million in the normal course of business this year, compared to $98.6 million last fiscal year. The amount was higher this year mainly because of additional project-related requirements.

Non-recourse project financing

We arranged project financing for the Medium Support Helicopter (MSH) program in 1997 after entering the program with the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew). The capital value of the assets supplied by Aircrew is over $200 million.

We have a 14% interest in CVS Leasing Ltd., which owns the simulators operated by the training centre. We manufactured and sold the FFSs to CVS Leasing Ltd., which then leased them to Aircrew for the full term of the MSH contract. Because we have a majority interest in Aircrew, we have consolidated their financial statements in our results. Future minimum lease payments associated with the FFSs leased to Aircrew are approximately $136 million as at March 31, 2007, and are included in this section in the discussion of operating leases as contractual obligations. The amount is also disclosed in Note 21 to the consolidated financial statements.

In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium we have a 25% ownership in, contracted a project-financing facility of €175.5 million to fund the acquisition of assets needed to fulfill a 14.5 year training services contract on the NH90 helicopter platform for the German Armed Forces. We account for 25% of the outstanding project-financing debt using the proportionate consolidation method. This was $38.8 million (€25.2 million) as at March 31, 2007, and was included in the amount disclosed in Note 12 to the consolidated financial statements.

We negotiated new financing for the Zhuhai Training Centre this year. The recorded debt represents our 49% share of term debt to acquire simulators and repay existing debt maturities, on a non-recourse basis, for the joint venture. The term debt was arranged through several financial institutions. Borrowings bear interest on a floating rate of U.S. Libor plus a spread, and have maturities between March 2008 and December 2009. According to the debt agreements, the joint venture may draw an additional US$6.4 million (our proportionate 49% share is US$3.1 million) in fiscal 2008 to pay for simulators. We had $20.4 million outstanding (US$17.7 million) as at March 31, 2007. This is included in the amount disclosed in Note 12 to the consolidated financial statements.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $3.0 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

7.2 VARIABLE INTEREST ENTITIES

Note 26 to the consolidated financial statements summarizes the total assets and total liabilities of the significant entities we have a variable interest in (variable interest entities or VIEs). They are listed by segment and include sale and leaseback entities and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used for civil and military aviation in our training centres. These leases expire at different times up to 2023. Generally, we have the option of buying the equipment at a specific price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment when the leases expire or on the day we exercise our purchase option.

These SPEs are financed by secured long-term debt and third-party equity investors who sometimes benefit from tax incentives. The equipment serves as collateral for the SPE’s long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where the variable interest is equity and a subordinated loan. At the end of fiscal 2006, we also had a variable interest in another SPE through a cost sharing construction agreement. The agreement ended this year so we no longer have a variable interest in this SPE.

We also provide administrative services to the SPE for a fee.

Some of these SPEs are VIEs. At the end of fiscal 2007 and 2006, we were the primary beneficiary for one of them. The assets and liabilities of this VIE are fully consolidated in our consolidated financial statements as at March 31, 2007 and 2006, before we classified it as a VIE and CAE as the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under AcG-15. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $47.1 million at the end of fiscal 2007 ($47.7 million in 2006).

CAE ANNUAL REPORT 2007 | 57

Partnership arrangements

We enter into partnership arrangements to provide military simulation products and training and services for the military and civil segments.

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. We continue to account for these investments under the equity method and record our share of the net earnings or loss based on the terms of the partnership arrangement. As at March 31, 2007 and 2006, our maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

7.3 OFF BALANCE SHEET ARRANGEMENTS

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

  The TS/C segment, which operates a fleet of over 100 simulators in our training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases.
  The TS/M segment, which operates a training centre for a specific project with the U.K. Ministry of Defence to provide simulation services. The operating lease commitments are between the operating company (which has the service agreement with the U.K.
  Ministry of Defence) and the asset company (which owns the assets). These leases are non-recourse to CAE.

Sale and leaseback transactions

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leveraged leases with an owner participant. Before completing a sale and leaseback consolidated transaction, we record the cost to manufacture the simulator as a capital expenditure, and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are about the same as the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions this year. In fiscal 2006, we bought back five FFSs that had initially been financed under a sale and leaseback transaction for a total consideration of $47.3 million. We also completed the refinancing of two FFSs for a net asset value of US$13.8 million, and converted one FFS from an operating lease into a capital lease to minimize the tax impact associated with the relocation of the FFS to the Brazil training centre. As a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2007. They appear as operating leases in our consolidated financial statements.

Existing FFSs under sale and leaseback

		Number		Initial	Imputed		Unamortized	Residual
(amounts in millions,	Fiscal	of FFSs	Lease	term	interest		deferred	value
unless otherwise noted)	year	(units)	obligations	(years)	rate		gain	guarantee

					5.5	% to
SimuFlite	2002 to 2005	14	$167.2	10 to 20	6.7%		$12.2	$-
Toronto training centre	2002	2	37.4	21	6.4%		15.4	9.2
Air Canada training centre	2000	2	27.7	20	7.6%		13.7	8.2
Denver/Dallas
training centres	2003	5	72.3	20	5.0%		27.1	–
China Southern joint venture(1)	2003	5	18.2	15	3.0%		–	–
					2.9	% to
Other	–	5	15.3	3 to 8	7.0%		15.6	34.7

		33	$338.1				$84.0	$52.1

Annual lease payments
(upcoming 12 months)			$33.8

(1)	We have a 49% interest in this joint venture.

58 | CAE ANNUAL REPORT 2007

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $32.4 million for fiscal 2007, compared to $38.3 million last year.

You can find more details about operating lease commitments in Notes 21 and 26 to the consolidated financial statements.

7.4  FINANCIALINSTRUMENTS

We are exposed to various financial risks in the normal course of our business. We enter into forward, swap and option contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Our policy is to hedge every new foreign currency-denominated manufacturing contract when it is signed and executed. We only hedge future revenue exposure when contracts are signed. We have adopted a contract-by-contract hedging strategy, rather than an overall strategy based on the contracts we expect to sign. We eliminate the risk associated with the signed contracts by entering into forward exchange contracts (see Note 18 to the financial statements for more details). At the end of fiscal 2007, approximately 14% of the total value of the outstanding contracts were not hedged. The non-hedged portion relates mainly to a former contract and provides a natural hedge to certain purchases that are open to currency exposure.

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts varies depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. We had $604.1 million Canadian-dollar equivalent in forward contracts at the end of fiscal 2007, compared to $322.3 million at the end of the previous year. The increase was mainly because of a higher number of foreign currency denominated revenue contracts being hedged, as well as some additional hedging for purchase related exposure. We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 60% fixed-rate and 40% floating-rate at the end of this year, compared to 62% fixed-rate and 38% floating-rate at the end of fiscal 2006.

We also hedge to reduce our exposure to changes in our share price because it affects the cost of our deferred share unit (DSU) programs. A settlement hedge contract covered 1,495,000 CAE shares as at March 31, 2007, compared to 600,000 the previous year. We used the following methods and assumptions to estimate the fair value of the financial instruments:

  Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the consolidated balance sheet. This is an appropriate estimate of their fair value because of their short-term maturities.
  Capital leases are valued using the discounted cash flow method.
  The value of long-term debt is estimated based on discounted cash flows using current interest rates on debt with similar terms and remaining maturities.
  Interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place on the date of the consolidated balance sheet.
  Forward foreign exchange contracts are valued using the estimated amounts that we would receive or pay to settle the contracts on the date of the consolidated balance sheet.

The table below lists the fair value and the carrying amount of the financial instruments as at March 31:

(amounts in millions)		2007		2006

	Fair	Carrying	Fair	Carrying
	value	amount	value	amount

Long-term debt	$288.5	$283.2	$277.9	$271.3
Net forward foreign exchange contracts	(7.6)	–	5.4	–
Interest rate swap contracts	1.0	–	(1.5)	–

8.  ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

8.1  ACQUISITIONS AND JOINT VENTURES

Kesem International PTY Ltd

On December 22, 2006, CAE acquired all the issued and outstanding shares of Kesem International Pty Ltd (Kesem), which offers a range of professional services to support design, analysis and experimentation in the defence and homeland security markets. Total consideration for this acquisition, excluding acquisition costs of $0.3 million, was AUD$5.0 million ($4.6 million) payable in cash in four instalments as follows:

i.	AUD$3.5 million ($3.1 million) at closing date.

ii.	AUD$0.5 million ($0.5 million) in fiscal 2007.

iii.	AUD$0.5 million ($0.5 million) in fiscal 2008.

iv.	AUD$0.5 million ($0.5 million) in fiscal 2009.

CAE ANNUAL REPORT 2007 | 59

In the fourth quarter of fiscal 2007, the parties agreed to the distributable working capital adjustment and no significant adjustment was required.

Emirates-CAE Flight Training Centre (ECFT) joint venture company

On October 4, 2006, we decided, with Emirates, to strengthen our partnership by transforming an existing teaming agreement into a 50/50 joint venture company. ECFT provides training for airline and business aircraft pilots for specific types of aircraft, training for aircraft maintenance personnel for particular aircraft and maintenance services for training devices. The two parties have agreed to transfer their existing Dubai flight training assets to ECFT, to be entitled to equal profits, losses and dividends of the business and to share equally in managing all operating, financing and investing activities of the joint venture company.

Terrain Experts Inc.

On May 20, 2005, we acquired all the issued and outstanding shares of Terrain Experts Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition was US$11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:

i.	1,000,000 shares representing US$4.8 million (approximately $6.1 million issued at a price of $6.13 per share, the closing price of the common shares on the Toronto Stock Exchange (TSX) on May 20, 2005), and US$0.2 million ($0.3 million) together in cash representing US$5.0 million ($6.4 million) at the closing date.

ii.	US$3.6 million through the issuance of CAE shares in fiscal 2007 (12 months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance. In fiscal 2007, we settled the second instalment of the payment related to the acquisition in the amount of US$3.6 million with cash rather than shares.

iii.	US$2.5 million through the issuance of CAE shares in fiscal 2008 (24 months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance, which we may settle in cash rather than shares.

In fiscal 2007, we completed the purchase price allocation for this acquisition, and no adjustments were required.

CAE Professional Services (Canada) Inc. (formerly identified as Greenley & Associates Inc.)

On November 30, 2004, we acquired all the issued and outstanding shares of CAE Professional Services (Canada) Inc. (formerly Greenley & Associates Inc. [G&A]), which provides project management, human factors, modelling and simulation services. Total consideration for this acquisition was $4.4 million, payable in equivalent common shares issued by CAE in four instalments as follows: 424,628 shares (representing $2.0 million) at the closing date, $0.8 million in fiscal 2006, $0.8 million in fiscal 2007, and 169,851 shares (representing $0.8 million at the transaction date) to be issued on November 30, 2007.

The number of shares to satisfy the first and the fourth payments was calculated based on the average closing share price ($4.71 per share) of CAE common shares on the TSX for the 20-day period ending two days prior to November 30, 2004. The 91,564 shares issued to satisfy the second payment was based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance ($8.07 per share). The third payment of $0.8 million was initially considered to be satisfied through the issuance of shares based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance. In fiscal 2007, however, we settled the third payment with cash rather than shares. In the second quarter of fiscal 2006, we completed the purchase price allocation for this acquisition, and no adjustments were required.

Servicios de Instruccion de Vuelo, S.L.

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to start operations, under an agreement entered into in October 2003. On May 27, 2004, in connection with the financing of the combined operations, Iberia and CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly-owned subsidiary of CAE, contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction (see Note 12 to the financial statements for more details).

As part of this transaction, if the October 2003 agreement is terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

As part of the May 27, 2004 agreement, Iberia was to subsequently transfer a simulator that it was leasing from a third party to SIV, in exchange for a cash consideration of $5.7 million (€3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equivalent to the net asset value.

60 | CAE ANNUAL REPORT 2007

In addition, as part of the agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (€1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on management’s best estimate of SIV’s potential liability, $2.4 million (€1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

Flight Training Centre Chile S.A.

On April 22, 2004, we acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for total cash consideration of $0.9 million (US$0.7 million). The balance of the purchase price was paid in two instalments of US$0.3 million in fiscal 2006 and US$0.8 million in fiscal 2007. This acquisition expanded our pilot-training operations into the South American market.

8.2 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

Marine Controls

On February 3, 2005, we completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties completed the discussions regarding the net working capital in the second quarter of fiscal 2007 and L-3 was paid for the difference in the net working capital. We received from L-3 in fiscal 2007, notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that we were in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. We intend to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

During the second and third quarters of fiscal 2006, according to the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, and assumed our guarantee of $53.0 million (£23 million) of project-financed related debt for the U.K. Astute Class submarine training program.

The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

Cleaning Technologies and Other Discontinued Operations

In fiscal 2004, we completed the sale of our last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. We were entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. In fiscal 2006, an agreement was reached to settle the further consideration and cancel our outstanding obligations. Cold Jet paid us an amount of $0.2 million.

In the second quarter of fiscal 2007, we received early payment, in full, of $9.3 million in secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by CAE as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the second quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, we collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million).

Also, in fiscal 2006, we incurred additional costs of $3.4 million related to our former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and the reversal of an unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

Forestry Systems

On May 2, 2003, we completed the sale of one of our Forestry Systems businesses to Carmanah Design and Manufacturing. We were entitled to receive further consideration based on the performance of the business. In the first quarter of fiscal 2007, a settlement was concluded and we received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, we sold substantially all the assets of the sawmill division of Forestry Systems. We were entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, we were notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. We have completed a review of the buyers’ books and records and, in January 2006 launched legal proceedings to collect the payment that we believe is owed to us. In the fourth quarter of fiscal 2007, we recognized fees in connection with the evaluation and litigation exercise amounting to $0.9 million (net of tax recovery of $0.2 million). For fiscal 2006, the Company incurred $0.2 million (net of tax recovery of $0.1 million). In fiscal 2005, no such fees were incurred. This dispute has been referred to arbitration and is currently in the discovery of evidence phase.

CAE ANNUAL REPORT 2007 | 61

Long-term assets held for sale

As part of our global expansion, we announced in the third quarter of fiscal 2005 that we would be opening a new business aviation-training centre in Morris County, New Jersey. The new training centre became operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified. Also, as part of a review of our performance and strategic orientation, we decided to close our training centre located in Maastricht, Netherlands in the third quarter of fiscal 2006. As a result, the property was reclassified as an asset held for sale.

In the second quarter of fiscal 2007, we sold for $3.6 million the aggregate land and building in Dallas, Texas and Marietta, Georgia, which was previously reported as assets held for sale. As a result of this transaction, we recorded a loss on the sale of $0.2 million (net of tax recovery of $0.1 million).

In the last quarter of fiscal 2007, we sold the remaining long-term assets held for sale in Maastricht, Netherlands for $2.8 million. As a result of this transaction, we recorded a gain on the sale of $0.2 million (net of tax expense of $0.1 million).

9. BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. These are described below. Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from six to 18 months for civil aviation applications and from six to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price.

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models (Boeing 777) and evolving industry standards such as our CAE 5000 Series recently launched. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2007, for example, sales by the SP/M and TS/M segments accounted for 45% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

While major airlines continue to face financial difficulties, we have seen a surge of new aircraft orders in 2007, which is encouraging. Most of these aircraft are destined for carriers in the Middle East and Asia.

Fluctuating prices for airplane fuel also have a material effect on the profitability of many airlines. If fuel prices remain high for a sustained period, deliveries of new aircraft could be delayed or cancelled, which would negatively affect the demand for our training equipment and services.

We are also exposed to credit risk on accounts receivable from our customers, but have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit.

Competition

We sell our simulation equipment and training services in highly competitive markets, and new entrants are emerging and positioning themselves to take advantage of a positive market outlook. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations.

62 | CAE ANNUAL REPORT 2007

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Foreign exchange

Approximately 90% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a smaller proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. We have developed various cash flow hedging programs to partly offset this exposure. The Canadian dollar has also made Canada a more expensive manufacturing environment for us. If the Canadian dollar increases in value it will negatively affect our financial results and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower.

Doing business in foreign countries

We have operations in many countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2007. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These include foreign exchange risk, as discussed above, and the risk that laws and regulations in host countries will change, which can have an effect on:

  the cost and complexity of using foreign representatives and consultants tariffs, embargoes, controls and other restrictions that may affect the free flow of goods, information and capital the complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions general changes in economic and geopolitical conditions.

Our currency hedging activities may not successfully mitigate foreign exchange risk.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines are long-term agreements that run up to 20 years. While these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Integration risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations. If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Research and development activities

We have carried out some of our research and development initiatives with the financial support of government agencies, including the Government of Canada through Technology Partnerships Canada and the Government of Québec through Investissement Québec. If we do not receive this financial support in the future, there is a risk that we may not be able to replace this with other assistance.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

CAE ANNUAL REPORT 2007 | 63

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and our past operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services. We may also be subject to product liability claims relating to equipment and services our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, cause delays and result in cancelled sales. We cannot predict the impact of changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of virtually all of our products is subject to regulatory controls. These can prevent us from selling to certain countries, and require us to get an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which can cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skill, expertise and experience. Our compensation policy is designed to mitigate this risk.

Enterprise resource planning

We are investing time and money in a new ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from the supplier. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Integration of business acquired

The success of our acquisitions depend on our ability to cristallize synergies both in terms of broadening our product offering as well as consolidating the operations of the business acquired as part of our existing operations.

64 | CAE ANNUAL REPORT 2007

10. CHANGES IN ACCOUNTING STANDARDS

10.1 SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2005 TO 2007

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Stock-based compensation for employees eligible to retire before the vesting date

In the third quarter of fiscal 2007, we adopted EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

The abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date. The abstract also requires us to retroactively restate prior periods.

Adopting EIC-162 had the following impact on our consolidated financial statements:

  It increased contributed surplus by $0.2 million on April 1, 2005, and decreased contributed surplus by $0.2 million on April 1, 2006.
  It resulted in a cumulative charge of $1.9 million to retained earnings on April 1, 2004, $1.6 million on April 1, 2005 and $2.9 million on April 1, 2006.
  It increased the stock-based compensation expense by $2.2 million for the fiscal year 2006 and no impact for fiscal 2005.
  It had an impact on our basic and diluted earnings per share of $0.01 for fiscal 2006, and a nil impact for fiscal 2007 and fiscal 2005.

Consolidation of variable interest entities

On January 1, 2005, we adopted AcG-15, Consolidation of Variable Interest Entities, retroactively, without restating prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either:

  Has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support.
  Has a group of equity owners that are unable to make significant decisions about its activities, or
  Has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

AcG-15 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. For variable interest entities created before AcG-15 was initially adopted, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on majority voting interest. AcG-15 also requires disclosure about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, liabilities and retained earnings of $46.9 million, $43.7 million, and $3.3 million respectively and a decrease in the currency translation adjustment of $0.1 million in the fiscal 2005 consolidation financial statements.

The table below shows the impact on each item in the balance sheet as of January 1, 2005:

(amounts in millions)	Consolidated in fiscal 2005

Assets
Property, plant and equipment, net	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion)	41.3
Future tax liabilities	1.8

$43.7
Shareholders’ equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

CAE ANNUAL REPORT 2007 | 65

When we consolidated this VIE, we recognized liabilities that represent claims against the specific assets of the consolidated VIE, and not additional claims on our general assets. Assets recognized as a result of consolidating this VIE cannot be used to satisfy claims against our general assets. In addition, consolidating this VIE did not result in any change in the underlying tax, legal or credit exposure for us.

Generally accepted accounting principles and presentation of financial statements

On April 1, 2004, we adopted CICA Handbook Section 1100, Generally Accepted Accounting Principles and Section 1400, General Standards of Financial Statement Presentation. Section 1100 describes what constitutes Canadian GAAP and its sources and provides guidance on sources to consult when selecting accounting policies and appropriate disclosure when a matter is not dealt with explicitly in the primary sources of GAAP, thereby reclassifying GAAP hierarchy. Section 1400 clarifies fair presentation according to GAAP and provides general guidance on financial presentation. Adopting these standards did not have any material effect on our consolidated financial statements.

Hedging relationships

On April 1, 2004, we adopted AcG-13, Hedging Relationships and , EIC-128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments on a prospective basis. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships when applying hedge accounting and discontinuing the use of hedge accounting. It requires companies to document all information related to hedging relationships, including the effectiveness of the hedges. Adopting this guideline did not have a material effect on our consolidated financial statements.

Employee future benefits

On April 1, 2004, we adopted CICA Handbook Section 3461, Disclosure Requirements Employee – Future Benefits. It requires us to describe each type of plan, the date the plan assets and liabilities were valued, the effective date of the last actuarial evaluation and details of the plan assets by major category.

10.2 FUTURE CHANGES IN ACCOUNTING STANDARDS

Financial instruments – recognition and measurement hedges and comprehensive income

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. These sections are required for public companies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. These standards are based on U.S. FASB Statement 115 (Accounting for Certain Investments in Debt and Equity Securities), Statement 130 (Reporting Comprehensive Income), Statement 133 (Accounting for Derivative Instruments and Hedging Activities) and IAS 39 of the International Accounting Standards (IAS) Board (Financial Instruments – Recognition and Measurement).

CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement prescribes when a financial instrument should be recognized on the balance sheet and the method for measuring fair value or cost-based measures. It also specifies how financial instrument gains and losses should be presented.

CICA Handbook Section 3865, Hedges allows optional treatment as long as hedges are designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation.

For a fair value hedge, the gain or loss that is attributed to the hedged risk is recognized in net income in the period of change, together with the offsetting loss or gain on the hedged item that is attributed to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk.

For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in other comprehensive income and then reclassified as net income when the hedged item affects net income.

CICA Handbook Section 1530, Comprehensive Income and amended Section 3250, Surplus (renamed Section 3251, Equity) require enterprises to present comprehensive income and its components as well as net income in its financial statements, and to present separately changes in equity during the period and components of equity, including comprehensive income, at the end of the period.

We are currently evaluating the impact of this new standard.

66 | CAE ANNUAL REPORT 2007

Financial instrument – disclosures and presentation

In April 2005, the AcSB issued CICA Handbook Section 3861, Financial instruments – Disclosure and presentation This . section establishes standards for presentation of financial instruments and non-financial derivatives and identifies information that should be disclosed about them. This section applies to fiscal years beginning on or after October 1, 2006. In December 2006, the AcSB issued CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. These standards revise Section 3861. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections apply to fiscal years beginning on or after October 1, 2007. We are currently evaluating the impact of this new standard.

Accounting changes

In 2006, the CICA has issued a new section of the CICA Handbook, Section 1506, Accounting Changes. The application of this section is required for public companies for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. This new section establishes criteria for changes in accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. This standard will be applied prospectively beginning April 1st, 2007. We are currently evaluating the impact of this new standard.

Capital disclosure

In December 2006, the AcSB issued Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We are currently evaluating the impact of this new standard.

Inventories

In March 2007, the AcSB approved new Section 3031, Inventories, which will replace existing Section 3030 with the same title. The new section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The final standard is expected to be issued by mid 2007 effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of this new standard.

10.3 CRITICAL ACCOUNTING ESTIMATES

Because we prepare our consolidated financial statements according to GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

  Accounting for long-term contracts.
  Useful lives.
  Employee future benefits.
  Income taxes.
  Impairment of long-lived assets.
  Goodwill.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining its financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition
Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include, for example, a combination of designing, engineering and manufacturing of flight simulators, spare parts and maintenance.

CAE ANNUAL REPORT 2007 | 67

10.3 CRITICAL ACCOUNTING ESTIMATES (CONT’D)

A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

  The delivered item has value to the customer on a stand-alone basis.
  There is objective and reliable evidence of the fair value of the undelivered item (or items).
  If the arrangement includes a general right of return for the delivered item and delivery or performance of the undelivered item is likely and largely in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis or on other basis’ covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. The Company does enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal. The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

Long-term contracts

We recognize revenue from long-term contracts for the design, engineering and manufacturing of flight simulators using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable, and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, based on the percentage of actual costs incurred to date relative to the estimated total costs to complete the contract. The cumulative effect of any revisions to cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Provision for estimated contract losses, if any, are recognized in the period in which the loss is determined.

We measure contract losses by the amount the estimated total costs exceed the estimated total revenue from the contract. We record warranty provisions when revenue is recognized, based on past experience. We generally do not provide customers with a right of return or complimentary upgrade. We bill customers for post-delivery support separately and recognize revenue over the support period.

Product maintenance

We recognize revenue from maintenance contracts in earnings on a straight-line basis over the contract period. In situations where it is clear that we will incur costs other than on a straight-line method, based on historical evidence, we recognize revenue over the contract period in proportion to the costs we expect to incur in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occured, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. We recognize revenue from software arrangements according to the guidance set out in SOP 97-2 as described in more detail as follows:

(i)	Stand-alone products

Revenue from software licence arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)	Consulting services

Revenue from direct consulting or training services that are provided to customers are recognized as the services are rendered.

(iii)	Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

(iv)	Multiple-element arrangements

We sometimes enter into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In these instances, the fee is allocated to the various elements as previously described.

(v)	Long-term software arrangements

Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification or customization of software are also recognized under the percentage-of-completion method.

68 | CAE ANNUAL REPORT 2007

Training services

We recognize training services when there is persuasive evidence of an arrangement, the fee is fixed or can be determined, recovery is reasonably certain and the services have been rendered.

Income taxes

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires us to recognize future tax benefits, such as net operating loss carry forwards, when the realization of these benefits is more likely than not. A valuation allowance is recognized when, in management’s opinion, it is more likely than not that the future income tax assets will not be realized.

We measure future tax assets and liabilities by applying rates and laws that have been enacted or substantively enacted at the date of the consolidated financial statements for the years when we expect the temporary differences to be reversed.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

We deduct investment tax credits (ITCs) from research and development (R&D) activities from the related costs, and include them in the determination of net earnings (loss) when there is reasonable assurance that the credits will be realized. ITCs from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets, and amortization is calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities and ITC’s recoverable involves certain uncertainties in interpreting complex tax regulations, we use management’s best estimates to determine potential tax liabilities and ITCs. Differences between the estimates and the actual amount of taxes and ITCs are recorded in net earnings (loss) at the time they can be determined.

Valuation of goodwill and intangible assets

Goodwill is tested for impairment at least annually or more often if events or changes in circumstances indicate it might be impaired. We test for impairment by comparing the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, we compare, in a second step, the fair value of goodwill related to the reporting unit to its carrying value, and recognize an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

We perform the annual review of goodwill as at December 31 of each year. Based on the impairment test performed as at December 31, 2004, we concluded that a goodwill impairment charge was required. We did not determine that a charge was required following the review as at December 31, 2005 and December 31, 2006.

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the intangible assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the intangible assets estimated useful lives.

Deferred development costs

We charge research costs to consolidated earnings (loss) in the period they are incurred. We also charge development costs to consolidated earnings (loss) in the period they are incurred unless they meet all of the criteria for deferral according to CICA Handbook Section 3450, Research and Development Costs and we are reasonably assured of their recovery. We deduct government contributions for research and development activities from the related costs or assets, if they are deferred. We start amortizing development costs deferred to future periods when the product is produced commercially, and we charge the costs to consolidated earnings (loss) based on anticipated sales of the product whenever possible, over a period of up to five years using the straight-line method.

Pre-operating costs

We defer costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and management considers them to be recoverable from the future operations of the new training centre. We no longer capitalize costs when a training centre opens. We amortize deferred pre-operating costs over a five-year period using the straight-line method.

CAE ANNUAL REPORT 2007 | 69

Deferred financing costs

We defer costs incurred with the issuance of long-term debt and amortize them on a straight-line basis over the term of the related debt. We amortize costs related to sale and leaseback agreements on a straight-line basis over the term of the lease.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on the length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on the plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service life of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

11. SUBSEQUENT EVENTS

ENGENUITY

In April 2007, the Company acquired 14,948,215 common shares of Engenuity Technologies Inc. (Engenuity) representing approximately 85.7% of the total outstanding number thereof. On May 25, 2007, the holders of common shares of Engenuity adopted a special resolution approving the amalgation of Engenuity with 4341392 Canada Inc., a wholly owned subsidiary of CAE Inc. per the amalgation agreement. As a result, Engenuity becomes a wholly owned subsidiary of CAE Inc. Engenuity develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets. Total consideration for this acquisition, including acquisition costs, amounted to $23.4 million in cash.

The preliminary fair value of net assets acquired are summarized as follows:

(amounts in millions)

Current assets (1)	$6.4
Current liabilities	(10.4)
Property, plant and equipment	1.5
Other assets	7.4
Intangible assets	8.7
Goodwill (2)	11.8
Long-term liabilities	(4.5)

Fair value of net assets acquired, excluding cash position at acquisition	20.9
Cash position at acquisition	2.5

Total consideration	23.4

(1)	Excluding cash on hand

(2)	This goodwill is not deductible for tax purposes

The allocation of the purchase price is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months. The allocation of the purchase price is preliminary and is expected to be completed in the near future. The net assets of Engenuity, excluding income taxes, will be included in both the Simulation Products/Military and Training & Services/Military segment.

MULTIGEN-PARADIGM INC.

In April 2007, the Company signed an agreement with Parallax Capital Partners, LLC and others to acquire MultiGen-Paradigm Inc., for approximately US$16 million in cash. The acquisition was completed in May 2007.

70 | CAE ANNUAL REPORT 2007

12. CONTROLS AND PROCEDURES

The external auditor reports regularly to management on any weaknesses it finds in our internal control and these reports are reviewed by the Audit Committee.

12.1 EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as of March 31, 2007. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2007, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2 INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2007, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

We implemented the first phase of our new ERP system in the TS/C segment and Management ensured that proper internal controls over financial reporting were established and maintained.

With the exception of the above mentioned, we did not make other changes to these controls this fiscal year that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13. OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14. ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

15. SELECTED FINANCIAL INFORMATION
Selected annual information for the past five years

(unaudited – amounts in millions,	2007	2006	2005	2004	2003
except per share amounts)		Restated	Restated	Restated

Revenue	$1,250.7	$1,107.2	$986.2	$938.4	$976.8
Earnings (loss) from continuing operations	129.1	69.6	(304.4)	45.5	113.9
Net earnings (loss)	127.4	63.6	(199.6)	62.1	117.2

Financial position:
Total assets	$1,956.2	$1,716.1	$1,699.7	$2,308.7	$2,356.5
Total net debt	133.0	190.2	285.8	529.6	757.1

Per share:
Basic earnings (loss) from
continuing operations	$0.51	$0.28	$(1.23)	$0.20	$0.52
Diluted earnings (loss) from
continuing operations	0.51	0.28	(1.23)	0.19	0.52
Basic net earnings (loss)	0.51	0.25	(0.81)	0.27	0.53
Diluted net earnings (loss)	0.50	0.25	(0.81)	0.27	0.53
Dividends	0.04	0.04	0.10	0.12	0.12
Shareholders’ equity	3.30	2.69	2.63	3.94	3.42

CAE ANNUAL REPORT 2007 | 71

Selected quarterly information

(unaudited – amounts in millions	Q1	Q2	Q3	Q4	Total
except per share amounts)	Restated	Restated

Fiscal 2007
Revenue	$301.8	280.4	331.2	337.3	1,250.7
Earnings from continuing operations	$33.0	31.3	29.7	35.1	129.1
Basic earnings per share from
continuing operations	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share from
continuing operations	$0.13	0.12	0.12	0.14	0.51
Net earnings	$32.4	31.0	29.7	34.3	127.4
Basic earnings per share	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share	$0.13	0.12	0.12	0.14	0.50
Average number of shares
outstanding (basic)	250.8	251.0	251.2	251.4	251.1
Average exchange rate, U.S. dollar
to Canadian dollar	$1.12	1.12	1.14	1.17	1.14

Fiscal 2006 (Restated)
Revenue	$266.0	280.3	276.6	284.3	1,107.2
Earnings from continuing operations	$20.1	17.6	17.3	14.6	69.6
Basic earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Diluted earnings per share from
continuing operations	$0.08	0.07	0.07	0.06	0.28
Net earnings	$20.1	16.9	17.4	9.2	63.6
Basic earnings per share	$0.08	0.07	0.07	0.04	0.25
Diluted earnings per share	$0.08	0.07	0.07	0.04	0.25
Average number of shares
outstanding (basic)	248.8	249.8	250.2	250.5	249.8
Average exchange rate, U.S. dollar
to Canadian dollar	$1.24	1.20	1.17	1.15	1.19

Fiscal 2005 (Restated)
Revenue	$230.9	235.1	257.5	262.7	986.2
Earnings (loss) from continuing operations	$18.4	13.0	(345.4)	9.6	(304.4)
Basic earnings (loss) per share from
continuing operations	$0.07	0.05	(1.40)	0.04	(1.23)
Diluted earnings (loss) per share from
continuing operations	$0.07	0.05	(1.40)[1]	0.04	(1.23)
Net earnings (loss)	$23.8	14.2	(346.7)	109.1	(199.6)
Basic earnings (loss) per share	$0.10	0.06	(1.40)	0.44	(0.81)
Diluted earnings (loss) per share	$0.10	0.05	(1.40)	0.44	(0.81)
Average number of shares
outstanding (basic)	246.7	246.8	247.0	247.8	247.1
Average exchange rate, U.S. dollar
to Canadian dollar	$1.36	1.31	1.22	1.23	1.28

1 The effect of stock options potentially exercisable on loss per share from continuing operations was anti-dilutive; therefore, basic and diluted loss per share from continuing are the same.

72 | CAE ANNUAL REPORT 2007

CAE ANNUAL REPORT 2007 | 73

Selected segment information (annual)

(unaudited – amounts in millions
except operating margin)		Simulation Products			Training & Services				Total

	2007	2006	2005	2007	2006	2005	2007	2006	2005
		Restated	Restated		Restated	Restated	Restated		Restated

Civil
Revenue	$348.1	$257.0	$213.4	$336.9	$322.3	$306.8	$685.0	$579.3	$520.2
Segment operating income	60.4	29.9	7.8	64.3	57.1	39.8	124.7	87.0	47.6
Operating margins (%)	17.4	11.6	3.7	19.1	17.7	13.0	18.2	15.0	9.2

Military
Revenue	$357.5	$327.4	$278.9	$208.2	$200.5	$187.1	$565.7	$527.9	$466.0
Segment operating income	39.1	27.0	26.5	33.7	18.7	20.8	72.8	45.7	47.3
Operating margins (%)	10.9	8.2	9.5	16.2	9.3	11.1	12.9	8.7	10.2

Total
Revenue	$705.6	$584.4	$492.3	$545.1	$522.8	$493.9	$1,250.7	$1,107.2	$986.2
Segment operating income	99.5	56.9	34.3	98.0	75.8	60.6	197.5	132.7	94.9
Operating margins (%)	14.1	9.7	7.0	18.0	14.5	12.3	15.8	12.0	9.6

						Other	(8.1)	(28.7)	(467.8)

						EBIT	$189.4	$104.0	$(372.9)

Selected segment information (fourth quarter ending March 31)

(unaudited – amounts in millions
except operating margin)	Simulation Products		Training & Services			Total

	2007	2006	2007	2006	2007	2006
		Restated		Restated		Restated

Civil
Revenue	$97.6	$78.0	$91.7	$81.1	$189.3	$159.1
Segment operating income	15.3	9.3	21.3	14.9	36.6	24.2
Operating margins (%)	15.7	11.9	23.2	18.4	19.3	15.2

Military
Revenue	$92.2	$77.5	$55.8	$47.7	$148.0	$125.2
Segment operating income	9.5	6.8	6.1	3.2	15.6	10.0
Operating margins (%)	10.3	8.8	10.9	6.7	10.5	8.0

Total
Revenue	$189.8	$155.5	$147.5	$128.8	$337.3	$284.3
Segment operating income	24.8	16.1	27.4	18.1	52.2	34.2
Operating margins (%)	13.1	10.4	18.6	14.1	15.5	12.0

				Other	1.1	(25.1)

				EBIT	$53.3	$9.1

75	Management’s Report on Internal Control
Over Financial Reporting
75	Independent Auditors’ Report
77	Consolidated Balance Sheets
78	Consolidated Statements of Earnings
78	Consolidated Statements of Retained Earnings
79	Consolidated Statements of Cash Flows
80	Notes to the Consolidated Financial Statements
80	Note 1 – Nature of Operations and Significant Accounting Policies
88	Note 2 – Business Acquisitions and Combinations
90	Note 3 – Investment in Joint Ventures
91	Note 4 – Discontinued Operations and Long-Term Assets Held for Sale
93	Note 5 – Impairment of Goodwill, Tangible and Intangible Assets
93	Note 6 – Accounts Receivable
93	Note 7 – Inventories
94	Note 8 – Property, Plant and Equipment
94	Note 9 – Intangible Assets
95	Note 10 – Goodwill
95	Note 11 – Other Assets
96	Note 12 – Debt Facilities
98	Note 13 – Deferred Gains and Other Long-Term Liabilities
99	Note 14 – Income Taxes
101	Note 15 – Capital Stock and Contributed Surplus
102	Note 16 – Cumulative Translation Adjustment
102	Note 17 – Stock-Based Compensation Plans
105	Note 18 – Financial Instruments
108	Note 19 – Supplementary Cash Flows Information
109	Note 20 – Contingencies
109	Note 21 – Commitments
109	Note 22 – Government Cost-Sharing
110	Note 23 – Employee Future Benefits
114	Note 24 – Investment Tax Credits
115	Note 25 – Restructuring Costs
116	Note 26 – Variable Interest Entities
118	Note 27 – Operating Segments and Geographic Information
121	Note 28 – Differences Between Canadian and United States Generally
Accepted Accounting Principles
130	Note 29 – Comparative Financial Statements
130	Note 30 – Subsequent Events

74 | CAE ANNUAL REPORT 2007

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of March 31, 2007, Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, Management concluded that the Company’s internal control over financial reporting as of March 31, 2007 was effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent auditor.

R. E. Brown	A. Raquepas
President and Chief Executive Officer	Vice President
Chief Financial Officer
Montreal, Canada May 31, 2007

Independent Auditors’ Report

To the Shareholders of CAE Inc.

We have completed an integrated audit of the 2007 consolidated financial statements and internal control over financial reporting of CAE Inc. (the “Company”) as of March 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Company as of March 31, 2007 and 2006, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as of March 31, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as of March 31, 2006 and for each of the two years in the period ended March 31, 2006 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2007 in accordance with Canadian generally accepted accounting principles.

As described in note 1 to the consolidated financial statements, the Company has changed its accounting for stock-based compensation.

CAE ANNUAL REPORT 2007 | 75

Internal control over financial reporting

We have also audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

Chartered Accountants

May 30, 2007
Montreal, Quebec, Canada

76 | CAE ANNUAL REPORT 2007

Consolidated Balance Sheets
As at March 31

(amounts in millions of Canadian dollars)	2007	2006

		Restated
		(Note 1)
Assets
Current assets
Cash and cash equivalents	$150.2	$81.1
Accounts receivable (Note 6)	219.8	172.6
Inventories (Note 7)	203.8	180.9
Prepaid expenses	23.5	25.2
Income taxes recoverable	24.7	75.7
Future income taxes (Note 14)	3.7	5.7

	625.7	541.2
Property, plant and equipment, net (Note 8)	986.6	832.1
Future income taxes (Note 14)	81.5	78.2
Intangible assets (Note 9)	36.0	30.5
Goodwill (Note 10)	96.9	92.0
Other assets (Note 11)	129.5	136.2
Long-term assets held for sale (Note 4)	–	5.9

	$1,956.2	$1,716.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$403.9	$373.7
Deposits on contracts	184.8	146.4
Current portion of long-term debt (Note 12)	27.2	10.4
Future income taxes (Note 14)	4.9	14.5

	620.8	545.0
Long-term debt (Note 12)	256.0	260.9
Deferred gains and other long-term liabilities (Note 13)	232.7	211.2
Future income taxes (Note 14)	16.8	26.8

	1,126.3	1,043.9

Shareholders’ Equity
Capital stock (Note 15)	401.7	389.0
Contributed surplus (Note 15)	5.7	5.6
Retained earnings	510.2	392.8
Cumulative translation adjustment (Note 16)	(87.7)	(115.2)

	829.9	672.2

	$1,956.2	$1,716.1

Contingencies and commitments (Notes 20 and 21)
The accompanying notes form an integral part of these Consolidated Financial Statements.

Approved by the Board:

R. E. Brown	L. R. Wilson
Director	Director

CAE ANNUAL REPORT 2007 | 77

Consolidated Statements of Earnings
Years ended March 31

(amounts in millions of Canadian dollars, except per share amounts)	2007	2006	2005

		Restated	Restated
		(Note 1)	(Note 1)
Revenue	$1,250.7	$1,107.2	$986.2

Earnings (loss) before interest and income taxes (Note 27)	$189.4	$104.0	$(372.9)
Interest expense, net (Note 12)	10.6	16.2	32.1

Earnings (loss) before income taxes	$178.8	$87.8	$(405.0)
Income tax expense (recovery) (Note 14)	49.7	18.2	(100.6)

Earnings (loss) from continuing operations	$129.1	$69.6	$(304.4)
Results of discontinued operations (Note 4)	(1.7)	(6.0)	104.8

Net earnings (loss)	$127.4	$63.6	$(199.6)

Basic and diluted earnings (loss) per share from continuing operations	$0.51	$0.28	$(1.23)

Basic earnings (loss) per share	$0.51	$0.25	$(0.81)

Diluted earnings (loss) per share	$0.50	$0.25	$(0.81)

Weighted average number of shares outstanding (basic) (Note 15)	251.1	249.8	247.1

Weighted average number of shares outstanding (diluted) (Note 15)	253.0	252.1	247.9

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated Statements of Retained Earnings

Years ended March 31

(amounts in millions of Canadian dollars)	2007	2006	2005

Retained earnings at beginning of year, as previously reported	$395.7	$340.8	$562.1
Change in accounting policy (Note 1)
AcG-15	–	–	3.3
EIC-162	(2.9)	(1.6)	(1.9)

Retained earnings at beginning of year, restated	$392.8	$339.2	$563.5
Net earnings (loss)	127.4	63.6	(199.6)
Dividends	(10.0)	(10.0)	(24.7)

Retained earnings at end of year	$510.2	$392.8	$339.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

78 | CAE ANNUAL REPORT 2007

Consolidated Statements of Cash Flows

Years ended March 31

(amounts in millions of Canadian dollars)	2007	2006	2005

		Restated	Restated
Operating Activities		(Note 1)	(Note 1)
Net earnings (loss)	$127.4	$63.6	$(199.6)
Results of discontinued operations (Note 4)	1.7	6.0	(104.8)

Earnings (loss) from continuing operations	129.1	69.6	(304.4)
Adjustments to reconcile earnings to cash flows from operating activities:
Impairment of goodwill, tangible and intangible assets (Note 5)	–	–	443.3
Depreciation	55.0	52.5	55.1
Amortization of deferred financing costs	0.8	2.2	7.2
Amortization and write down of intangible and other assets	15.8	22.9	19.7
Future income taxes	(14.2)	5.1	(114.1)
Investment tax credits	19.3	(11.8)	(29.2)
Stock-based compensation plans (Note 17)	24.6	12.2	5.5
Employee future benefit – net	(0.9)	(2.0)	0.9
Other	(10.4)	(3.9)	11.2
Changes in non-cash working capital (Note 19)	20.2	79.1	84.2

Net cash provided by continuing operating activities	239.3	225.9	179.4
Net cash provided by discontinued operating activities	–	2.1	21.6

Net cash provided by operating activities	239.3	228.0	201.0

Investing Activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 2)	(4.4)	2.6	(13.8)
Proceeds from disposal of discontinued operations
(net of cash and cash equivalents disposed) (Note 4, 19)	(3.8)	(4.9)	239.4
Capital expenditures	(158.1)	(130.1)	(118.0)
Proceeds from sale and leaseback of assets	–	–	43.8
Deferred development costs	(3.0)	(1.8)	(9.9)
Deferred pre-operating costs	(5.9)	(0.7)	(1.7)
Other	(2.9)	(9.9)	4.2

Net cash (used in) provided by continuing investing activities	(178.1)	(144.8)	144.0
Net cash used in discontinued investing activities	–	(2.3)	(5.8)

Net cash (used in) provided by investing activities	(178.1)	(147.1)	138.2

Financing Activities
Net borrowing under revolving unsecured credit facilities (Note 12)	(0.6)	(30.7)	(273.7)
Proceeds from long-term debt (Note 12)	45.8	32.1	3.4
Reimbursement of long-term debt (Note 12)	(39.8)	(65.7)	(50.5)
Dividends paid	(9.8)	(9.7)	(24.0)
Common stock issuance (Note 15)	10.0	8.0	3.6
Other	(2.1)	11.6	0.7

Net cash provided by (used in) continuing financing activities	3.5	(54.4)	(340.5)
Net cash provided by discontinued financing activities	–	1.2	3.2

Net cash provided by (used in) financing activities	3.5	(53.2)	(337.3)

Effect of foreign exchange rate changes on cash and cash equivalents	4.4	(8.1)	(2.3)

Net increase (decrease) in cash and cash equivalents	69.1	19.6	(0.4)
Cash and cash equivalents at beginning of year	81.1	61.5	61.9

Cash and cash equivalents at end of year	$150.2	$81.1	$61.5

Cash and cash equivalents related to:
Continuing operations	$150.2	$81.1	$57.1
Discontinued operations (Note 4)	–	–	4.4

	$150.2	$81.1	$61.5

Supplementary Cash Flows Information (Note 19)
The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE ANNUAL REPORT 2007 | 79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended March 31, 2007, 2006 and 2005 (amounts in millions of Canadian dollars)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems.

(ii)	Simulation Products /Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications.

(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services.

(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modeling and simulation solutions.

Prior to fiscal 2006, the Company’s operations were broken down into the following operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until the latter’s disposal in the fourth quarter of fiscal 2005.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

The accounting policies of CAE Inc. and its subsidiaries conform, in all material respects, to Canadian generally accepted accounting principles (GAAP), as defined by the Canadian Institute of Chartered Accountants (CICA). In some respects, these accounting principles differ from United States generally accepted accounting principles (U.S. GAAP). The main differences are described in Note 28. Except where otherwise indicated, all amounts in these consolidated financial statements are expressed in Canadian dollars.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and of all its majority-owned subsidiaries, and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest (refer to Note 3). All significant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.

On January 1, 2005, the Company adopted CICA Accounting Guideline -15 (AcG-15), Consolidation of Variable Interest Entities, on a retroactive basis without restatement of prior periods. AcG-15 provides a framework for identifying variable interest entities (VIEs) and for determining when an entity should include the assets, liabilities and results of operations of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that lack the power to make significant decisions about activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

80 | CAE ANNUAL REPORT 2007

AcG-15 requires a VIE to be consolidated if a variable interest holder (a party with an ownership, contractual or other financial interest in the VIE) is exposed to a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party is exposed to a majority of the VIE’s losses), or both (the primary beneficiary). Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities and non-controlling interests at fair value at the date the enterprise became the primary beneficiary. However, for variable interest entities created prior to the initial adoption of AcG-15, the assets, liabilities and non-controlling interests of these entities must be initially consolidated as if the entities were always consolidated based on the majority voting interest. AcG-15 also requires disclosures on VIEs that the variable interest holder is not required to consolidate, but in which it has a significant variable interest.

The adoption of AcG-15 on January 1, 2005 resulted in an increase in total assets, liabilities, and retained earnings of $46.9 million, $43.7 million, and $3.3 million, respectively and a decrease in the currency translation adjustment of $0.1 million in the fiscal 2005 consolidated financial statements (refer to Note 26).

REVENUE RECOGNITION

Multiple-element arrangements

The Company sometimes enters into multiple-element revenue arrangements, which may include a combination of design, engineering and manufacturing of flight simulators, spare parts and maintenance. A multiple-element arrangement are separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

(i)	The delivered item has value to the customer on a stand-alone basis.

(ii)	There is objective and reliable evidence of the fair value of the undelivered item (or items).

(iii)	If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis or on other basis’ covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. The Company does enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

Long-term contracts

Revenue from long-term contracts for the design, engineering and manufacturing of flight simulators is recognized using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date, related to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized, based on past experience. Generally, no right of return or complementary upgrade is provided to customers. Post-delivery customer support is billed separately, and revenue is recognized over the support period.

Product maintenance

Revenue from maintenance contracts is recognized in earnings on a straight-line basis over the contract period. In situations when it is clear that costs will be incurred by using a basis other than a straight-line method, based on historical evidence, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occured, the fee is fixed or determinable and collection is reasonably assured.

CAE ANNUAL REPORT 2007 | 81

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Software arrangements

The Company also enters into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. Revenue from software arrangements is recognized in accordance with the guidance set out SOP 97-2, as described in more detail as follows:

(i)	Stand-alone products

Revenue from software license arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

(ii)	Consulting services

Revenues arising from direct consulting or training services that are provided to customers are recognized as the services are rendered.

(iii)	Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

(iv)	Multiple-element arrangements

The Company sometimes enters into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In such instances, the fee is allocated to the various elements as previously described.

(v)	Long-term software arrangements

Revenues from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software are also recognized under the percentage-of-completion method.

Training services

Training services are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, recovery is reasonably certain and the services have been rendered.

FOREIGN CURRENCY TRANSLATION

Self-sustaining foreign operations

Assets and liabilities of self-sustaining foreign operations are translated at exchange rates in effect at the balance sheet date and revenue and expenses are translated at the average exchange rates for the period. Foreign gains or losses arising from the translation into Canadian dollars are included in the cumulative translation adjustment account, which is a separate component of shareholders’ equity. Accumulated amounts in the cumulative translation adjustment account are released to the Consolidated Statements of Earnings when the Company reduces its net investment in foreign operations by way of a reduction in capital or through the settlement of long-term intercompany balances, which had been considered part of the Company’s net investment.

Foreign currency transactions

Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the prevailing exchange rate at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency and revenue and expense items are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Translation gains or losses are included in the determination of earnings, except those related to long-term intercompany account balances, which form part of the net investment in foreign operations, and those arising from the translation of foreign currency debt that has been designated as a hedge of the net investment in subsidiaries, which are included in the cumulative translation adjustment account.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly-liquid investments with original terms to maturity of 90 days or less.

ACCOUNTS RECEIVABLE

Receivables are recorded at fair value, net of a provision for doubtful accounts, based on expected recoverability. The Company is involved in a program under which it sells certain of its accounts receivable to a third party for a cash consideration without recourse to the Company. These transactions are accounted for when the Company is considered to have surrendered control over the transferred accounts receivable. Losses and gains on these transactions are recognized in net earnings (loss).

INVENTORIES

Raw materials are valued at the lower of cost and replacement cost. Spare parts to be used in the normal course of business are valued at the lower of cost and replacement cost.

82 | CAE ANNUAL REPORT 2007

Work in process is stated at the lower of average cost and net realizable value. The cost of work in process includes material, labour, and an allocation of manufacturing overhead.

Long-term contract inventories resulting from applying the percentage-of-completion method to account for revenues for most of the Company’s long-term contracts have been reclassified from accounts receivable to be included as part of inventories and consist of materials, direct labour, relevant manufacturing overhead, and estimated contract margins.

LONG-LIVED ASSETS

Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost less accumulated depreciation, net of any impairment charges. The declining balance and straight-line methods are used to calculate amortization over the estimated useful lives of the assets as follows:

	Method	Rates/ Years

Buildings and improvements	Declining balance / Straight-Line	5% – 10% / 10 to 20 years
Simulators	Straight-Line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance / Straight-Line	20% – 35% / 3 to 10 years

Asset retirement obligations

Asset retirement obligations are recognized in the period in which the Company incurs a legal obligation associated to the retirement of an asset. The obligation is measured initially at fair value discounted to its present value using a credit adjusted risk-free interest rate, and the resulting costs are capitalized into the carrying value of the related assets. The associated liability is accreted to the estimated fair value of the obligation at the settlement date through periodic accretion charges to earnings. Costs related to asset retirement obligations are depreciated over the remaining useful life of the underlying asset.

Leases

The Company enters into leases in which substantially all the benefits and risks of ownership transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred and straight-line over the term of the lease. Gains, net of transaction costs, related to the sale and leaseback of simulators are deferred and the net gains in excess of the residual value guarantees are amortized over the term of the lease. When at the time of the sale and leaseback transactions, the fair value of the asset is less than the carrying value; the difference is recognized as a loss in the Company’s net earnings (loss) immediately. The residual value guarantees are ultimately recognized in the Company’s net earnings (loss) upon expiry of the related sale and leaseback agreement.

Interest capitalization

Interest costs relating to the construction of simulators, buildings for training centres and other internally developed assets are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the asset is completed and ready for productive use.

Intangible assets with definite useful lives and amortization

Intangible assets with definite useful lives are recorded at their fair value at the acquisition date. Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

		Weighted
		average
	Amortization	amortization
	period	period

Trade names	2 to 17 years	16
Customer relations	5 to 10 years	8
Customer contractual agreements	10 to 15 years	11
Enterprise resource planning and other software	5 to 7 years	6
Other intangible assets	5 to 20 years	12

Impairment of long-lived assets

Long-lived assets or asset groups are reviewed for impairment upon the occurrence of events or changes in circumstances indicating that the carrying value of the assets may not be recoverable, as measured by comparing its carrying amount to the estimated undiscounted future cash flows generated by their use and eventual disposal. Impairment, if any, is measured as the excess of the carrying amount of the asset or asset group over its fair value.

CAE ANNUAL REPORT 2007 | 83

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

OTHER ASSETS

Research and development costs

Research costs are charged to consolidated earnings (loss) in the period in which they are incurred. Development costs are also charged to consolidated earnings (loss) in the period incurred unless they meet all the criteria for deferral, as per CICA Handbook Section 3450, Research and Development Costs and , their recovery is reasonably assured. Government contribution arising from research and development activities is deducted from the related costs or assets, if deferred. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to consolidated earnings (loss) based on anticipated sales of the product, when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

The Company defers costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and are considered by Management to be recoverable from the future operations of the new training centre. Capitalization ceases upon the opening of the training centre. Deferred pre-operating costs are amortized over a five–year period using the straight-line method.

Deferred financing costs

Costs incurred with the issuance of long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. Costs related to sale and leaseback agreements are amortized on a straight-line basis over the term of the lease.

Restricted cash

Under the terms of subsidiaries external bank financing and some government-related sales contracts, the Company is required to hold a defined amount of cash as collateral.

BUSINESS COMBINATIONS AND GOODWILL

Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of the acquired business are included in the Consolidated Statements of Earnings effective on their respective dates of acquisition.

Goodwill represents the excess of the cost of acquired businesses over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate a potential impairment in value.

The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds its fair value, the Company compares, in a second phase, the fair value of goodwill related to the reporting unit to its carrying value and recognizes, if required, an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more fair value measures, including present value techniques of estimated future cash flows and estimated amounts at which the unit, as a whole, could be purchased or sold in a current transaction between willing unrelated parties. If the carrying amount of the reporting unit exceeds its fair value, the second phase requires the fair value of the reporting unit to be allocated to the underlying assets and liabilities of that reporting unit, resulting in an implied fair value of goodwill. If the carrying amount of that reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in consolidated net earnings (loss).

INCOME TAXES AND INVESTMENT TAX CREDITS

The Company uses the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires the recognition of future tax benefits, such as net operating loss carry forwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized to the extent that, in the opinion of Management, it is more likely than not that the future income tax assets will not be realized.

Future tax assets and liabilities are measured by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

The Company does not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

Investment tax credits (ITCs) arising from research and development (R&D) activities are deducted from the related costs and are accordingly included in the determination of net earnings (loss) when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

84 | CAE ANNUAL REPORT 2007

The Company is subject to examination by taxation authorities in various jurisdictions. The determination of tax liabilities and ITCs recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in net earnings (loss) at the time they can be determined.

STOCK-BASED COMPENSATION PLANS

The Company’s stock-based compensation plans consist of five individual plans: an Employee Stock Option Plan (ESOP), an Employee Stock Purchase Plan (ESPP), a Deferred Share Unit (DSU) plan for executives, a Long-Term Incentive Deferred Share Unit (LTI-DSU) plan and a Long-Term Incentive Restricted Share Unit (LTI-RSU) plan. All plans are described in Note 17.

Using the fair value method, compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus in shareholders’ equity. The Company estimates the fair value of options using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, valuation models generally require the input of highly-subjective assumptions including expected stock price volatility.

In Note 17, pro forma consolidated net earnings (loss) and pro forma basic and diluted net earnings (loss) per share figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees during fiscal 2003.

A compensation expense is also recognized for the Company’s portion of the contributions made under the ESPP and for the grant date amount of vested units at their respective valuations for the DSU, LTI-DSU and LTI-RSU plans. Any subsequent changes in the Company’s stock price affect the compensation expense. Since fiscal 2004, the Company entered into an equity swap agreement with a major Canadian institution in order to reduce its cash and earnings exposure related to the fluctuation in the Company’s share price relating to the DSU and LTI-DSU programs.

CAE’s practice is to issue options in May of each fiscal year or at the time of hiring of new employees or new appointments. In both instances these options vest equally over four years. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to share capital together with any related stock-based compensation expense.

Since the adoption of Emerging Issues Committee (EIC)-162 in the third quarter of fiscal 2007, the Company recognizes the stock-based compensation expense for employees who will become eligible for retirement during the vesting period over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date.

EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service live of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

EARNINGS PER SHARE

Earnings per share are calculated by dividing consolidated net earnings (loss) available for common shareholders by the weighted average number of common shares outstanding during the year. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.

CAE ANNUAL REPORT 2007 | 85

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

Long-lived assets to be disposed of by sale are measured at the lower of their carrying amounts or fair value less selling costs and are not amortized as long as they are classified as assets to be disposed of by sale.

Operating results of a company’s components disposed of by sale or being classified as held-for-sale are reported as discontinued operations if the operations and cash flows of those components have been, or will be, eliminated from the Company’s current operations pursuant to the disposal and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of an enterprise includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows.

HEDGING RELATIONSHIPS AND DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into forward, swap and option contracts to reduce the financial risk related to its exposure to fluctuations in interest rates and foreign exchange rates. The interest rate risk associated with certain long-term debt is hedged through interest rate swaps. The foreign currency risk associated with certain purchase and sales commitments denominated in a foreign currency is hedged through a combination of forward contracts and options. The Company does not use any derivative financial instruments for trading or speculative purposes.

Effective April 1, 2004, the Company prospectively adopted CICA Accounting Guideline (AcG) AcG-13, Hedging Relationships and CICA Emerging Issues Committee Abstract 128 (EIC-128), Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. AcG-13 addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting, and the discontinuance of hedge accounting. Under this guideline, complete documentation of the information related to hedging relationships is required, and the effectiveness of the hedges must be demonstrated and documented. EIC-128 deals with the issue of how to account for a freestanding derivative financial instrument that gives rise to a financial asset or liability and does not qualify for hedge accounting. The adoption of this guideline and abstract did not have a material impact on the Company’s Consolidated Financial Statements.

Gains and losses on foreign currency contracts designated as effective as hedges are recognized in the Consolidated Statements of Earnings during the same period as the underlying revenues and expenses. For interest rate swaps, the difference between the swap rate and the actual rate is reflected against the related interest expense. CAE assesses, on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the Consolidated Balance Sheets and recognized in earnings (loss) in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matured prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings (loss). Interest payments relating to swap contracts are recorded in net earnings (loss) over the life of the underlying transaction using the accrual method as an adjustment to interest income or interest expense.

GOVERNMENT COST SHARING

Contributions from Industry Canada under the Technology Partnerships Canada program (TPC) and from Investissement Québec for costs incurred in research and development (R&D) programs, are recorded as a reduction of costs or as a reduction of capitalized costs. A liability to repay the government contribution is recognized when conditions arise. The repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

SEVERANCE, TERMINATION BENEFITS AND COSTS ASSOCIATED WITH EXIT AND DISPOSAL ACTIVITIES

In accordance with EIC-134, Accounting for Severance and Termination Benefits and EIC-135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring), the Company recognizes severance benefits that do not vest when the decision is made to terminate the employee. Special termination benefits are accounted for when Management commits to a plan that specifically identifies all significant actions to be taken and commits the entity to the event that obligates it under the terms of the contract with its employees to pay such termination benefits. Such termination benefits and the benefit arrangement are communicated to the employees in sufficient detail to enable them to determine the type and amount of benefits they will receive when their employment is terminated. All other costs associated with restructuring, exit and disposal activities are recognized in the period in which they are incurred and measured at their fair value. CAE has applied these guidelines for severance termination benefits and other restructuring costs as described in Note 25.

86 | CAE ANNUAL REPORT 2007

DISCLOSURE OF GUARANTEES

The Company discloses information concerning certain types of guarantees that may require payments, contingent on specified types of future events. In the normal course of business, CAE issues letters of credit and performance guarantees.

CHANGE IN ACCOUNTING POLICY

EIC-162: Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

During the third quarter of fiscal 2007, the Company adopted EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date. The abstract requires retroactive restatement of prior periods.

The impact, in these consolidated financial statements, of adopting EIC-162 is an increase to contributed surplus by $0.2 million on April 1, 2005 and a decrease to contributed surplus by $0.2 million on April 1, 2006. Also, the adoption of the abstract resulted in a cumulative charge of $1.9 million to retained earnings on April 1, 2004, $1.6 million on April 1, 2005 and $2.9 million on April 1, 2006. In addition, the Company was impacted by a $2.2 million increase to the stock-based compensation expense for the fiscal year ended March 31, 2006 and $0.1 million decrease for the fiscal year ended March 31, 2005. This standard had a $0.01 and a nil impact on the basic and diluted earnings per share for the fiscal years ending March 31, 2006, and March 31, 2005 respectively.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Financial instruments – recognition and measurement, hedges and comprehensive income

In January 2005, the Accounting Standards Board (AcSB) issued three new standards dealing with financial instruments: (i) Financial Instruments – Recognition and Measurement; (ii) Hedges; and (iii) Comprehensive Income. These sections are required for public companies for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement prescribes when a financial instrument should be recognized on the balance sheet and the measurement method, using fair value. It also specifies how financial instrument gains and losses should be presented.

CICA Handbook Section 3865, Hedges allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a net investment in a self-sustaining foreign operation. For a fair value hedge, the gain or loss attributable to the hedged risk is recognized in net income in the period of change together with the offsetting loss or gain on the hedged item attributable to the hedged risk. The carrying amount of the hedged item is adjusted for the hedged risk. For a cash flow hedge or for a hedge of a net investment in a self-sustaining foreign operation, the effective portion of the hedging item’s gain or loss is initially reported in Other Comprehensive Income and subsequently reclassified to net income when the hedged item affects net income.

CICA Handbook Section 1530, Comprehensive Income, and has amended Section 3250, Surplus, by renaming it Section 3251, Equity. These standards require enterprises to present comprehensive income and its components as well as net income in its financial statements and to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.

The Company is currently evaluating the impact of this new standard.

Financial instrument – disclosures and presentation

In April 2005, the AcSB issued CICA Handbook Section 3861, Financial instruments – Disclosure and presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives and identifies information that should be disclosed about them. This section applies to fiscal years beginning on or after October 1, 2006. In December 2006, the AcSB issued CICA Handbook Section 3862, Financial instruments – Disclosures and Section 3863, Financial instruments – Presentation. These standards revise Section 3861. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections apply to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of this new standard.

CAE ANNUAL REPORT 2007 | 87

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Accounting changes

In 2006, the CICA has issued a new section of the CICA Handbook, Section 1506, Accounting Changes. The application of this section is required for public companies for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. This new section establishes criteria for changes in accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. This standard will be applied prospectively beginning April 1, 2007. The Company is currently evaluating the impact of this new standard.

Capital disclosure

In December 2006, the AcSB issued Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of this new standard.

Inventories

In March 2007, the AcSB approved new Section 3031, Inventories, which will replace existing Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The final standard is expected to be issued by mid 2007 effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

NOTE 2 – BUSINESS ACQUISITIONS AND COMBINATIONS

KESEM INTERNATIONAL PTY LTD

On December 22, 2006, the Company acquired all the issued and outstanding shares of Kesem International Pty Ltd (Kesem), which offers a range of professional services to support design, analysis and experimentation in the defence and homeland security markets. Total consideration for this acquisition, excluding acquisition costs of $0.3 million, amounted to AUD$5.0 million ($4.6 million) payable in cash in four instalments as follows:

(i)	AUD$3.5 million ($3.1 million) at closing date

(ii)	AUD$0.5 million ($0.5 million) in fiscal 2007

(iii)	AUD$0.5 million ($0.5 million) in fiscal 2008

(iv)	AUD$0.5 million ($0.5 million) in fiscal 2009.

During the fourth quarter of fiscal 2007, the parties have agreed to the distributable working capital adjustment and no significant adjustment was required.

As outlined in the purchase agreement, $1.0 million of the purchase price, paid by CAE on the acquisition date, shall be held in a trust account until the respective instalment date. The last two instalments are subject to adjustments based on the level of revenue for the period ending June 2007 and on the value of awarded contracts for the period ending December 2007. Any changes in the total consideration will be accounted for as a change in goodwill.

The acquisition was accounted for under the purchase method and the operating results have been included from its acquisition date. The allocation of the purchase price is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months.

TERRAIN EXPERTS INC.

On May 20, 2005, the Company acquired all the issued and outstanding shares of Terrain Experts Inc. (Terrex), which develops software tools for terrain database generation and visualization. Total consideration for this acquisition was $11.1 million ($14.0 million) payable in common shares issued by CAE and a nominal cash portion in three instalments as follows:

(i)	1,000,000 shares representing US$4.8 million (approximately $6.1 million issued at a price of $6.13 per share, the closing price of the common shares on the Toronto Stock Exchange (TSX) on May 20, 2005), and US$0.2 million ($0.3 million) together in cash representing US$5.0 million ($6.4 million) at the closing date.

88 | CAE ANNUAL REPORT 2007

(ii)	US$3.6 million through the issuance of CAE shares in fiscal 2007 (twelve months following the closing of the acquisition) to be calculated at the TSX stock price on the date of issuance. During fiscal 2007, the Company settled the second instalment of the payment related to the acquisition in the amount of US$3.6 million with cash rather than shares.

(iii)	US$2.5 million through the issuance of CAE shares in fiscal 2008 (twenty four months following the closing of the transaction) to be calculated at the TSX stock price on the date of issuance.

During fiscal 2007, the Company completed the purchase price allocation for this acquisition, and no adjustments were required.

CAE PROFESSIONAL SERVICES (CANADA) INC. (FORMERLY IDENTIFIED AS GREENLEY & ASSOCIATES INC.)

On November 30, 2004, the Company acquired all the issued and outstanding shares of CAE Professional Services (Canada) Inc. (formerly Greenley & Associates Inc. [G&A]), which provides services in the areas of project management, human factors, modelling and simulation. Total consideration for this acquisition amounted to $4.4 million payable in equivalent common shares issued by CAE in four instalments as follows: 424,628 shares (representing $2.0 million) at the closing date; $0.8 million in fiscal 2006; $0.8 million in fiscal 2007; and 169,851 shares (representing $0.8 million at the transaction date) to be issued on November 30, 2007. The number of shares issued (to be issued) to satisfy the first and the fourth payments was calculated based on the average closing share price ($4.71 per share) of CAE common shares on the TSX for the 20-day period ending two days prior to November 30, 2004. The 91,564 shares issued to satisfy the second payment was based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance ($8.07 per share). The third payment of $0.8 million was initially considered to be satisfied through the issuance of shares based on the average closing share price of CAE common shares on the TSX for the 20-day period ending two days before the date of issuance. However, during fiscal 2007, the Company settled the third payment with cash rather than shares. During the second quarter of fiscal 2006, the Company completed the purchase price allocation for this acquisition, and no adjustments were required.

SERVICIOS DE INSTRUCCION DE VUELO, S.L

In February 2004, CAE and Iberia Lineas Aereas de España, SA (Iberia) agreed to combine their aviation training operations in Spain after receiving regulatory clearance from the Spanish authorities to commence operations, under an agreement entered into in October 2003.

On May 27, 2004, in connection with the financing of the combined operations, CAE Servicios Globales de Instruccion de Vuelo (España), S.L. (SGIV), a wholly-owned subsidiary of CAE, and Iberia contributed the net assets of their respective training centre facilities to Servicios de Instruccion de Vuelo, S.L. (SIV), with SGIV obtaining ownership of 80% of SIV. SIV financed the acquisition of the assets from SGIV and Iberia through an asset-backed financing transaction (refer to Note 12).

As part of this transaction, should the October 2003 agreement be terminated, SGIV and Iberia will be obliged to repurchase the assets they contributed, in proportion to the fair market value of the assets, for a total amount equal to the outstanding balance under the financing transaction.

As part of the May 27, 2004 agreement (the Agreement), Iberia was to subsequently transfer a simulator that it was leasing from a third party to SIV in exchange for a cash consideration of $5.7 million (E3.5 million). This transaction was accounted for as an increased contribution of property, plant and equipment and in long-term debt with a cash consideration equivalent to the net asset value.

In addition, as part of the Agreement, SIV has agreed to fund an amount up to a maximum of $2.4 million (E1.5 million) to cover any payments made by Iberia to former employees in order to indemnify Iberia for potential costs to be incurred due to certain employment matters. Based on Management’s best estimate of SIV’s potential liability, an amount of $2.4 million (E1.5 million) has been accrued as part of the purchase price and accounted for as goodwill.

FLIGHT TRAINING CENTRE CHILE S.A.

On April 22, 2004, the Company acquired all the issued and outstanding shares of Flight Training Centre Chile S.A. (FTC Chile, located in Santiago, Chile) from LAN Chile S.A. for total cash consideration of $0.9 million (US$0.7 million). The balance of the purchase price was paid in two instalments of US$0.3 million in fiscal 2006 and US$0.8 million in fiscal 2007. This acquisition expanded the Company’s pilot-training operations into the South American market.

CAE ANNUAL REPORT 2007 | 89

NOTE 2 – BUSINESS ACQUISITIONS AND COMBINATIONS (CONT’D)

The net assets contributed by Iberia to SIV and net assets acquired from Kesem, Terrex, G&A and FTC Chile are summarized as follows:

	2007	2006				2005
(amounts in millions)	Kesem	Terrex	G&A	SIV	FTC Chile	Total

Current assets (1)	$0.9	$1.9	$2.1	$4.6	$0.2	$6.9
Current liabilities	(1.1)	(2.1)	(1.2)	(0.1)	(0.1)	(1.4)
Property, plant and equipment	0.1	0.3	0.3	73.1	2.2	75.6
Other assets	–	3.3	0.5	–	–	0.5
Intangible assets
Trade names	0.1	0.3	0.3	–	–	0.3
Technology	0.1	1.6	–	–	–	–
Customer relations	0.6	0.8	0.5	7.2	–	7.7
Other intangibles	–	–	0.1	–	–	0.1
Goodwill(2)	4.1	4.5	2.5	6.9	–	9.4
Future income taxes	(0.2)	0.5	(0.5)	–	0.4	(0.1)
Long-term debt	–	–	(0.2)	(61.8)	–	(62.0)
Long-term liabilities	(0.2)	–	–	(2.4)	(0.3)	(2.7)

Fair value of net assets
acquired, excluding cash
position at acquisition	4.4	11.1	4.4	27.5	2.4	34.3
cash position at acquisition	0.5	2.9	–	–	–	–

Fair value of net assets acquired	4.9	14.0	4.4	27.5	2.4	34.3
Less: Balance of purchase price	–	–	–	–	(1.5)	(1.5)
Issuance of 1,000,000 shares (Note 15)	–	(6.1)	–	–	–	–
Issuance of 424,628 shares (Note 15)	–	–	(2.0)	–	–	(2.0)
Shares to be issued (3)	–	(7.6)	(2.4)	–	–	(2.4)
Non-controlling interest	–	–	–	(14.6)	–	(14.6)

total cash consideration(4):	$4.9	$0.3	$ –	$12.9	$0.9	$13.8

(1)	Excluding cash on hand

(2)	This goodwill is not deductible for tax purposes

(3)	Has been accounted for as a liability pending issuance

(4)	The total cash consideration for the acquisition of Kesem includes acquisition costs of $0.3 million

The net assets of Kesem are included in the Training & Services/Military segment. The net assets of Terrex are included in the Simulation Products/Military segment. The net assets of G&A are included in the Training & Services/Military segment. The net assets of SIV and FTC are included in Training & Services/Civil segment.

NOTE 3 – INVESTMENT IN JOINT VENTURES

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows as at March 31, 2007 and for the year then ended include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, and since October 4, 2006, the Emirates-CAE Flight Training center – 50%.

The Company’s consolidated balance sheets and consolidated statements of earnings and cash flows include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, and Helicopter Flight Training Services GmbH – 25% as at March 31, 2006, and for the year then ended but only includes the joint venture company of Zhuhai Xiang Yi Aviation Technology Company Limited – 49% for the fiscal year ending March 31, 2005.

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

90 | CAE ANNUAL REPORT 2007

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(amounts in millions)	2007	2006	2005

Assets
Current assets	$24.5	$22.0	$8.1
Property, plant and equipment and other non-current assets	159.4	42.7	17.6
Liabilities
Current liabilities	12.0	10.9	1.3
Long-term debt (including current portion)	59.2	26.2	–

Earnings
Revenue	$50.0	$42.0	$10.8
Net earnings	6.8	4.0	3.7
Segmented operating income
Simulation Products/Military	1.4	(0.2)	–
Training and Services/Civil	7.5	5.2	4.1
Training and Services/Military	(0.2)	(0.5)	–

Cash flows from (used in):
Operating activities	$4.6	$12.2	$5.8
Investing activities	(39.2)	(26.5)	(14.0)
Financing activities	29.9	26.3	(0.1)

NOTE 4 – DISCONTINUED OPERATIONS AND LONG-TERM ASSETS HELD FOR SALE

DISCONTINUED OPERATIONS

Marine Controls

On February 3, 2005, the Company completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties have completed the discussions regarding the net working capital in the second quarter of fiscal 2007 and L-3 was paid for the difference in the net working capital. The Company received from L-3 in fiscal 2007, notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that the Company was in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

During the second and third quarters of fiscal 2006, in accordance with the purchase agreement, L-3 acquired the two components of the Marine Controls segment that were subject to regulatory approvals, and assumed the Company’s guarantee of $53.0 million (£23 million) of project-financed related debt for the U.K. Astute Class submarine training program.

The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005 and have been reclassified in previously reported statements. Interest expense relating to debt not directly attributable to the continuing operations and paid with the proceeds of the sale of the Marine Controls business has been allocated to discontinued operations based on its share of net assets.

Cleaning Technologies and other discontinued operations

In fiscal 2004, the Company completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid the Company an amount of $0.2 million.

During the second quarter of fiscal 2007, the Company received early payment, in full, of $9.3 million in secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by the Company as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the second quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, the Company collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million). Also, during fiscal 2006, the Company incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and the reversal of an unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

CAE ANNUAL REPORT 2007 | 91

NOTE 4 – DISCONTINUED OPERATIONS AND LONG-TERM ASSETS HELD FOR SALE (CONT’D)

Forestry Systems

On May 2, 2003, the Company completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of tax expense of $0.1 million). On August 16, 2002, the Company sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. The Company has completed a review of the buyers’ books and records and has, in January 2006, launched legal proceedings to collect the payment that it believes is owed to the Company. During the fourth quarter of fiscal 2007, the Company recognized fees in connection with the evaluation and litigation exercise amounting to $0.9 million (net of tax recovery of $0.2 million). For fiscal 2006, the Company incurred $0.2 million (net of tax recovery of $0.1 million). In fiscal 2005, no such fees were incurred. This dispute has currently been referred to arbitration and is in the discovery of evidence phase.

LONG-TERM ASSETS HELD FOR SALE

As part of its global expansion, the Company announced in its third quarter of fiscal 2005 that it would be opening a new business aviation training centre in Morris County, New Jersey. The new training centre became operational in fiscal 2007. As a result, the valuation of two redundant training centre buildings, one located in Dallas, Texas and a second located in Marietta, Georgia, were adjusted to their fair value in fiscal 2005 and reclassified as assets held for sale, and previously reported amounts have been reclassified. Also, as part of a review of its performance and strategic orientation, the Company decided to close its training centre located in Maastricht, Netherlands during the third quarter of fiscal 2006. As a result, property was reclassified as assets held for sale.

In the second quarter of fiscal 2007, the Company sold for $3.6 million the aggregate land and building in Dallas, Texas and Marietta, Georgia, which was previously reported as being held for sale. As a result of this transaction, the Company recorded a loss on the sale of $0.2 million (net of tax recovery of $0.1 million).

During the last quarter of fiscal 2007, the Company sold the remaining long-term assets held for sale in Maastricht, Netherlands for $2.8 million. As a result of this transaction, the Company recorded a net gain on the sale of $0.2 million (net of tax expense of $0.1 million). Summarized financial information for the discontinued operations is as follows:

SUMMARY OF DISCONTINUED OPERATIONS

(amounts in millions, except per share amounts)	2007	2006	2005

Revenue
Marine Controls	$–	$–	$109.6

	$–	$–	$109.6

Gain on sale of Marine Controls,
net of $25.1 tax expense	$–	$–	$103.9
Net (loss) earnings from Marine Controls,
2007 – net of tax recovery of $0.2; 2006 – net of tax
expense of $0.7; 2005 – net of tax expense of $3.8	(1.1)	(1.7)	5.5
Net earnings (loss) from Cleaning Technologies
and other discontinued operations,
2007 – net of tax recovery of $0.1; 2006 – net of tax
expense of $1.0; 2005 – net of tax expense of Nil	0.1	(4.1)	(4.4)
Net loss from Forestry Systems,
2007 – net of tax recovery of $0.1; 2006 – net of tax
recovery of $0.1; 2005 – net of tax expense of Nil	(0.7)	(0.2)	–
Net loss from Training & Services/Civil,
2007 – net of tax expense of Nil; 2006 – net of tax
expense of Nil; 2005 – net of tax recovery of $0.1	–	–	(0.2)

Net (loss) earnings from discontinued operations	$(1.7)	$(6.0)	$104.8

Basic and diluted net (loss) earnings per share from
discontinued operations	$(0.01)	$(0.02)	$0.42

92 | CAE ANNUAL REPORT 2007

NOTE 5 – IMPAIRMENT OF GOODWILL, TANGIBLE AND INTANGIBLE ASSETS

During fiscal 2005, CAE’s management performed a comprehensive review of the current performance and strategic orientation of its reporting units. This strategic review revealed that several factors had severely and persistently affected mainly the civil business, including the enduring adverse economic environment of the airline industry. This created a new market reality, slower than anticipated training outsourcing opportunities (due to pilot-related restructuring efforts at some major airlines), escalating cost of manufacturing full-flight simulators, the erosion of the 30 to 50-seat regional jet market and the appreciation of the Canadian dollar. These elements had caused the recalibration of some key assumptions in civil’s strategic planning, which led to the review of the carrying amount of certain assets, including goodwill, intangible assets acquired in previous acquisitions, inventory levels for the regional jet market, non-performing training equipment and certain other assets.

Therefore, based on this review, as at March 31, 2005, the Company recorded a $443.3 million impairment charge, all of which is virtually related to its civil segments, as follows:

(amounts in millions)		2005

Goodwill		$205.2
Customer relations		86.7
Trade names and other intangible assets		20.4
Property, plant and equipment (simulators)		78.4
Inventories		33.3
Other assets		19.3

		$443.3

NOTE 6 – ACCOUNTS RECEIVABLE

(amounts in millions)	2007	2006

Trade	$136.2	$107.2
Allowance for doubtful accounts	(4.4)	(4.8)
Accrued receivables	45.7	35.1
Other receivables	42.3	35.1

	$219.8	$172.6

The Company has an agreement to sell third-party receivables to a financial institution for an amount of up to $35.0 million. Under the terms and conditions of the agreement, the Company continues to act as a collection agent. The selected accounts receivable are sold to a third party for a cash consideration on a non-recourse basis to the Company. As at March 31, 2007, $29.0 million (2006 - $6.7 million) of specific accounts receivable were sold to the financial institution pursuant to this agreement. Proceeds (net of $0.6 million in fees, 2006 - $0.5 million) of the sale were used to repay borrowings under the Company’s credit facilities.

NOTE 7 – INVENTORIES

(amounts in millions)	2007	2006

Long-term contracts	$112.7	$87.7
Work in progress	66.1	66.6
Raw materials, supplies and manufactured products	25.0	26.6

	$203.8	$180.9

CAE ANNUAL REPORT 2007 | 93

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

(amounts in millions)			2007			2006

			Net			Net
		accumulated	book		Accumulated	book
	Cost	depreciation	value	Cost	depreciation	value

Land	$21.2	$–	$21.2	$20.2	$–	$20.2
Buildings and improvements	238.9	72.6	166.3	220.6	65.8	154.8
Simulators	645.5	92.4	553.1	528.5	77.9	450.6
Machinery and equipment	185.0	117.3	67.7	169.0	103.4	65.6
Assets under capital lease (1)	34.4	22.6	11.8	32.2	20.3	11.9
Assets under construction	166.5	–	166.5	129.0	–	129.0

	$1,291.5	$304.9	$986.6	$1,099.5	$267.4	$832.1

(1) Includes simulators and machinery and equipment.
The average remaining amortization period for the simulators is 14 years.
NOTE 9 – INTANGIBLE ASSETS

(amounts in millions)			2007			2006

			Net			Net
		accumulated	book		Accumulated	book
	Cost amortization		value	Cost	amortization	value

Trade names	$12.2	$1.7	$10.5	$12.2	$0.9	$11.3
Customer relations	1.7	0.3	1.4	1.2	0.2	1.0
Customer contractual agreements	7.6	2.9	4.7	7.7	3.0	4.7
Enterprise resource planning – (ERP)
and other software	20.7	3.9	16.8	12.0	1.5	10.5
Other intangible assets	4.9	2.3	2.6	4.0	1.0	3.0

	$47.1	$11.1	$36.0	$37.1	$6.6	$30.5

The continuity of intangible assets is as follows:

(amounts in millions)					2007	2006

Opening balance					$30.5	$27.9
Acquisitions (Note 2)					0.8	2.7
ERP and other software additions					8.8	3.9
Amortization					(3.8)	(3.2)
Foreign exchange					(0.3)	(0.8)

Closing balance					$36.0	$30.5

The annual amortization expense for the next five years will be approximately $3.8 million.

94 | CAE ANNUAL REPORT 2007

NOTE 10 – GOODWILL

(amounts in millions)			2007

	Simulation	training	Simulation	training
	Products/Civil	Services/Civil	Products/Military	Services/Military	total

Opening balance	$–	$–	$54.2	$37.8	$92.0
Acquisitions (Note 2)	–	–	–	4.1	4.1
Foreign exchange	–	–	0.4	0.4	0.8

Closing balance	$–	$–	$54.6	$42.3	$96.9

(amounts in millions)			2006

	Simulation	Training	Simulation	Training
	Products/Civil	Services/Civil	Products/Military	Services/Military	Total

Opening balance(1)	$–	$–	$52.5	$39.6	$92.1
Acquisitions (Note 2)	–	–	4.5	–	4.5
Foreign exchange	–	–	(2.8)	(1.8)	(4.6)

Closing balance	$–	$–	$54.2	$37.8	$92.0

(1)	As at April 1, 2005, following the changes in its internal organizational structure related to the operating segments of the Company, goodwill has been reassigned to the reporting segment using a related fair value allocation approach.

NOTE 11 – OTHER ASSETS

(amounts in millions)	2007	2006

Restricted cash	$2.8	$1.5
Investment in and advances to CVS Leasing Ltd. (i)	43.5	39.0
Deferred development costs, net of accumulated amortization of $27.4 (2006 – $22.6) (ii)	24.7	26.1
Deferred pre-operating costs, net of accumulated amortization of $21.6 (2006 – $18.6) (iii)	13.1	9.2
Deferred financing costs, net of accumulated amortization of $15.3 (2006 – $14.5)	7.5	7.4
Long-term receivables (iv)	3.9	11.7
Accrued benefit asset (Note 23)	24.1	20.8
Other, net of accumulated amortization of $5.7 million (2006 – $3.6 million)	9.9	20.5

	$129.5	$136.2

(i)	The Company leads a consortium, which was contracted by the United Kingdom (U.K.) Ministry of Defense (MoD) to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter (MSH) fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.

In connection with the contract, the Company has established a subsidiary, CAE Aircrew Training Plc (Aircrew), of which it owns 78% with the balance held by the other consortium partners. This subsidiary has leased the land from the MoD, built the facility and operates the training centre. Aircrew has been consolidated with the accounts of the Company since its inception.

In addition, the Company has a 14% minority shareholding and has advanced funds to CVS Leasing Ltd. (CVS), the entity that owns the simulators and other equipment leased to Aircrew. In March 2005, CVS refinanced its operations through an amount of £70.6 million of financing, which expires in October 2016.

(ii)	R&D expenditures aggregated to $95.0 million during the year (2006 – $91.3 million; 2005 – $93.5 million), of which $3.0 million represents development costs that qualify for a deferral pursuant to CICA requirements (2006 – $1.8 million; 2005 – $9.9 million).

The Company has recorded government contribution against these amounts (refer to Note 22).

The total of deferred development costs amortized during the year amounted to $4.8 million (2006 – $13.1 million, 2005 – $3.9 million).

(iii)	The Company defers costs incurred during the pre-operating period for all new operations. Capitalization ceases and amortization begins when operations commence. In fiscal 2007, $5.9 million was capitalized (2006 – $0.7 million) and an amortization of $3.0 million was taken (2006 – $4.0 million; 2005 – $6.1 million).

(iv)	During fiscal 2007, the Company received early payment, in full, of $9.3 million for the secured subordinated promissory long- term notes. For fiscal 2006, long-term receivables included secured subordinated promissory notes in connection with the sale of its various Cleaning Technologies businesses totalling $8.5 million. The notes bore interest at rates ranging from 3% to 7%.

CAE ANNUAL REPORT 2007 | 95

NOTE 12 – DEBT FACILITIES
A.	LONG-TERM DEBT

(amounts in millions)		2007	2006

Recourse debt
(i)	Senior notes	$107.2	$126.1
(ii)	Revolving unsecured term credit facilities,
	5 years maturing July 2010;
	US$400.0 (outstanding as at March 31, 2007 – USNil, as at March 31, 2006 – USNil)	–	–
	5 years maturing July 2010,
	E100.0 (outstanding as at March 31, 2007 – Nil, as at March 31, 2006 – Nil)	–	–
(iii)	Term loans, maturing in May and June 2011
	(outstanding as at March 31, 2007 – E22.8 and E4.5, as at March 31, 2006 –
	E26.9 and E5.3)	42.1	45.6
(iv)	Grapevine Industrial Development Corporation bonds,
	secured, maturing in January 2010 and 2013 (US$27.0)	31.1	31.5
(v)	Miami Dade County Bonds, maturing in March 2024 (US$11.0)	12.7	12.8
(vi)	Other debt, maturing in December 2012	9.5	4.9
(vii)	Obligations under capital lease commitments	11.1	13.5
Non-recourse debt (1)
(viii) Term loan of £12.7 secured, maturing in October 2016
	(outstanding as at March 31, 2007 – £4.5, as at March 31, 2006 – £5.3)	10.3	10.7
(ix)	Term loan maturing in June 2021
	(outstanding as at March 31, 2007 – E25.2, as at March 31, 2006 – E13.9)	38.8	19.7
(x)	Term loans maturing in December 2009
	(outstanding as at March 31, 2007 – US$17.7, as at March 31, 2006 – US$5.6)	20.4	6.5

		$283.2	$271.3
Less:
Current portion of long-term debt		25.3	8.0
Current portion of capital lease		1.9	2.4

		$256.0	$260.9

(1)	Non-recourse debt to CAE, as a parent company, is classified as such when recourse against the debt in a subsidiary is limited to the assets, equity interest and undertaking of such subsidiary.

(i)	Pursuant to a private placement, the Company borrowed US$108 million. During the last quarter of fiscal 2007, CAE prepaid the US$15.0 million dollar tranche, which matured in June 2007. These unsecured senior notes rank equally with term bank financings with fixed repayment amounts of US$60.0 million in 2009 and US$33.0 million in 2012. Fixed interest is payable semi-annually in June and December at an average rate of 7.6%. The Company has entered into an interest rate swap agreement converting the fixed interest rate into the equivalent of a three-month LIBOR borrowing rate plus 3.6% on US$33.0 million of the senior notes.

(ii)	On July 7, 2005, the Company entered into a revolving credit agreement. This revolving unsecured term credit facility (US$400.0 million and E100.0 million) has a committed term of five years maturing in July 2010. The facility has covenants covering minimum shareholders’ equity, interest coverage and debt coverage ratios. The applicable interest rate on this revolving term credit facility is at the option of the Company, based on the bank’s prime rate, bankers’ acceptances or LIBOR plus a spread which, depends on the credit rating assigned by Standard & Poor’s Rating Services.

(iii)	The Company, in association with Iberia Lineas de España, combined their aviation training operations in Spain. The operators financed the acquisition of the simulators from CAE and Iberia through asset-backed financing maturing in May and June 2011. As part of the lease agreements, should the October 2003 agreement be terminated, CAE and Iberia will be obliged to repurchase the simulators they contributed, in proportion to the fair value of the simulators, for a total amount equal to the outstanding balance under the financing agreement. Quarterly capital repayments are made for the term of the financing. The implicit interest rate is 4.60%. The net book value of the simulators being financed, as at March 31, 2007, is equal to approximately $79.7 million ( E51.7 million) – (2006 – $76.8 million [ E54.2 million]).

96 | CAE ANNUAL REPORT 2007

(iv)	Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas for amounts of US$8.0 million and US$19.0 million, and mature in 2010 and 2013, respectively. Real property, improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. The rate for bonds maturing in 2010 is set on a weekly basis. The rate for bonds maturing in 2013 is set on an annual basis and is subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2007, the combined rate for both series was approximately 4.77% (2006 – 3.92%). The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2007. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.

(v)	The Miami Dade County Bonds, maturing in March 2024 (US$11.0 million), are secured by a simulator. As at March 31, 2007, the applicable floating rate, which is reset weekly, was 4.78%. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.

(vi)	An unsecured $35.0 million facility to secure financing for the cost of the establishment of enterprise resource planning (ERP) system. A drawdown under the facility can be made only once the costs are incurred, on a quarterly basis, with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. The average interest rate on the borrowings is approximately 6.1%.

(vii)	These capital leases are related to the leasing of various equipment and simulators. The effective interest rate on obligations under capital leases, which have staggered maturities until June 2010 was approximately 6.18% as at March 31, 2007 (2006 – 5.92%).

(viii)	The Company arranged project financing, which was refinanced during December 2004 for one of its subsidiaries to finance its MSH program for the MoD in the U.K. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2016. The financing is non-recourse to CAE. Interest on the loans is charged at a rate approximating LIBOR plus 0.85%. The Company has entered into an interest rate swap totalling £4.2 million, fixing the interest rate at 6.31%. The book value of the assets pledged as collateral for the credit facility as at March 31, 2007, is £27.4 million (2006 – £26.9 million).

(ix)	Term loan, maturing in June 2021, representing CAE’s proportionate share (25%) of the German NH90 project. The total amount available for the project Company under the facility is E175.5 million. The debt is non-recourse to CAE. The borrowings bear interest at a EURIBOR rate and are currently swapped to fixed rate of 3.8%.

(x)	The other debt is the result of CAE’s proportionate share (49%) of term debt for the acquisition of simulators on a non-recourse basis, for its joint venture in the Zhuhai Training Center. The term debt has been arranged through several financial institutions.

Borrowings bear interest on a floating rate basis of U.S. Libor plus a spread ranging from 0.3% to 1%, and have maturities between March 2008 and December 2009. In accordance with the debt agreements, the joint venture may draw up to an additional US$6.4 million (CAE’s proportionate 49% share: US$3.1 million) during FY2008 to fund payments for simulators.

Payments required in each of the next five fiscal years to meet the retirement provisions of the long-term debt and capital leases are as follows:

(amounts in millions)	Long-term debt	Capital lease	Total

2008	$25.3	$1.9	$27.2
2009	14.2	0.8	15.0
2010	94.6	0.8	95.4
2011	16.0	7.6	23.6
2012	9.8	–	9.8
Thereafter	112.2	–	112.2

	$272.1	$11.1	$283.2

As at March 31, 2007, CAE is in full compliance with its financial covenants.

B. SHORT-TERM DEBT

The Company has an unsecured and uncommitted bank line of credit available in Euros totalling $4.6 million (2006 – $41.2 million; 2005 – $31.0 million), of which none is used as at March 31, 2007 (2006 – Nil; 2005 – $11.2 million). The line of credit bears interest at a Euro base rate.

CAE ANNUAL REPORT 2007 | 97

NOTE 12 – DEBT FACILITIES (CONT’D)
C. INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:

(amounts in millions)	2007	2006	2005

Long-term debt interest expense	$18.5	$21.6	$35.3
Amortization of deferred financing costs and other	2.3	4.0	9.7
Allocation of interest expense to discontinued operations	–	–	(1.4)
Interest capitalized	(4.1)	(2.8)	(5.8)

Interest on long-term debt	16.7	22.8	37.8

Interest income	(4.8)	(6.9)	(5.7)
Other interest expense (income), net	(1.3)	0.3	–

Interest income, net	(6.1)	(6.6)	(5.7)

Interest expense, net	$10.6	$16.2	$32.1

The Company’s year-to-date interest income is a result of interest revenue due to the accretion of discounts on the long-term notes receivable settled, in full, during the second quarter of fiscal 2007, to interest revenue on cash on hand and to advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train U.K. Ministry of Defense pilots at the Company’s Benson Air Force Base Training Centre. The Company owns a minority shareholding of 14% in CVS.

NOTE 13 – DEFERRED GAINS AND OTHER LONG-TERM LIABILITIES

(amounts in millions)	2007	2006

		Restated
		(Note 1)
Deferred gains on sale and leasebacks (i)	$84.0	$87.5
Deferred revenue	20.3	31.3
Deferred gains	15.0	6.6
Employee benefits obligation N ote 23)	26.9	23.9
Government cost-sharing N ote 22)	14.5	12.2
Non-controlling interest (ii)	18.2	17.6
Long-term portion of purchase agreement (iii)	7.9	8.1
Long-term payable to Investissement Québec	1.4	2.1
LTI RSU/DSU compensation obligation	35.3	14.5
Other	9.2	7.4

	$232.7	$211.2

(i)	T he related amortization for the year amounts to $4.0 million (2006 – $3.9 million; 2005 – $3.5 million).

(ii)	Non-controlling interest of 20% of the civil training centres in Madrid combined with 22% in Military CAE Aircrew Training Centre.

(iii)	Long-term portion of purchase agreement for data and parts delivered to CAE Inc. by Dassault Aviation on specific sales orders. The annual payments will be E2.6 in April 2008 and E2.6 million in April 2009.

98 | CAE ANNUAL REPORT 2007

NOTE 14 – INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions)	2007	2006	2005

		Restated	Restated
		(Note 1)	(Note 1)
Earnings (loss) before income taxes and discontinued operations	$178.8	$87.8	$(405.0)
Canadian statutory income tax rates	32.08%	31.41%	31.27%

Income taxes at Canadian statutory rates	$57.4	$27.6	$(126.6)
Difference between Canadian statutory rates and those
applicable to foreign subsidiaries	(2.8)	0.3	(12.2)
Goodwill impairment	–	–	61.7
Losses not tax effected	0.3	2.8	2.7
Tax benefit of operating losses not previously recognized	(2.3)	(9.1)	(12.2)
Tax benefit of capital losses not previously recognized	–	(0.8)	(11.3)
Non-taxable capital gain	(0.6)	(0.3)	(0.1)
Non-deductible items	2.4	1.4	4.2
Prior years’ tax adjustments and assessments	(1.0)	(0.9)	(3.6)
Impact of change in income tax rates on future income taxes	(1.2)	1.9	(1.0)
Non-taxable research and development tax credits	(0.8)	(0.9)	(1.5)
Large corporation tax	–	0.7	–
Other tax benefit not previously recognized	(3.2)	(2.9)	–
Exchange translation items	–	(0.7)	–
Other	1.5	(0.9)	(0.7)

Total income tax expense (recovery)	$49.7	$18.2	$(100.6)

Significant components of the provision for the income tax expense attributable to continuing operations are as follows:

(amounts in millions)	2007	2006	2005

Current income tax expense	$63.9	$13.1	$13.5
Future income tax expense (recovery)
Tax benefit of operating losses not previously recognized	(2.3)	(9.1)	(12.2)
Tax benefit of capital losses not previously recognized	–	(0.8)	(11.3)
Impact of change in income tax rates on future income taxes	(1.2)	1.9	(1.0)
Other tax benefit not previously recognized	(3.2)	(2.9)	–
Fixed asset impairment	–	–	(72.6)
Change related to temporary differences	(7.5)	16.0	(17.0)

Total income tax expense (recovery)	$49.7	$18.2	$(100.6)

CAE ANNUAL REPORT 2007 | 99

NOTE 14 – INCOME TAXES (CONT’D)
The tax effects of temporary differences that give rise to future tax liabilities and assets are as follows:

(amounts in millions)	2007	2006

		Restated
		(Note 1)
Future income tax assets
Non-capital loss carryforwards	$39.7	$55.7
Capital loss carryforwards	6.5	6.5
Intangible assets	27.1	31.5
Amounts not currently deductible	23.4	20.2
Deferred revenues	17.3	13.5
Tax benefit carryover	10.4	10.1
Deferred research & development expenses	–	7.0
Other	1.4	2.5

	125.8	147.0
Valuation allowance	(25.3)	(37.5)

	$100.5	$109.5

Future income tax liabilities
Investment tax credits	$(22.5)	$(22.6)
Property, plant and equipment	(9.7)	(28.5)
Percentage-of-completion versus completed contract	(2.3)	(15.8)
Deferred research & development expenses	(2.5)	–

	(37.0)	(66.9)

Net future income tax assets	$63.5	$42.6

Net current future income tax asset	$3.7	$5.7
Net non-current future income tax asset	81.5	78.2
Net current future income tax liability	(4.9)	(14.5)
Net non-current future income tax liability	(16.8)	(26.8)

	$63.5	$42.6

As at March 31, 2007, the Company has accumulated non-capital losses carried forward relating to operations in Canada for approximately $2.8 million. For financial reporting purposes, a net future income tax asset of $0.8 million has been recognized in respect of these loss carry forwards.

As at March 31, 2007, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately $48.4 million (US$42.0 million). For financial reporting purposes, a net future income tax asset of $16.9 million (US$14.6 million) has been recognized in respect of these loss carry forwards.

The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $83.6 million. For financial reporting purposes, a net future income tax asset of $15.4 million has been recognized.

The Company also has accumulated capital losses carried forward relating to operations in Canada for approximately $5.3 million. For financial reporting purposes, a net future income tax asset of $0.6 million has been recognized.

The Company also has accumulated capital losses carried forward relating to operations in the United States for approximately $15.4 million (US$13.3 million). For financial reporting purposes, no future income tax asset was recognized, as a full valuation allowance was taken.

100 | CAE ANNUAL REPORT 2007

The non-capital losses for income tax purposes expire as follows:

	United States	Other countries
(amounts in millions)	(US$)	(CA$)

Expiry date:
2008	$–	$–
2009	4.3	–
2010	–	–
2011	10.7	–
2012	18.1	–
2013 – 2024	7.8	10.9
No expiry date	–	75.5

	$40.9	$86.4

The valuation allowance principally relates to loss carryforward benefits where realization is not likely due to a history of loss carryforwards, and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2007, $5.5 million (2006 – $16.7 million) of the valuation allowance balance was reversed based on the assessment of the Company that it is more likely than not that the future income tax benefits will be realized.

NOTE 15 – CAPITAL STOCK AND CONTRIBUTED SURPLUS

CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

Issued
A reconciliation of the issued and outstanding common shares of the Company is as follows:

		2007		2006		2005
(amounts in millions,	Number	stated	Number	stated	Number	stated
except number of shares)	of shares	value	of shares	value	of shares	value

Balance at beginning of year	250,702,430	$389.0	248,070,329	$373.8	246,649,180	$367.5
Shares issued (Note 2) (a) (b)	–	–	1,091,564	6.9	424,628	2.0
Stock options exercised	1,236,895	10.0	1,497,540	8.0	869,620	3.6
Transfer of contributed surplus
upon exercise of stock options	–	2.5	–	–	–	–
Stock dividends	21,124	0.2	42,997	0.3	126,901	0.7

Balance at end of year	251,960,449	$401.7	250,702,430	$389.0	248,070,329	$373.8

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts Inc. On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second tranche payment of CAE Professional Services (Canada) Inc. (formerly Greenley & Associates Inc. [G&A]).

(b)	On November 30, 2004, the Company issued 424,628 common shares at a price of $4.71 per share for the first tranche payment of CAE Professional Services (Canada) Inc.

CAE ANNUAL REPORT 2007 | 101

NOTE 15 – CAPITAL STOCK AND CONTRIBUTED SURPLUS (CONT’D)

The following is a reconciliation of the denominators for the basic and diluted earnings (loss) per share computations:

	2007	2006	2005

Weighted average number of common shares outstanding – Basic	251,110,476	249,806,204	247,060,580
Effect of dilutive stock options	1,894,730	2,325,422	812,273

Weighted average number of common shares outstanding – Diluted	253,005,206	252,131,626	247,872,853	(1)

(1)	For fiscal 2005, the effect of stock options potentially exercisable on pro forma net loss per share was anti-dilutive; therefore, basic and diluted pro forma net loss per share are the same.

Options to acquire 1,397,200 common shares (2006 – 2,269,150; 2005 – 4,635,100) have been excluded from the above calculation since their inclusion would have an anti-dilutive effect.

CONTRIBUTED SURPLUS

A reconciliation of contributed surplus is as follows:

(amounts in millions)	2007	2006	2005

		Restated	Restated
		(Note 1)	(Note 1)
Balance at beginning of year	$5.6	$3.5	$2.1
Transfer to common stock upon exercise of stock options	(2.5)	–	–
Stock-based compensation (Note 17)	2.6	2.1	1.4

Balance at end of year	$5.7	$5.6	$3.5

NOTE 16 – CUMULATIVE TRANSLATION ADJUSTMENT
The net change in the currency translation adjustment account is as follows:

(amounts in millions)		2007	2006

Balance at beginning of year		$(115.2)	$(66.3)
Effect of changes in exchange rates during the year:
On net investment in self-sustaining subsidiaries,
net of tax recovery of $0.2 (2006 – tax recovery of $2.2)		26.3	(47.0)
On certain long-term debt denominated in foreign currencies
designated as a hedge of net investments in self-sustaining
foreign subsidiaries, net of tax expense of $0.3
(2006 – tax expense of $0.9)		1.2	3.7
Portion included in income as a result of reductions in net
investments in self-sustaining foreign operations,
net of taxes of nil (2006 – tax expense of $0.3)		–	(5.6)

Balance at end of year		$(87.7)	$(115.2)

NOTE 17 – STOCK-BASED COMPENSATION PLANS

EMPLOYEE STOCK OPTION PLAN

Under the Company’s long-term incentive program, options may be granted to its officers and other key employees and its subsidiaries to purchase common shares of the Company at a subscription price of 100% of the market value at the date of the grant. Market value is determined as the closing price of the common shares on the TSX on the last day of trading prior to the effective date of the grant.

102 | CAE ANNUAL REPORT 2007

As at March 31, 2007, a total of 9,484,076 common shares remained authorized for issuance under the Employee Stock Option Plan (ESOP). The options are exercisable during a period not to exceed six years, and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment. However, if there is a change of control of the Company, the options outstanding become immediately exercisable by option holders. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

A reconciliation of the outstanding options is as follows:

Years ended March 31		2007		2006		2005

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price

Options outstanding at
beginning of year	6,347,235	$7.66	8,208,675	$7.52	8,128,370	$7.51
Granted	647,700	$9.13	568,200	$5.96	2,046,650	$5.68
Exercised	(1,236,895)	$8.07	(1,497,540)	$5.29	(869,620)	$4.15
Forfeited	(316,125)	$10.60	(932,100)	$9.21	(809,725)	$6.77
Expired	–	$–	–	$–	(287,000)	$6.43

Options outstanding at end of year	5,441,915	$7.57	6,347,235	$7.66	8,208,675	$7.52

Options exercisable at end of year	2,986,135	$8.58	2,775,850	$9.90	3,731,085	$8.76

The following table summarizes information about the Company’s ESOP as at March 31, 2007:

			Options outstanding		Options exercisable

			Weighted
			average	Weighted		Weighted
			remaining	average		average
Range of		Number	contractual	exercise	Number	exercise
Exercise Prices		outstanding	life (years)	price	exercisable	price

$4.08 to $6.03		2,879,215	2.98	$5.02	1,584,235	$5.03
$6.19 to $9.20		1,165,500	4.30	$7.82	11,400	$8.08
$10.31 to $14.60		1,397,200	0.92	$12.62	1,390,500	$12.63

Total		5,441,915	2.73	$7.57	2,986,135	$8.58

For the year ended March 31, 2007, compensation cost for CAE’s stock options was recognized in consolidated net earnings (loss) with a corresponding credit of $2.6 million (fiscal 2006 – $2.1 million, fiscal 2005 – $1.4 million) to contributed surplus using the fair value method of accounting for awards that were granted since 2004. Due to the application of EIC-162, which requires retroactive restatement of prior periods, the compensation cost for CAE stock options have been restated (refer to Note 1).

The assumptions used for purposes of the option calculations outlined in this note are presented below:

	2007	2006	2005

Assumptions used in the Black-Scholes options pricing model:
Dividend yield	0.44%	0.67%	1.26%
Expected volatility	45.0%	47.0%	40.0%
Risk-free interest rate	4.38%	4.0%	5.75%
Expected option term	4	6	6
Weighted average fair value of options granted	$3.57	$2.84	$2.27

CAE ANNUAL REPORT 2007 | 103

NOTE 17 – STOCK-BASED COMPENSATION PLANS (CONT’D)

DISCLOSURE OF PRO FORMA INFORMATION REQUIRED UNDER CICA HANDBOOK SECTION 3870

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings (loss) and pro forma basic and diluted net earnings (loss) per share are presented below:

(amounts in millions, except per share amounts)	2007	2006	2005

		Restated	Restated
		(Note 1)	(Note 1)
Net earnings (loss), as reported	$127.4	$63.6	$(199.6)
Pro forma impact	(0.1)	(0.7)	(1.9)

Pro forma net earnings (loss)	$127.3	$62.9	$(201.5)

Pro forma basic net earnings (loss) per share	$0.51	$0.25	$(0.82)
Pro forma diluted net earnings (loss) per share (1)	$0.50	$0.25	$(0.82)

(1)	For fiscal 2005, the effect of stock options potentially exercisable on pro forma net loss per share was anti-dilutive; therefore, the basic and diluted pro forma net loss per share are the same.

EMPLOYEE STOCK PURCHASE PLAN

The Company maintains an Employee Stock Purchase Plan (ESPP) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 18% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $2 on additional employee contributions, up to a maximum of 3% of the employee’s base salary. Employees may contribute to the plan through payroll deductions or a lump-sum contribution. The employee and employer contribution may be invested in the employee Register Retirement Saving Plan (RRSP) or Deferred Profit Sharing Plan (DPSP). Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the TSX. The Company recorded compensation expense in the amount of $3.1 million (2006 – $2.1 million; 2005 – $1.4 million) in respect of employer contributions under the Plan.

DEFERRED SHARE UNIT PLAN

The Company maintains a Deferred Share Unit (DSU) Plan for executives, whereby an executive may elect to receive any cash incentive compensation in the form of deferred share units. The Plan is intended to enhance the Company’s ability to promote a greater alignment of interests between executives and the shareholders of the Company. A deferred share unit is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Deferred share units mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

In fiscal 2000, the Company adopted a DSU Plan for non-employee directors. A non-employee director holding less than 5,000 common shares of the Company receives the Board retainer and attendance fees in the form of deferred share units. A non-employee director holding at least 5,000 common shares may elect to participate in the Plan in respect of part or all of his or her retainer and attendance fees. The terms of the Plan are essentially identical to the key executive DSU Plan except that units are issued on the basis of the closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last day on which the common share traded prior to the date of issue.

The Company records the cost of the DSU Plan as compensation expense. As at March 31, 2007, 425,092 units were outstanding at a value of $5.4 million (2006 – 388,972 units at a value of $3.6 million; 2005 – 343,116 units at a value of $1.9 million). A total number of 24,176 units were redeemed during the fiscal year ended March 31, 2007 under both DSU Plans in accordance with their respective plan text, for a total of $0.2 million. For the year ended March 31, 2007, March 31, 2006 and March 31, 2005 no DSUs were cancelled.

LONG-TERM INCENTIVE (LTI) – DEFERRED SHARE UNIT PLAN

Both Long-Term Incentive Deferred Share Unit Plans (LTI-DSU) are intended to enhance the Company’s ability to promote a greater alignment of interests between executives and shareholders of the Company. LTI-DSUs are granted to executives and managers of the Company. A LTI-DSU is equal in value to one common share net of withholding tax at a specific date. The LTI-DSU also accrued dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares.

104 | CAE ANNUAL REPORT 2007

April 2003 Plan

The April 2003 LTI-DSU Plan stipulates that granted units vest equally over four years and can be redeemed for cash. Upon termination of employment for reasons of long-term disability, involuntary termination, retirement or death, eligible participants with vested LTI-DSU units will be entitled to receive the fair market value of the equivalent number of CAE common shares. As at March 31, 2007, 548,097 LTI-DSU units were outstanding (March 31, 2006 – 657,036 units). The expense recorded in fiscal 2007 was $0.2 million (2006 – $1.6 million; 2005 – $0.8 million). Due to the application of EIC-162, which requires retroactive restatement of prior periods, the expense amounts have been restated.

May 2004 Plan

The May 2004 LTI-DSU Plan has replaced the April 2003 LTI-DSU Plan for succeeding years. The May 2004 LTI-DSU Plan stipulates that granted units vest equally over five years and can be redeemed for cash. Upon termination of employment, eligible participants with vested DSU units will be entitled to receive the fair market value of the equivalent number of CAE common shares. In fiscal 2007, the Company issued 527,714 LTI-DSU units (2006 – 430,503 units) and as at March 31, 2007, 1,392,653 LTI-DSU units were outstanding (2006 – 916,722 units outstanding). The expense recorded in fiscal 2007 was $7.5 million (2006 – $2.8 million; 2005 – $0.8 million). Due to the application of EIC-162, which requires retroactive restatement of prior periods, the expense amounts have been restated.

Since fiscal 2004, the Company entered into contracts to reduce its earnings exposure to the fluctuations in its share price (refer to Note 18).

LONG-TERM INCENTIVE – RESTRICTED SHARE UNIT PLAN

In May 2004, the Company adopted a Long-Term Incentive Performance Based Restricted Shares Unit Plan (LTI-RSU) for its executives and managers. The LTI-RSU plan is intended to enhance the Company’s ability to attract and retain talented individuals, and also to promote a greater alignment of interest between eligible participants and the Company’s shareholders. The LTI-RSU Plan is set up as a stock-based performance plan.

LTI-RSUs granted pursuant to this Plan vest after three years from their grant date. LTI-RSUs are vested as follows:

(i)	100% of the units, if CAE shares have appreciated at least 33% (10% annual compounded growth) during the timeframe.

(ii)	50% of the units, if CAE shares have appreciated at least 24% (7.5% annual compounded growth) but less than 33% during the timeframe.

No LTI-RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. In addition, no proportional vesting is to occur for any appreciation resulting between 24% and 33% during the specified timeframe. Participants subject to loss of employment, other than voluntarily or for cause, are entitled to conditional pro-rata vesting. In fiscal 2007, the Company issued 770,948 LTI-RSU units (2006 – 637,561 units) and as at March 31, 2007, 2,009,666 LTI-RSU units were outstanding (2006 – 1,224,918 units outstanding). The expense recorded in fiscal 2007 was $12.1 million (2006 – $3.5 million; 2005 – $0.4 million). Due to the application of EIC-162, which requires retroactive restatement of prior periods, the expense amounts have been restated.

NOTE 18 – FINANCIAL INSTRUMENTS

FOREIGN CURRENCY RISK

The Company entered into forward foreign exchange contracts totalling $604.1 million (buy contracts $91.4 million and sell contracts totalling $512.7 million). The total net unrealized loss as of March 31, 2007, is $7.6 million (unrealized gain on buy contracts of $0.8 million and unrealized loss on sell contracts of $8.4 million).

CAE ANNUAL REPORT 2007 | 105

NOTE 18 – FINANCIAL INSTRUMENTS (CONT’D)
Consolidated foreign exchange transactions outstanding

(amounts in millions, except average rate)		2007		2006

	Notional	average	Notional	Average
Currencies (Sold/Bought)	amount (1)	rate	amount(1)	rate

USD/CDN
Less than 1 year	$223.3	0.8697	$184.6	0.8448
Between 1 and 3 years	54.3	0.8908	71.2	0.8600
Between 3 to 5 years	15.7	0.9007	2.9	0.8783
USD/EUR
Less than 1 year	11.0	1.2964	5.7	1.2590
Between 1 and 3 years	4.0	1.2957	9.1	1.2852
CDN/EUR
Less than 1 year	12.9	1.5360	2.1	1.4003
Between 1 and 3 years	5.4	1.4666	–	–
Between 3 and 5 years	1.5	1.4642	–	–
EUR/CDN
Less than 1 year	94.9	0.6649	10.5	0.6758
Between 1 and 3 years	29.4	0.6712	13.3	0.6387
Between 3 and 5 years	1.5	0.6934	3.5	0.6118
EUR/AUD
Less than 1 year	1.0	0.5800	–	–
Between 1 and 3 years	1.6	0.5586	–	–
GBP/CDN
Less than 1 year	4.1	0.4796	1.9	0.4476
Between 1 and 3 years	47.5	0.4964
CDN/GBP
Less than 1 year	0.5	2.2783	–	–
GBP/EUR
Less than 1 year	19.4	0.6821	–	–
GBP/USD
Less than 1 year	20.0	0.5181	–	–
CDN/USD
Less than 1 year	52.3	1.1564	17.5	1.1616
Between 1 and 3 years	3.8	1.0986	–	–

	$604.1		$322.3

(1) Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

CREDIT RISK

The Company is exposed to credit risk on billed and unbilled accounts receivable. However, its customers are primarily established companies with publicly available credit ratings or government agencies, factors that facilitate monitoring of the risk. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to mitigate its risk to the extent possible.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored. As well, the Company’s credit exposure is further reduced by the sale of third-party receivables (see Note 6 Accounts Receivable) to a financial institution on a non-recourse basis.

106 | CAE ANNUAL REPORT 2007

INTEREST RATE EXPOSURE

The Company bears some interest rate fluctuation risk on its variable long-term debt (including rates) and some fair value risk on its fixed interest long-term debt. As at March 31, 2007, the Company has entered into three interest rate swap agreements with three different financial institutions to mitigate these risks for a total notional value of $86.2 million. One agreement, with a notional value of $38.1 million (US$33.0 million), has converted fixed interest rate debt into a floating rate whereby the Company pays the equivalent of a three-month LIBOR borrowing rate, plus 3.6%, and receives a fixed interest rate of 7.76% up to June 2012. The remaining contracts convert a floating interest rate debt into a fixed rate for a notional value of $48.1 million, whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

  Amortizing based on a repayment schedule of the debt until October 2016 on $9.6 million (£4.2 million), the Company will pay quarterly fixed annual interest rates of 6.31%
  Accreting swap based on a borrowing schedule until December 2019 on $38.5 million (e25.0 million), the Company will pay a semi-annual fixed annual interest rate of 3.78%

After considering these swap agreements, as at March 31, 2007, 60% of the long-term debt bears fixed interest rates.

STOCK-BASED COMPENSATION COST

In March 2004, June 2006 and March 2007 the Company entered into three equity swap agreements with three major Canadian financial institutions to reduce its cash and earnings exposure to fluctuations in its share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, the Company receives the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in the Company’s share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2007, the equity swap agreement covered 1,495,000 common shares of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

  Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the Consolidated Balance Sheets, which represent an appropriate estimate of their fair values due to their short-term maturities.
  Capital leases are valued using the discounted cash flow method.
  The value of long-term debt is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities.
  Interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place at the Consolidated Balance Sheet date.
  Forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the contracts at the Consolidated Balance Sheet date.

The fair value and the carrying amount of the financial instruments as at March 31 are as follows:

(amounts in millions)		2007		2006

	Fair	carrying	Fair	Carrying
	value	amount	value	amount

Long-term debt	$288.5	$283.2	$277.9	$271.3
Net forward foreign exchange contracts	(7.6)	–	5.4	–
Interest rate swap contracts	1.0	–	(1.5)	–

LETTERS OF CREDIT AND GUARANTEES

As at March 31, 2007, the Company had outstanding letters of credit and performance guarantees in the amount of $149.1 million (2006 – $98.6 million) issued in the normal course of business. These guarantees are issued under mainly the Revolving Term Credit Facility as well as the Performance Securities Guarantee (PSG) account provided by Export Development Corporation (EDC) and under other standby facilities available to the company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion. The letter of credit for the operating lease obligation provides credit support for the benefit of the owner participant in the September 30, 2003 sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

CAE ANNUAL REPORT 2007 | 107

NOTE 18 – FINANCIAL INSTRUMENTS (CONT’D)

(amounts in millions)	2007	2006

Advance payment	$68.7	$34.0
Contract performance	6.7	13.0
Operating lease obligation	27.2	27.3
Simulator deployment obligation	40.7	19.6
Other	5.8	4.7

Total	$149.1	$98.6

Of the $68.7 million of advance payment guarantees, $65.6 million are issued under the EDC PSG account.

RESIDUAL VALUE GUARANTEES – SALE AND LEASEBACK TRANSACTIONS

Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $52.1 million (2006 – $52.4 million), of which $12.3 million matures in 2008, $22.4 million in 2009, $8.2 million in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2007, $33.1 million is recorded as a deferred gain (2006 – $33.1 million).

INDEMNIFICATIONS

In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which cannot be estimated. However, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, results of operations or cash flows.

NOTE 19 – SUPPLEMENTARY CASH FLOWS INFORMATION
Cash provided by (used in) non-cash working capital is as follows:

(amounts in millions)	2007	2006	2005

Accounts receivable	$(39.2)	$(31.9)	$19.3
Inventories	(14.8)	13.8	53.3
Prepaid expenses	4.0	(7.9)	0.5
Income taxes recoverable	20.2	(7.5)	28.5
Accounts payable and accrued liabilities	22.5	58.9	(43.7)
Deposits on contracts	27.5	53.7	26.3

Decrease in non-cash working capital	$20.2	$79.1	$84.2

Interest paid	$17.1	$21.9	$38.2
Income taxes (recovered) paid, net	$(1.4)	$13.7	$ –

Supplemental statements of earnings disclosure:
Foreign exchange gain	$2.9	$8.4	$5.2

PROCEEDS FROM DISPOSAL OF DISCONTINUED OPERATIONS

For fiscal 2007, the net cash outflows regarding the proceeds from disposal of discontinued operations as reported in the Consolidated Statements of Cash Flows, are composed of a cash payment to L-3 in the amount of $10.2 million for the net working capital adjustments of the Marine Controls segment, offset, in part, by a cash receipt of $6.4 million from the sale of the aggregate land and building, which was previously classified as being held for sale.

108 | CAE ANNUAL REPORT 2007

NOTE 20 – CONTINGENCIES

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

NOTE 21 – COMMITMENTS

Significant contractual purchase obligations and future minimum lease payments under operating leases are as follows:

(amounts in millions)	SP/C	SP/M	TS/C	TS/M	Total

Years ending March 31,
2008	$7.3	$12.2	$54.7	$26.0	$100.2
2009	2.9	6.3	51.5	23.4	84.1
2010	0.4	2.7	34.0	20.4	57.5
2011	0.2	1.9	35.5	20.2	57.8
2012	–	0.6	42.1	17.7	60.4
Thereafter	0.3	0.4	187.4	37.2	225.3

	$11.1	$24.1	$405.2	$144.9	$585.3

As at March 31, 2007, included in the total contractual purchase obligations and future minimum lease payments under operating lease is an amount of $136.0 million (March 31, 2006 – $140.7 million, March 31, 2005 – $187.0 million) designated as commitments to CVS Leasing Ltd., an entity in which the Company has a 14% minority shareholding.

Of the total $585.3 million disclosed as being commitments as at March 31, 2007, $37.0 million represent contractual purchase obligations.

NOTE 22 – GOVERNMENT COST-SHARING

The Company has signed agreements with various governments whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain R&D programs for modelling and services, visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications.

PROJECT PHOENIX

During fiscal 2006, the Company announced a plan to invest $630 million in Project Phoenix, an R&D program that will span the next six years. In the same year, the Government of Canada and the Company signed an agreement for a contribution of approximately 30% ($189 million) of the value of CAE’s R&D program. The Government of Canada support will reduce by approximately 25% the amount of income tax credit otherwise available. This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment, and to increase technological capabilities in the Canadian industry. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier, should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached.

During fiscal 2007, the Company signed an agreement with the Government of Québec, which will participate in Project Phoenix. The Québec government’s support will take the form of a $31.5 million contribution over six years, repayable by royalties. Investissement Québec handles the contribution. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached. The government contribution recognized by the Company in fiscal 2007, related to this agreement signed with the Government, is based on costs incurred starting in June 2005.

CAE ANNUAL REPORT 2007 | 109

NOTE 22 – GOVERNMENT COST-SHARING (CONT’D)

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate project:

(amounts in millions)	2007	2006

Outstanding contribution receivable, beginning of year	$10.0	$–
Contributions	52.1	17.3
Payments received	(43.7)	(7.3)

Outstanding contribution receivable, end of year	$18.4	$10.0

PREVIOUS PROGRAMS

The Company had also signed previous R&D agreements with the Government of Canada, in order to share in a portion of specific costs incurred by the Company on previous R&D programs. The initiative was intended to broaden the Company’s technological capabilities in flight simulation systems, by developing components that will lower the cost and weight of flight simulators and technologies to reduce the cost of initial training. These programs are repayable in the form of royalties to March 2011 and March 2013, based on future sales for civil and military programs respectively.

AGGREGATE INFORMATION ABOUT PROGRAMS

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

(amounts in millions)	2007	2006	2005

Contributions credited to capitalized costs:
Project Phoenix	$7.1	$3.8	$–
Previous programs	–	–	0.9
Contributions credited to income:
Project Phoenix	45.0	13.5	–
Previous programs	–	7.5	9.9

Total contributions:
Project Phoenix	$52.1	$17.3	$–
Previous programs	–	7.5	10.8

Royalty expenses:
Project Phoenix	–	–	–
Previous programs	$7.5	$6.6	$5.9

The cumulative contributions recognized by the Company, since their respective inceptions, for all current government cost sharing programs still active as at March 31, 2007 amounts to $149.9 million. The cumulative sum of royalty expenses recognized by the Company, since their respective inceptions, for all current government cost sharing programs still active as at March 31, 2007 amounts to $23.2 million.

As at March 31, 2007, the Company’s short-term and long-term liabilities, in relation to future repayments of the aggregate R&D programs, amounted to $7.5 million and $14.5 million respectively. As at March 31, 2006, the Company’s liability, in relation to future repayments of the aggregate R&D programs, amounted to $18.9 million, of which, $6.7 million was paid during fiscal 2007.

NOTE 23 – EMPLOYEE FUTURE BENEFITS

The Company has two registered funded defined-benefit pension plans in Canada (one for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains a pension plan for employees in the Netherlands and in the United Kingdom that provides benefits based on similar provisions.

In addition, the Company maintains a supplemental arrangement plan in Canada and two in Germany (CAE Elektronik GmbH plan and CAE Beyss GmbH plan [Beyss]) to provide defined benefits. These supplemental arrangements are the sole obligation of the Company, and there is no requirement to fund it. However, the Company is obligated to pay the benefits when they become due. Under the Canadian supplemental arrangement, once the designated employee retires from the Company, the Company is required to secure the obligation for that employee. As at March 31, 2007, the Company has issued letters of credit totalling $21.2 million (2006 – $20.0 million) to secure these obligations under the Canadian supplemental arrangement.

110 | CAE ANNUAL REPORT 2007

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds.

In fiscal 2007, the Company closed some of its training centres in Europe, resulting in a curtailment gain of $0.9 million.

The changes in pension obligations, in fair value of assets and the financial position of the funded pension plans are as follows:

(amounts in millions)			2007			2006

Canadian		Foreign	Total	Canadian	Foreign	Total

Change in pension obligations
Pension obligation at beginning of year	$175.4	$15.6	$191.0	$158.7	$15.3	$174.0
Adjustment U.K. plan	–	4.1	4.1	–	–	–
Current service cost	6.0	0.8	6.8	4.2	0.5	4.7
Interest cost	9.1	0.9	10.0	9.5	0.6	10.1
Curtailment	–	(0.9)	(0.9)	–	–	–
Employee contributions	2.2	0.3	2.5	2.5	0.4	2.9
Pension benefits paid	(11.6)	(0.2)	(11.8)	(8.2)	(0.1)	(8.3)
Actuarial loss (gain)	10.6	(0.6)	10.0	8.7	0.3	9.0
Foreign exchange variation	–	1.9	1.9	–	(1.4)	(1.4)

Pension obligation at end of year	191.7	21.9	213.6	175.4	15.6	191.0

Change in fair value of plan assets
Fair value of plan asset at
beginning of year	144.7	15.9	160.6	128.2	14.8	143.0
Adjustment U.K. plan	–	3.4	3.4	–	–	–
Actual return on plan assets	18.1	1.1	19.2	11.9	1.4	13.3
Pension benefits paid	(11.6)	(0.2)	(11.8)	(8.2)	(0.1)	(8.3)
Plan expenses	–	–	–	(0.3)	–	(0.3)
Employee contributions	2.2	0.3	2.5	2.5	0.4	2.9
Employer contributions	9.7	0.9	10.6	10.6	0.9	11.5
Foreign exchange variation	–	1.9	1.9	–	(1.5)	(1.5)

Fair value of plan assets at end of year	163.1	23.3	186.4	144.7	15.9	160.6

Financial position – plan (deficit)/surplus	(28.6)	1.4	(27.2)	(30.7)	0.3	(30.4)
Unrecognized net actuarial loss	46.5	(1.0)	45.5	45.9	(0.4)	45.5
Unamortized past service cost	5.1	–	5.1	5.6	–	5.6

Amount recognized at end of year	$23.0	$0.4	$23.4	$20.8	$(0.1)	$20.7

Amount recognized in
Other assets (Note 11)	$23.0	$1.1	$24.1	$20.8	$ –	$20.8
Other long–term liabilities	–	(0.7)	(0.7)	–	(0.1)	(0.1)

	$23.0	$0.4	$23.4	$20.8	$(0.1)	$20.7

Included in the above pension obligation and fair value of plan assets at end of year are the following amounts in respect of plans that are in deficit (the two Canadian funded plans and the United Kingdom plan).

(amounts in millions)			2007			2006

	Canadian	Foreign	Total	Canadian	Foreign	Total

Pension obligation at end of year	$191.7	$4.8	$196.5	$175.4	$ –	$175.4

Fair value of plan assets at end of year	$163.1	$4.1	$167.2	$144.7	$ –	$144.7

Financial position – plan deficit	$(28.6)	$(0.7)	$(29.3)	$(30.7)	$ –	$(30.7)

CAE ANNUAL REPORT 2007 | 111

NOTE 23 – EMPLOYEE FUTURE BENEFITS (CONT’D)

Pension obligations related to the supplemental arrangements are as follows (excluding Beyss pension plan):

(amounts in millions)			2007				2006

	Canadian	Foreign	Total	Canadian		Foreign	Total

Change in pension obligations
Pension obligation at beginning of year	$21.7	$5.9	$27.6		$16.1	$6.4	$22.5
Current service cost	1.3	0.2	1.5		0.9	0.2	1.1
Interest cost	1.1	0.2	1.3		1.0	0.2	1.2
Pension benefits paid	(1.2)	(0.3)	(1.5)		(1.4)	(0.3)	(1.7)
Actuarial loss	0.9	0.1	1.0		5.1	–	5.1
Foreign exchange variation	–	0.5	0.5		–	(0.6)	(0.6)

Pension obligation at end of year	23.8	6.6	30.4		21.7	5.9	27.6

Financial position – plan deficit	(23.8)	(6.6)	(30.4)		(21.7)	(5.9)	(27.6)
Unrecognized net actuarial loss	5.8	1.6	7.4		5.2	1.5	6.7

Amount recognized in other
long-term liabilities at end of year	$(18.0)	$(5.0)	$(23.0)		$(16.5)	$(4.4)	$(20.9)

The net pension cost for funded pension plans for the years ended March 31 included the following components:

(amounts in millions)				2007		2006	2005

Current service cost				$6.8		$4.7	$3.6
Plan expenses				–		0.3	0.3
Interest cost on pension obligations				10.0		10.1	9.0
Actual return on plan assets				(19.2)		(13.3)	(12.6)
Net actuarial loss on benefit obligation				10.0		9.0	15.4
Past service cost arising from plan amendments in the period				–		–	0.9

Pension cost before adjustments to recognize the long-term nature of plans				7.6		10.8	16.6

Adjustments to recognize long-term nature of plans:
Difference between expected return and actual return on plan assets				8.1		4.2	4.8
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligations for the year				(7.4)		(6.7)	(14.0)
Difference between amortization of past service cost for the
year and actual plan amendments for the year				0.5		0.5	(0.4)

Total adjustment				1.2		(2.0)	(9.6)

Net pension cost				8.8		8.8	7.0
Curtailment				(0.9)		–	–
Curtailment/settlement of discontinued operations				–		–	1.3

Net pension cost including curtailment/settlement of discontinued operations				$7.9		$8.8	$8.3

The following components are combinations of the items presented above:

(amounts in millions)				2007		2006	2005

Expected return on plan assets				$(11.1)		$(9.1)	$(7.8)
Amortization of net actuarial loss				2.6		2.3	1.4
Amortization of past service costs				0.5		0.5	0.5

112 | CAE ANNUAL REPORT 2007

With respect to the supplemental arrangements, the net pension cost is as follows:

(amounts in millions)	2007	2006	2005

Current service cost	$1.5	$1.1	$0.8
Interest cost on pension obligations	1.3	1.2	1.0
Net actuarial loss on benefit obligations	1.0	5.1	1.0

Pension cost before adjustments to recognize the long-term nature of plans	3.8	7.4	2.8

Adjustments to recognize the long-term nature of plans:
Difference between actuarial loss recognized for the year and
actual actuarial loss on benefit obligations for the year	(0.6)	(5.0)	(1.0)

Net pension cost	3.2	2.4	1.8

Curtailment/settlement of discontinued operations	–	–	(0.4)

Net pension cost including curtailment/settlement of discontinued operations	$3.2	$2.4	$1.4

The following components are combinations of the items presented above:

(amounts in millions)	2007	2006	2005

Amortization of net actuarial loss	$0.4	$0.1	$–

With regard to the Beyss plan, the deficit as at March 31, 2007 is $3.2 million ($2.9 million as at March 31, 2006) and this amount is recognized entirely in other long-term liabilities (Note 13) which means that there is no unrecognized amount for this plan. The 2007 net pension cost for this plan is $0.1 million.

Additional information on Canadian-funded pension plan assets – weighted average asset allocations by asset category are as follows:

	Allocation of plan assets at
	measurement dates

	December 31,	December 31,
Asset Category	2006	2005

Equity securities	65%	63%
Fixed-income securities	35%	37%

Total	100%	100%

The target allocation percentage for equity securities is 63%, which includes a mix of Canadian, U.S. and international equities, and for the fixed-income securities is 37%, which must be rated BBB or higher. Individual asset classes are allowed to fluctuate slightly and are rebalanced regularly. CAE, through its fund managers, is responsible for investing the assets so as to achieve return in line with underlying market indexes. The investment policy has been modified at the end of December 2005 to allow active management of Canadian equities, which represents approximately 35% of the fund.

Netherlands Pension Plan assets are invested through an insurance company, and the asset allocation is approximately 74% in fixed income and 26% in equities.

The asset allocation for the United Kingdom Pension Plan asset is approximately 31% in fixed income and 69% in equities. Additional information on employer contributions:

		Funded Plan	Supplemental Arrangements

(amounts in millions)	Canadian	Foreign	Canadian	Foreign

Actual contribution – fiscal 2006	$10.6	$0.9	$1.4	$0.3
Actual contribution – fiscal 2007	9.7	0.9	1.2	0.3
Expected contribution – fiscal 2008 (unaudited)	9.1	0.9	1.2	0.4

CAE ANNUAL REPORT 2007 | 113

NOTE 23 – EMPLOYEE FUTURE BENEFITS (CONT’D)
Additional information about benefit payments expected to be paid in future years:

		Funded Plans		Supplemental Arrangements

(amounts in millions)	Canadian	Foreign		Canadian	Foreign

Years ending March 31,
2008	$10.2	$0.2		$1.2	$0.4
2009	10.9	0.4		1.2	0.4
2010	11.7	0.3		1.3	0.4
2011	12.7	0.5		1.4	0.3
2012	13.7	0.8		1.4	0.3
2013 – 2017	84.7	4.5		9.0	1.6

Significant assumptions (weighted average):

		2007			2006
	canadian	Foreign		Canadian	Foreign

Pension obligations as of March 31:
Discount rate	5.25%	4.70%		5.25%	4.15%
Compensation rate increases	3.50%	1.90%		3.50%	1.80%
Net pension cost:
Expected return on plan assets	7.00%	5.60%		6.50%	5.00%
Discount rate	5.25%	4.30	%(1)	6.00%	4.15%
Compensation rate increases	3.50%	1.80	%(1)	4.50%	1.80%

(1) Note that, due to the inclusion of the U.K. plan in 2007, these assumptions are different than those used to value the pension obligation as at March 31, 2006.

For the purpose of calculating the expected return on plan assets, historical and expected future returns were considered separately for each class of assets based on the asset allocation and the investment policy.

The Company measures its benefit obligations and fair value of plan assets for accounting purposes on December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was on December 31, 2004 for the Canadian employee funded plans. The next required valuation will be on December 31, 2007 for both funded plans.

An actuarial valuation of the funded United Kingdom plan is made every three years on March 31. The last actuarial valuation was filled on March 31, 2006.

The funded plan in the Netherlands and the three supplemental arrangements are valued annually on December 31.

NOTE 24 – INVESTMENT TAX CREDITS

The Company is subject to a review by the taxation authorities in various jurisdictions. The determination of tax liabilities and investment tax credits (ITCs) recoverable involve certain uncertainties in the interpretation of complex tax regulations. Therefore, the Company provides for potential tax liabilities and ITCs recoverable based on Management’s best estimates. Differences between the estimates and the ultimate amounts of taxes and ITCs are recorded in earnings at the time they can be determined. In the first quarter of fiscal 2005, an amount of $11.4 million, net of tax of $4.7 million, of ITCs was recognized in net earnings and $0.4 million was recorded against deferred development costs. These amounts related to the results of reviews by the taxation authorities for fiscal years 2000 to 2002 and to Management’s reassessment of its best estimate of potential tax liabilities for the subsequent fiscal years. On a per segment basis, gross ITCs were recognized as follows: Simulation Products/Civil at $9.8 million, Simulation Products/ Military at $4.4 million and discontinued operations at $1.9 million.

114 | CAE ANNUAL REPORT 2007

For fiscal 2005, the following table provides the earnings from continuing operations before interest and income taxes amounts by segment, including and excluding ITC provisions reversed based on recent tax reviews:

	Including	Excluding
	ITC Provisions	ITC Provisions
(amounts in millions)	Reversed (1)	Reversed (1)

Simulation Products/Civil	$7.8	$(2.0)
Simulation Products/Military	26.5	22.1

	$34.3	$20.1

(1) Restated (Note 1)

NOTE 25 – RESTRUCTURING COSTS

In fiscal 2004 and 2005, the Company proceeded with three measures intended to restore its profitability, cash flows and return on investment. The first two initiatives were announced at the end of the fourth quarter of fiscal 2004 and were carried out during the first and second quarters of fiscal 2005.

The first initiative resulted in a restructuring charge of $8.2 million that was recorded in the results of the fourth quarter of fiscal 2004. An amount of $0.7 million related to the sale of its Marine Controls segment has been allocated to discontinued operations. The charge included severance and other involuntary termination costs that related mainly to the workforce reduction of approximately 250 employees in the Montreal plant, following the loss of a major simulation equipment contract to a competitor. The complete amount was disbursed during the first and second quarters of fiscal 2005.

The second initiative was designed to integrate a number of functions at certain European training centres. A restructuring charge of $1.8 million, mainly for severance and other costs, was also recorded in the results of the fourth quarter of fiscal 2004. During fiscal 2005, an amount of $1.2 million was disbursed, leaving a provision of $0.6 million, mostly paid during the second quarter of fiscal 2006.

During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad Restructuring Plan (third initiative) aimed at the elimination of existing duplications between the civil and military segments and the achievement of a more competitive cost structure. The plan, which included a workforce reduction of approximately 450 employees and the closing of redundant facilities, had a significant effect on the Company’s operations in Montreal and around the world, including some European and U.S. training centres. A restructuring charge of $24.5 million, consisting mainly of severance and other related costs, was included in the net earnings (loss) of the fourth quarter of fiscal 2005. Since fiscal 2005, cumulative restructuring charges of $44.6 million, consisting mainly of employee termination costs and other related costs, and including additional expenditures of $1.2 million incurred this year, have been recorded in the Company’s results. The restructuring initiative is substantially completed.

The following table provides the restructuring charge for each reportable segment:

(amounts in millions)	2007	2006	2005

Simulation Products/Civil	$–	$2.8	$7.6
Simulation Products/Military	–	4.3	10.8
Training & Services/Civil	1.2	11.6	4.9
Training & Services/Military	–	0.2	1.2

	$1.2	$18.9	$24.5

CAE ANNUAL REPORT 2007 | 115

NOTE 25 – RESTRUCTURING COSTS (CONT’D)
The continuity of the restructuring provision is as follows:

	Employee
	termination	Other
(amounts in millions)	costs	costs	Total

Costs charged to expenses	$8.7	$0.6	$9.3
Payments made	(8.2)	(0.5)	(8.7)

Balance of provision as at March 31, 2004	0.5	0.1	0.6
Costs charged to expenses	20.8	3.7	24.5
Payments made	(12.1)	(1.8)	(13.9)

Balance of provision as at March 31, 2005	9.2	2.0	11.2
Costs charged to expenses	12.6	6.3	18.9
Payments made	(9.3)	(7.6)	(16.9)
Foreign exchange	(0.5)	(0.1)	(0.6)

Balance of provision as at March 31, 2006	12.0	0.6	12.6
Reversal of provision	(1.9)	–	(1.9)
Costs charged to expenses	–	3.1	3.1
Payments made	(7.6)	(3.2)	(10.8)
Foreign exchange	0.4	–	0.4

Balance of provision as at March 31, 2007	$2.9	$0.5	$3.4

NOTE 26 – VARIABLE INTEREST ENTITIES

The following table summarizes, by segment, the total assets and total liabilities of the significant variable interest entities (VIEs) in which the Company has a variable interest as at March 31:

(amounts in millions)		2007		2006

	assets	liabilities	Assets	Liabilities

Training and Services/Civil:
Sale and leaseback structures
Air Canada Training Centre – Fiscal 2000	$14.0	$14.0	$14.7	$14.7
Emirates-CAE Flight Training Centre – Fiscal 2002 (1)	12.5	12.5	13.1	13.1
Toronto Training Centre – Fiscal 2002	11.9	11.9	12.4	12.4
Denver/Dallas – Fiscal 2003	54.1	54.1	56.4	56.4
SimuFlite – Fiscal 2004	76.8	76.8	80.0	80.0
North East Training Centre – Fiscal 2006	–	–	28.4	28.4

Assets and liabilities of non-consolidated VIEs subject to disclosure	$169.3	$169.3	$205.0	$205.0

Training and Services/Military:
Sale and leaseback structures
Aircrew Training Centre – Fiscal 1998	$63.7	$50.0	$56.3	$45.9

Consolidated assets and liabilities before allowing for its
classification as a VIE and the Company being the primary beneficiary	$63.7	$50.0	$56.3	$45.9

Simulation Products/Military:
Partnership arrangements
Eurofighter Simulation Systems – Fiscal 1999	$125.8	$121.7	$221.5	$218.2

Assets and liabilities of non-consolidated VIEs subject to disclosure	$125.8	$121.7	$221.5	$218.2

(1)	The sale and leaseback structure was entered into when the asset was located in the Company’s Toronto Training Center. The asset has since been relocated. On October 4, 2006, the asset was contributed to the Emirates-CAE Flight Training Centre.

116 | CAE ANNUAL REPORT 2007

The detailed impact per balance sheet item is as follows as of January 1, 2005:

Consolidated in
(amounts in millions)	fiscal 2005

Assets
Property, plant and equipment	$46.9

$46.9
Liabilities
Accounts payable and accrued liabilities	$0.6
Long-term debt (including current portion)	41.3
Future income tax liabilities	1.8

$43.7
Shareholders’ Equity
Retained earnings	$3.3
Currency translation adjustment	(0.1)

$46.9

The liabilities recognized as a result of consolidating this VIE do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Additionally, the consolidation of this VIE did not result in any change in the underlying tax, legal or credit exposure of the Company.

SALE AND LEASEBACK STRUCTURES

A key element of CAE’s finance strategy to support the investment in its civil and military training and services business is the sale and leaseback of certain FFSs installed in the Company’s global network of training centres. This provides CAE with a cost-effective long-term source of fixed-cost financing. A sale and leaseback structure arrangement can be executed only after the FFS has achieved certification by regulatory authorities (i.e. the simulator is installed and is available to customers for training). The sale and leaseback structures are typically structured as leveraged leases with an owner-participant.

The Company has entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to simulators used in the Company’s training centres for the military and civil aviation segments. These leases expire at various dates up to 2023, with the exception of one in 2037. Typically, the Company has the option to purchase the equipment at a specific time during the lease terms at a specific purchase price. Some leases include renewal options at the end of the term. In some cases, the Company has provided guarantees for the residual value of the equipment at the expiry date of the leases or at the date the Company exercises its purchase option. Secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives finance these SPEs. The equipment serves as collateral for the long-term debt of the SPEs.

The Company’s variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except for one case where it is in the form of equity and subordinated loan. In another case, the Company also provides administrative services to the SPE in return for a market fee. As at March 31, 2006, the Company also had a variable interest in another specific SPE through the form of a cost sharing construction agreement. During fiscal 2007, the cost sharing construction agreement has ended and, as a result as at March 31, 2007, the Company no longer has a variable interest in this SPE.

The Company concluded that some of these SPE are VIEs for which CAE is the primary beneficiary of only one as at March 31, 2007 and March 31, 2006. The assets and liabilities of this VIE are fully consolidated into the Company’s consolidated financial statements as at March 31, 2007 and March 31, 2006 before allowing for its classification as a VIE and the Company being the primary beneficiary. For all of the other SPEs that are VIEs, the Company is not the primary beneficiary and consolidation is not appropriate under AcG-15. As at March 31, 2007, the Company’s maximum potential exposure to losses relating to these non-consolidated SPEs was $47.1 million ($47.7 million in 2006).

PARTNERSHIP ARRANGEMENTS

The Company entered into partnership arrangements to provide manufactured military simulation products as well as training and services for both the military and civil segments.

CAE ANNUAL REPORT 2007 | 117

NOTE 26 – VARIABLE INTEREST ENTITIES (CONT’D)

The Company’s involvement with entities, in connection with these partnership arrangements, is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training service contracts. The Company concluded that certain of these entities are VIEs, but the Company is not the primary beneficiary. Accordingly, these entities have not been consolidated. The Company continues to account for these investments under the equity method, recording its share of the net earnings or loss based on the terms of the partnership arrangements. As at March 31, 2007 and 2006, the Company’s maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from its contractual obligations, was not material.

NOTE 27 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company elected to organize its businesses based principally on products and services. Effective April 1, 2005, the Company changed its internal organizational structure such that operations are managed through four segments:

(i)	Simulation Products/Civil: Designs, manufactures and supplies civil flight simulators, training devices and visual systems.

(ii)	Simulation Products/Military: Designs, manufactures and supplies advanced military training products for air, land and sea applications.

(iii)	Training & Services/Civil: Provides business and commercial aviation training and related services.

(iv)	Training & Services/Military: Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

Due to this change, the corresponding items of segment information for earlier periods have been reclassified to conform to the new internal organization. The accounting policies of each segment are the same as those described in Note 1.

Prior to fiscal 2006, the Company’s operations were broken down into the following operating segments: Military Simulation & Training (Military), Civil Simulation & Training (Civil) and Marine Controls (Marine) until the latter’s disposal in the fourth quarter of fiscal 2005.

RESULTS BY SEGMENT

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment, which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

118 | CAE ANNUAL REPORT 2007

	Simulation Products			Training & Services				Total
(amounts in millions)	2007	2006	2005	2007	2006	2005	2007	2006	2005

		Restated	Restated		Restated	Restated		Restated	Restated
		(Note 1)	(Note 1)		(Note 1)	(Note 1)		(Note 1)	(Note 1)
Civil
External revenue	$348.1	$257.0	$213.4	$336.9	$322.3	$306.8	$685.0	$579.3	$520.2
Segment Operating Income	60.4	29.9	7.8	64.3	57.1	39.8	124.7	87.0	47.6
Depreciation and amortization
• Property, plant and equipment	5.2	5.5	7.5	39.5	36.6	34.9	44.7	42.1	42.4
• Intangible and other assets	4.2	5.8	4.6	6.0	6.7	10.4	10.2	12.5	15.0
Capital expenditures	14.4	5.7	10.9	108.1	87.5	100.6	122.5	93.2	111.5

Military
External revenue	$357.5	$327.4	$278.9	$208.2	$200.5	$187.1	$565.7	$527.9	$466.0
Segment Operating Income	39.1	27.0	26.5	33.7	18.7	20.8	72.8	45.7	47.3
Depreciation and amortization
• Property, plant and equipment	6.0	6.1	8.7	4.3	4.3	4.0	10.3	10.4	12.7
• Intangible and other assets	3.0	7.7	0.7	2.6	2.7	4.0	5.6	10.4	4.7
Capital expenditures	5.5	6.0	4.4	30.1	30.9	2.1	35.6	36.9	6.5

Total
External revenue	$705.6	$584.4	$492.3	$545.1	$522.8	$493.9	$1,250.7	$1,107.2	$986.2
Segment Operating Income	99.5	56.9	34.3	98.0	75.8	60.6	197.5	132.7	94.9
Depreciation and amortization
• Property, plant and equipment	11.2	11.6	16.2	43.8	40.9	38.9	55.0	52.5	55.1
• Intangible and other assets	7.2	13.5	5.3	8.6	9.4	14.4	15.8	22.9	19.7
Capital expenditures	19.9	11.7	15.3	138.2	118.4	102.7	158.1	130.1	118.0

EARNINGS (LOSS) BEFORE INTEREST AND INCOME TAXES

The following table provides a reconciliation between total Segment Operating Income and earnings (loss) before interest and income taxes:

(amounts in million)	2007	2006	2005

		Restated	Restated
		(Note 1)	(Note 1)
Total Segment Operating Income	$197.5	$132.7	$94.9
Foreign exchange gain on the reduction of the investment in
certain self-sustaining subsidiaries(a)	–	5.3	–
Impairment of goodwill, tangible and intangible assets (Note 5)	–	–	(443.3)
Restructuring charge (Note 25)	(1.2)	(18.9)	(24.5)
Other costs associated with the Restructuring Plan (b)	(6.9)	(15.1)	–

Earnings (loss) before interest and income taxes	$189.4	$104.0	$(372.9)

(a)	The Company reduced the capitalization of its certain self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the cumulative translation adjustment account was transferred to the Consolidated Statements of Earnings.

(b)	Since the beginning of fiscal year 2006, the Company has also incurred incremental costs related to its Restructuring Plan which are included in earnings (loss) according to GAAP. These costs are not included in the Segment Operating Income. A significant portion relates to the re-engineering of the Company’s business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized).

The Company also incurred costs related to the review of its strategy and other costs associated with its restructuring activities.

CAE ANNUAL REPORT 2007 | 119

NOTE 27 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

ASSETS EMPLOYED BY SEGMENT

CAE uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income tax accounts, assets held for sale and assets of certain non-operating subsidiaries.

	As at March 31	As at March 31
(amounts in millions)	2007	2006

Simulation Products/Civil	$188.0	$163.5
Simulation Products/Military	251.2	225.2
Training & Services/Civil	973.8	833.8
Training & Services/Military	208.7	166.7

Total assets employed	1,621.7	1,389.2

Assets not included in assets employed	334.5	326.9

Total assets	$1,956.2	$1,716.1

GEOGRAPHIC INFORMATION

The Company markets its products and services in over 19 countries. Sales are attributed to countries based on the location of customers.

(amounts in millions)	2007	2006	2005

Revenue from external customers
Canada	$137.5	$100.1	$81.4
United States	398.6	393.5	413.5
United Kingdom	98.1	80.2	85.3
Germany	153.3	153.3	110.2
Netherlands	92.4	104.6	56.8
Other European countries	127.1	41.3	81.1
China	56.3	56.4	37.9
United Arab Emirates	52.5	61.7	–
Other Asian countries	70.8	54.9	31.6
Other countries	64.1	61.2	88.4

	$1,250.7	$1,107.2	$986.2

		As at March 31	As at March 31
(amounts in millions)		2007	2006

Property, plant and equipment, goodwill and intangible assets
Canada		$145.5	$169.0
United States		290.1	296.8
South America		55.5	40.9
United Kingdom		142.8	100.3
Spain		89.9	84.9
Germany		53.3	30.1
Netherlands		140.8	133.6
Other European countries		62.7	65.5
United Arab Emirates		72.8	0.4
Asia		44.1	25.2
Other countries		22.0	7.9

		$1,119.5	$954.6

120 | CAE ANNUAL REPORT 2007

NOTE 28 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles that the Company would have followed if its consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

As required by the United States Securities and Exchange Commission (SEC), the effect of these principal differences on the Company’s consolidated financial statements is described and quantified as follows:

RECONCILIATION OF NET EARNINGS (LOSS) IN CANADIAN GAAP TO U.S. GAAP
Years ended March 31

(amounts in millions, except per share amounts)	Notes	2007	2006	2005

			Restated	Restated
			(Note 1)	(Note 1)
Net earnings (loss) in accordance with Canadian GAAP		$127.4	$63.6	$(199.6)
Results of discontinued operations in accordance with Canadian GAAP		(1.7)	(6.0)	104.8

Earnings (loss) from continuing operations
in accordance with Canadian GAAP		129.1	69.6	(304.4)
Deferred development costs excluding amortization noted below	A	(3.4)	(5.4)	3.4
Amortization of deferred development costs	A	4.8	13.1	3.9
Deferred pre-operating costs excluding amortization noted below	B	(6.9)	2.0	5.6
Amortization of pre-operating costs	B	3.0	4.0	6.1
Financial instruments	C, M	7.0	7.9	(4.8)
Variable interest entities	G	–	–	1.1
Reduction of the net investment in self–sustaining operations	H	–	(5.3)	–
Goodwill impairment	E	–	–	(11.6)
Stock-based compensation	L	5.2	2.2	(0.1)
Future income tax relating to the above adjustments		(2.9)	(7.6)	2.4

Earnings (loss) from continuing operations
before cumulative effect of accounting change – U.S. GAAP		$135.9	$80.5	$(298.4)
Results of discontinued operations in accordance
with U.S. GAAP	A, B, C, H	(1.7)	(6.0)	98.9

Net earnings (loss) before cumulative effect
of accounting change – U.S. GAAP		$134.2	$74.5	$(199.5)
Cumulative effect of accounting change on prior years	D, G	–	–	(0.6)

Net earnings (loss) in accordance with U.S. GAAP		$134.2	$74.5	$(200.1)

Basic and diluted earnings (loss) per share from continuing operations
in accordance with U.S. GAAP		$0.54	$0.32	$(1.21)

Basic and diluted results per share from discontinued operations
in accordance with U.S. GAAP		$(0.01)	$(0.02)	$0.40

Basic and diluted net earnings (loss) per share before cumulative
effect of accounting change in accordance with U.S. GAAP		$0.53	$0.30	$(0.81)

Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP		$0.53	$0.30	$(0.81)

Dividends per common share		$0.04	$0.04	$0.10

Weighted average number of common shares outstanding (basic)		251.1	249.8	247.1

Weighted average number of common shares outstanding (diluted)		253.0	252.1	247.9

CAE ANNUAL REPORT 2007 | 121

NOTE 28 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

COMPREHENSIVE INCOME

Years ended March 31

(amounts in millions)	Notes	2007	2006	2005

Net earnings (loss) in accordance with U.S. GAAP		$134.2	$74.5	$(200.1)
Change in accumulated minimum pension liability,
net of taxes expense of $5.3; 2006 – net of tax recovery of $0.1;
2005 – net of tax recovery of $1.7	J	11.7	(0.1)	(4.2)
Change in foreign currency translation adjustments	G, H, I	27.5	(43.6)	(41.3)

Comprehensive income		$173.4	$30.8	$(245.6)

ACCUMULATED OTHER COMPREHENSIVE LOSS IN ACCORDANCE WITH U.S. GAAP
Years ended March 31

(amounts in millions)	Notes	2007	2006	2005

Accumulated other comprehensive loss at beginning of year		$(122.0)	$(78.3)	$(32.8)
Foreign currency translation adjustment	H	27.5	(43.6)	(41.3)
Change in minimum pension liability	J	11.7	(0.1)	(4.2)
Unrecognized actuarial gains and losses and
past service costs on defined benefit pension plan,
net of tax recovery $14.9	J	(33.0)	–	–

Accumulated other comprehensive loss at end of year		$(115.8)	$(122.0)	$(78.3)

RECONCILIATION OF SHAREHOLDERS’ EQUITY IN CANADIAN GAAP TO U.S . GAAP
As at March 31

(amounts in millions)		Notes	2007	2006

				Restated
				(Note 1)
Shareholders’ equity in accordance with Canadian GAAP			$829.9	$672.2
Deferred development costs, net of tax recovery of $12.7 (2006 – $13.3)		A	(12.0)	(12.8)
Deferred pre-operating costs, net of tax recovery of $4.5 (2006 – $2.9)		B	(8.6)	(6.3)
Financial instruments, net of tax recovery of $5.5 (2006 – $7.7)		C, M	(12.9)	(17.7)
Defined benefit and other post-retirement benefit, net of tax recovery of $18.0
(2006 – $8.4)		J	(40.0)	(18.7)
Stock-based compensation, net of tax expense of $3.3 (2006 – $1.6)		L	7.0	3.1

Shareholders’ equity in accordance with U.S. GAAP			$763.4	$619.8

122 | CAE ANNUAL REPORT 2007

CONSOLIDATED BALANCE SHEETS IN ACCORDANCE WITH U.S . GAAP
As at March 31

(amounts in millions)	Notes		2007		2006

		Canadian	U.S.	Canadian	U.S.
		GAAP	GAAP	GAAP	GAAP
				Restated
				(Note 1)
Assets
Current assets
Cash and cash equivalents		$150.2	$150.2	$81.1	$81.1
Accounts receivable	C	219.8	221.2	172.6	172.6
Derivative instruments	C	–	8.7	–	4.5
Inventories	C	203.8	206.0	180.9	180.9
Prepaid expenses	C	23.5	23.6	25.2	25.2
Income taxes recoverable		24.7	24.7	75.7	75.7
Future income taxes	C	3.7	8.4	5.7	9.1

		$625.7	$642.8	$541.2	$549.1

Property, plant and equipment, net	M	$986.6	$984.3	$832.1	$832.1
Future income taxes	A, B, C, E, G, J, L	81.5	125.0	78.2	109.5
Derivative instruments	C	–	8.6	–	3.2
Intangible assets	J	36.0	36.0	30.5	36.1
Goodwill		96.9	96.9	92.0	92.0
Other assets	A, B, J	129.5	68.2	136.2	100.9
Long-term assets held for sale		–	–	5.9	5.9

		$1,956.2	$1,961.8	$1,716.1	$1,728.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	C	$403.9	$404.4	$373.7	$373.7
Deposits on contracts	C	184.8	187.9	146.4	146.4
Derivative instruments	C	–	14.8	–	11.2
Current portion of long-term
debt due within one year		27.2	27.2	10.4	10.4
Future income taxes	C	4.9	8.3	14.5	15.9

		$620.8	$642.6	$545.0	$557.6

Long-term debt	O	$256.0	$254.5	$260.9	$260.9
Deferred gains and other long-term liabilities C, J, L, M		232.7	251.8	211.2	239.2
Derivative instruments	C	–	25.3	–	21.9
Future income taxes	C, L	16.8	24.2	26.8	29.4

		$1,126.3	$1,198.4	$1,043.9	$1,109.0

SHAREHOLDERS’ EQUITY
Capital stock	F, K	$401.7	$645.9	$389.0	$633.2
Contributed surplus	L	5.7	6.3	5.6	5.8
Retained earnings	A, B, C, D, E, F,
	G, H, K, L	510.2	227.0	392.8	102.8
Currency translation adjustment	H, I	(87.7)	–	(115.2)	–
Accumulated other comprehensive loss	H, J	–	(115.8)	–	(122.0)

		$829.9	$763.4	$672.2	$619.8

		$1,956.2	$1,961.8	$1,716.1	$1,728.8

CAE ANNUAL REPORT 2007 | 123

NOTE 28 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

CONSOLIDATED STATEMENT OF CASH FLOWS

Under U.S. GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented. The reconciliation of cash flows under Canadian GAAP to conform to U.S. GAAP is as follows:

Years ended March 31

(amounts in millions)	Notes	2007	2006	2005

			Restated	Restated
			(Note 1)	(Note 1)
Net cash provided by operating activities
in accordance with Canadian GAAP		$239.3	$228.0	$201.0
Deferred development costs	A	(3.0)	(1.8)	(9.9)
Deferred pre-operating costs	B	(5.9)	(0.7)	(1.7)
Variable interest entities	G	–	–	5.6
Deferred pre-operating costs related to discontinued operations	B	–	–	(0.4)

Net cash provided by operating activities in accordance with U.S. GAAP		$230.4	$225.5	$194.6

Net cash (used in) provided by investing activities
in accordance with Canadian GAAP		$(178.1)	$(147.1)	$138.2
Deferred development costs	A	3.0	1.8	9.9
Deferred pre-operating costs	B	5.9	0.7	1.7
Deferred pre-operating costs related to discontinued operations	B	–	–	0.4

Net cash (used in) provided by investing activities
in accordance with U.S. GAAP		$(169.2)	$(144.6)	$150.2

Net cash provided by (used in) financing activities
in accordance with Canadian GAAP		$3.5	$(53.2)	$(337.3)
Variable interest entities	G	–	–	(5.6)

Net cash provided by (used in) financing activities
in accordance with U.S. GAAP		$3.5	$(53.2)	$(342.9)

RECONCILIATION ITEMS

a)	Deferred development costs
Under U.S. GAAP, development costs are expensed as incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. The difference between U.S. GAAP and
Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized (refer to Note 11).
B)	Deferred pre-operating costs
Under U.S. GAAP, pre-operating costs are expensed as incurred. Under Canadian GAAP, the amounts are deferred and amortized over five years based on the expected period and pattern of benefit of the deferred expenditures. The difference between
U.S. GAAP and Canadian GAAP represents the gross pre-operating costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized (refer to Note 11).
c)	financial instruments
Derivative financial instruments
Under Canadian GAAP, the Company recognizes the gains and losses on forward contracts entered into for hedging purposes in income concurrently with the recognition of the transactions being hedged. The interest payments relating to swap contracts are recorded in net earnings (loss) over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Under U.S. GAAP, all derivatives, including embedded derivatives in host contracts, are recorded on the consolidated balance sheet at fair value. Realized and unrealized gains and losses resulting from the valuation of derivatives at market value are recognized in net (loss) earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company does not apply the optional hedge accounting provisions of
Statement of Financial Accounting Standards (SFAS) 133, 138 and 149.

124 | CAE ANNUAL REPORT 2007

Interest rate swap
Under Canadian GAAP, the deferred gain on interest rate swaps are amortized against the interest expense of the relevant long-term debt over the remaining terms of the swaps. Under U.S. GAAP, the interest rate swaps do not qualify for hedge accounting and are recorded on the consolidated balance sheet at fair value. As a result, the amortization of the deferred gain on interest rate swaps under Canadian GAAP is reversed for the purposes of U.S. GAAP.

D) Adjustments for changes in accounting policies

Under U.S. GAAP, the cumulative effect of certain accounting changes had to be included in earnings (loss) in the year of the change. Under Canadian GAAP, the impact is reflected through retained earnings.

E) Goodwill impairment

Under Canadian GAAP, upon the purchase of Schreiner, a foreign exchange gain was recorded in fiscal 2002 as a reduction of goodwill on the forward contract hedge of the foreign currency denominated purchase price. Under U.S. GAAP, this gain was recorded in earnings. In fiscal 2005, Management performed a comprehensive review of current performance and strategic orientation of its business units, which led to the review of the carrying amount of certain assets such as the goodwill of Schreiner. Accordingly, an additional impairment charge of $7.9 million (net of tax of $3.7 million) was recorded in earnings as per U.S. GAAP.

F) Reduction in stated capital

On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under U.S. GAAP, the reduction of stated capital would not be permitted.

G) Variable interest entities

The Company enters into sale and leaseback arrangements with special purposes entities (SPEs) relating to simulation equipment used in the Company’s training centre. Prior to the adoption of Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 Consolidation of Variable Interest Entities, the Company consolidated SPEs when their legal stated capital represented less than 3% of their assets. Under those rules, three SPEs were consolidated.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin (ARB) No. 51, Consolidated Financial Statements, to those entities defined as Variable Interest Entities, when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. This interpretation requires that existing unconsolidated variable interest entities be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. An entity that holds a significant variable interest but is not the primary beneficiary is subject to specific disclosure requirements.

In December 2003, the FASB revised FIN 46 (FIN 46R) to make certain technical corrections and address certain implementation issues that had arisen. FIN 46R provided a new framework for identifying Variable Interest Entities (VIEs) and for determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. The Company was required to replace FIN 46 provisions with FIN 46R provisions to all newly created post-January 31, 2003 entities as at the end of the first period ending after March 15, 2005. Beginning April 1, 2004, as a foreign private issuer, the company applied the provisions of FIN 46R to entities created before February 1, 2003. The Company adopted FIN 46R on April 1, 2004.

The Company, upon adoption of FIN 46R, concluded that two out of the three SPEs that were consolidated under the old rules were no longer required to be consolidated. The impact on the Company’s net earnings (loss) of the deconsolidation was $0.6 million.

A similar accounting standard under Canadian GAAP, AcG 15, Consolidation of Variable Interest Entities, has been adopted by the Company on January 1, 2005. Due to a different application date between Canadian and U.S. GAAP, the Company had to record, in fiscal 2005, a decrease of $0.6 million (net of taxes of $0.5 million) in its net earnings (loss) as per U.S. GAAP.

In fiscal 2006, the Company decided to repurchase the asset (simulator) previously included in the consolidated VIE thereby eliminating the requirement to consolidate the VIE in the Company’s consolidated financial statement, under the variable interest entity notion.

H) Foreign currency translation adjustment

Under U.S. GAAP, foreign currency translation adjustment is included as a component of comprehensive income. Under Canadian GAAP, the concept of comprehensive income will be applicable, for the Company, starting on April 1, 2007 and until the application of the new standards, the currency translation adjustment is included as a component of shareholders’ equity.

In fiscal 2006, the Company transferred to consolidated earnings (loss) an amount of $5.3 million (2005 – $6.6 million, included in results of discontinued operations) as a result of reductions in net investments in self-sustaining foreign operations. Under U.S. GAAP the reduction in currency translation adjustment account is not permitted.

I) Comprehensive income

U.S. GAAP requires disclosure of comprehensive income, which includes net income and other comprehensive income. Other comprehensive income includes currency translation adjustments, change in minimum pension liability and defined benefit and other post-retirement adjustment. Under Canadian GAAP, the requirement to report comprehensive income will be applicable for the Company on April 1, 2007.

CAE ANNUAL REPORT 2007 | 125

NOTE 28 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

J)	Defined benefit and other post-retirement benefit

Until the application of FAS 158, Accounting for Defined Benefit Plans and Other Post-Retirement Benefits – an amendment of FAS Statements No. 87, 88 ,106 and 132(R), the provisions under U.S. GAAP of FAS 87, Employers’ Accounting for Pensions, required that if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the consolidated balance sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. The concept of additional minimum liability does not currently exist under Canadian GAAP.

During fiscal 2007, the Company prospectively adopted FAS 158. Under this statement, the over-funded or under-funded status of a defined benefit pension and other post-retirement benefit plans must be recognized as an asset or liability on the consolidated balance sheet. Any unrecognized actuarial gains or losses, prior service cost or credits and unrecognized net transitional assets or obligations must be recognized as a component of accumulated other comprehensive income. This concept does not currently exist under Canadian GAAP.

K)	Share issue costs

Under Canadian GAAP, costs related to share issuance can be presented in retained earnings, net of taxes. In fiscal 2004, the Company included share issued costs of $5.1 million into its retained earnings. Under U.S. GAAP, these costs were recorded as a reduction of capital stock.

L)	Stock-based compensation

Under Canadian GAAP, the Company has adopted EIC-162 in the third quarter of fiscal 2007, with restatement of prior periods. Under U.S. GAAP, the Company adopted SFAS No. 123R (revised 2004), Share-Based Payment, on April 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except FAS 123R is to be applied prospectively from April 1, 2006 to new option awards that have retirement eligibility provisions. Consequently, this creates a discrepancy in the compensation expense reported in each year.

M)	Interest on Receivables and Payables

Under U.S. GAAP, when evaluating the fair value of a non-interest bearing note payable, a current market interest rate for transactions with similar terms should be used for the discounting.

N)	Accounting for joint ventures

U.S. GAAP requires the Company’s investments in joint ventures to be accounted for using the equity method. However, under an accommodation of the SEC, accounting for joint ventures need not to be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

O)	Transaction costs

Under Canadian GAAP, transaction costs on long-term debt are presented in Other assets as a deferred charge. U.S. GAAP requires that transaction costs be reported as a direct reduction of long-term debt.

ACCOUNTING CHANGES

Accounting for stock-based compensation

Prior to April 1, 2003, CAE had elected to measure stock-based compensation using the intrinsic value base method of accounting. In that instance, however, under SFAS 123, the Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share using the fair value method of accounting for stock-based compensation granted prior to April 1, 2003.

Pro forma net earnings (loss) and pro forma basic and diluted net earnings (loss) per share are presented as follows:

(amounts in millions, except per share amounts)	2007	2006	2005

Net earnings (loss), as reported per U.S. GAAP	$134.2	$74.5	$(200.1)
Additional compensation expense recorded	3.0	2.5	2.0

Net earnings (loss) before the effect of stock-based compensation	137.2	77.0	(198.1)
Pro forma impact	(3.0)	(4.2)	(6.4)

Pro forma net earnings (loss)	134.2	72.8	(204.5)

Pro forma basic and diluted net earnings (loss) per share	0.53	0.29	(0.83)

Under Canadian GAAP, as described in Note 1, the Company has adopted EIC-162 in the third quarter of fiscal 2007, with restatement of prior periods. EIC-162 requires that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date.

126 | CAE ANNUAL REPORT 2007

Under U.S. GAAP, the Company adopted SFAS No. 123R (revised 2004), Share-Based Payment, on April 1, 2006, which has the same requirements as EIC-162 under Canadian GAAP except FAS 123R is to be applied prospectively from April 1, 2006 to new option awards that have retirement eligibility provisions. The nominal vesting period approach is continued for any option awards granted prior to adopting FAS 123R and for the remaining portion of unvested outstanding options.

Inventory Costs

In November 2004, FASB issued SFAS No. 151, Inventory Costs, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges, and to require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance was effective for inventory costs incurred during fiscal 2007 and there were no adjustments in the company’s consolidated financial statements.

Quantifying Misstatements in the Financial Statements

In September 2006, the SEC Staff issued Staff Accounting Bulletin (SAB) 108, Quantifying Misstatements in the Financial Statements. SAB 108 requires that misstatements identified in the current year financial statements which result from misstatements of prior year financial statements be quantified and evaluated using a dual approach that includes both an income statement and balance sheet assessment of any misstatement. The guidance was effective for fiscal years ending after November 15, 2006 and there were no adjustments in the company’s consolidated financial statements.

Defined benefit pension and other postretirement plans

In September 2006, the FASB issued FAS 158. FAS 158 requires an entity to: (i) recognize the over-funded or under-funded status of a benefit plan as an asset or liability in the balance sheet; (ii) recognize the existing unrecognized net gains and losses, unrecognized prior-service costs and credits, and unrecognized net transition assets or obligations in other comprehensive income; and (iii) measure defined benefit plan assets and obligations as of the year-end balance sheet date. This statement is effective prospectively at the end of fiscal year 2007 in respect to the recognition requirements described in (i) and (ii) above. In regards to the measurement date changes mentioned in (iii) above, the effective date is the end of fiscal year 2009. The effect of implementing FAS 158 is outlined in the table as follows:

As at March 31, 2007

(amounts in millions)

	Amounts prior	Effect
	to adopting	of adopting
	FAS 158	FAS 158	As reported
Assets
Intangible assets	$0.4	$(0.4)	$–
Other assets	24.1	(22.0)	2.1
Future income taxes	3.1	14.9	18.0
Liabilities
Accounts payable and accrued liabilities	–	(1.7)	(1.7)
Deferred gains and other long-term liabilities	(37.4)	(23.8)	(61.2)
Shareholders’ Equity
Accumulated other comprehensive loss	7.0	33.0	40.0

RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). This interpretation prescribes a more likely than not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of a tax position, classification of a liability for unrecognized tax benefits, accounting for interest and penalties, and expanded income tax disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

CAE ANNUAL REPORT 2007 | 127

NOTE 28 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT’D)

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including , an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective on April 1, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets. The new standard, which is an amendment to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125, requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable and permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. If an entity uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities, it can simplify its accounting since SFAS No. 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

ADDITIONAL U.S. GAAP DISCLOSURES

i) Statements of earnings

Years ended March 31

(amounts in millions)		2007		2006		2005

	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Revenues from sales of simulators (1)	$705.6	$699.0	$584.4	$584.4	$492.3	$489.4
Revenues from sales of
training and services (1)	$545.1	$545.4	$522.8	$522.8	$493.9	$493.9
Cost of sales from simulators	$427.5	$427.5	$386.8	$386.8	$332.1	$332.1
Cost of sales from training and services	$308.8	$312.7	$314.2	$308.2	$284.3	$268.8
Research and development expenses (2)	$80.3	$78.9	$62.6	$54.9	$55.7	$63.0
Rental expenses	$72.6	$72.6	$80.5	$80.5	$94.0	$94.0
Selling, general and
administrative expenses	$166.9	$161.7	$133.5	$131.3	$122.7	$122.8
Foreign exchange gain	$(2.9)	$(15.4)	$(8.4)	$(10.7)	$(5.2)	$(2.5)
Impairment charges	$–	$ –	$–	$ –	$443.3	$440.4
Interest expense	$10.6	$9.8	$16.2	$15.9	$32.1	$33.9

(1)	Taxes assessed by government authorities that are directly imposed on revenue-producing transactions between the Company and customers are excluded from revenues.

(2)	Research and development expense is before governments’ contribution.

ii) Balance sheet

Accounts payable and accrued liabilities on a U.S. GAAP basis are presented as follows:

As at March 31

(amounts in millions)	2007	2006

Accounts payable trade	$166.8	$133.6
Contract liabilities	71.1	88.7
Income tax payable	8.6	2.5
Other accrued liabilities	157.9	148.9

Accounts payable and accrued liabilities	$404.4	$373.7

Accounts receivable from governments amounted to $62.7 million as of March 31, 2007 (2006 – $51.2 million).

128 | CAE ANNUAL REPORT 2007

iii) Income taxes

The components of earnings (loss) before income taxes and income taxes on a Canadian GAAP basis are as follows:

Years ended March 31

(amounts in millions)	2007	2006	2005

Earnings (loss) before income taxes
Canada	$38.8	$(19.0)	$(86.9)
Other countries	140.0	106.8	(318.1)

	$178.8	$87.8	$(405.0)

Current income taxes
Canada	$53.8	$4.2	$(1.8)
Other countries	10.1	8.9	15.3

	$63.9	$13.1	$13.5

Future income taxes
Canada	$(41.2)	$(7.0)	$(26.0)
Other countries	27.0	12.1	(88.1)

	$(14.2)	$5.1	$(114.1)

Total income tax expense (recovery)	$49.7	$18.2	$(100.6)

iv) Product warranty costs

The Company has warranty obligations in connection to the sale of its civil and military simulators. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company’s accrued warranty liability on a Canadian and U.S. GAAP basis, is as follows:

As at March 31

(amounts in millions)	2007	2006

Accrued warranty liability at beginning of year	$8.7	$5.3
Warranty settlements during the year	(5.2)	(4.1)
Warranty provisions	6.8	6.9
Adjustments for changes in estimates	0.4	0.6

Accrued warranty liability at the end of year	$10.7	$8.7

v) Impairment of goodwill, tangible and intangible assets

During fiscal 2005, the Company recorded an impairment charge of $443.3 million as per Canadian GAAP. For U.S. GAAP purposes, the impairment was different as the Company expenses development and pre-operating costs when incurred and because the carrying amount of goodwill is different for Canadian and U.S. GAAP (refer to E).

Accordingly, the Company recorded a $440.4 million impairment charge for U.S. GAAP purposes, virtually all related to its Civil business, detailed as follows:

(amounts in millions)	2005

Goodwill	$216.8
Customer relations	86.7
Trade names	20.4
Property, plant and equipment (simulators)	78.4
Inventories	33.3
Other assets	4.8

$440.4

CAE ANNUAL REPORT 2007 | 129

NOTE 29 – COMPARATIVE FINANCIAL STATEMENTS

The comparative Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation adopted in the current year.

NOTE 30 – SUBSEQUENT EVENTS

ENGENUITY

In April 2007, the Company acquired 14,948,215 common shares of Engenuity Technologies Inc. (Engenuity) representing approximately 85.7% of the total outstanding number thereof. On May 25 2007, the holders of common shares of Engenuity adopted a special resolution approving the amalgamation of Engenuity with 4341392 Canada Inc., a wholly-owned subsidiary of CAE Inc. per the amalgamation agreement. As a result, Engenuity became a wholly-owned subsidiary of CAE Inc. Engenuity develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets. Total consideration for this acquisition, including acquisition costs, amounted to $23.4 million in cash.

The preliminary fair value of net assets acquired are summarized as follows:

(amounts in millions)

Current assets (1)	$6.4
Current liabilities	(10.4)
Property, plant and equipment	1.5
Other assets	7.4
Intangible assets	8.7
Goodwill (2)	11.8
Long-term liabilities	(4.5)

Fair value of net assets acquired, excluding cash position at acquisition	20.9
Cash position at acquisition	2.5

Total consideration:	$23.4

(1)	Excluding cash on hand

(2)	This goodwill is not deductible for tax purposes

The allocation of the purchase price is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months. The allocation of the purchase price is preliminary and is expected to be completed in the near future. The net assets of Engenuity, excluding income taxes, will be included in both the Simulation Products/Military and Training & Services/Military segment.

MULTIGEN-PARADIGM INC.

In April 2007, the Company signed an agreement with Parallax Capital Partners, LLC and others to acquire MultiGen-Paradigm Inc., for approximately US$16 million in cash. The acquisition was completed in May 2007.

130 | CAE ANNUAL REPORT 2007

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS		OFFICERS
Lynton R. Wilson, O.C. 1, 2, 4	The Honourable	Lynton R. Wilson
Chairman of the Board	James A. Grant,	Chairman of the Board
CAE Inc.	P.C., C.M., Q.C. 1, 2
Oakville, Ontario	Partner	Robert E. Brown
	Stikeman Elliott LLP	President and Chief Executive Officer
Robert E. Brown [1]	Montreal, Quebec
President and Chief Executive Officer		Marc Parent
CAE Inc.	James F. Hankinson 3, 4	Group President
Westmount, Quebec	President and Chief Executive Officer	Simulation Products and
	Ontario Power Generation Inc.	Military Training & Services
Brian E. Barents [2]	Toronto, Ontario
Corporate Director		Jeff Roberts
Andover, Kansas	E. Randolph (Randy) Jayne II [2]	Group President
	Senior Partner	Innovation and
John A. (Ian) Craig [3]	Heidrick & Struggles International Inc.	Civil Training & Services
Business Consultant and Director	McLean, Virginia
Ottawa Heart Institute		Antoine Auclair
Ottawa, Ontario	Robert Lacroix, O.C., Ph.D [4]	Vice President and Corporate Controller
Corporate Director
H. Garfield Emerson, Q.C., ICD.D [4]	Montreal, Quebec	Hartland J. A. Paterson
Principal, Emerson Advisory,		Vice President, Legal
and Corporate Director	James W. McCutcheon, Q.C. [3]	General Counsel and Corporate
Toronto, Ontario	Counsel and Corporate Director	Secretary
Toronto, Ontario
Anthony S. Fell, O.C. 1, 4		Alain Raquepas
Chairman	Lawrence N. Stevenson [2]	Vice President, Finance and
RBC Capital Markets Inc.	Managing Director	Chief Financial Officer
Toronto, Ontario	Callisto Capital
Toronto, Ontario
Paul Gagné [3]
Chairman
Wajax Income Fund
Montreal, Quebec
[1] Member of the Executive Committee
[2] Member of the Compensation Committee
[3] Member of the Audit Committee
[4] Member of the Governance Committee

CAE ANNUAL REPORT 2007 | 131

SHAREHOLDER AND INVESTOR INFORMATION

CAE SHARES	INVESTOR RELATIONS	CORPORATE GOVERNANCE
CAE’s shares are traded on the Toronto	Quarterly and annual reports as	The following documents pertaining to
Stock Exchange (TSX) under the symbol	well as other corporate documents	CAE’s corporate governance practices
“CAE” and on the New York Stock	are available on our website at	may be accessed either from CAE’s
Exchange (NYSE) under the symbol “CGT”.	www.cae.com. These documents	website (www.cae.com) or by request
	can also be obtained from our	from the Corporate Secretary:
TRANSFER AGENT AND	Investor Relations department:
REGISTRAR		– Board and Board Committee mandates
Computershare Trust Company	Investor Relations	– Position descriptions for the Board
of Canada	CAE Inc.	Chair, the Committee Chairs and
100 University Avenue, 9th Floor	8585 Côte-de-Liesse	the Chief Executive Officer
Toronto, Ontario M5J 2Y1	Saint-Laurent, Quebec H4T 1G6	– CAE’s Code of Business Conduct, and
Tel.: (514) 982-7555 or	Tel.: 1 866 999-6223	the Board Member’s Code of Conduct
1 800 564-6253	investor.relations@cae.com
(toll free in Canada and the U.S.)		– Corporate Governance Guideline.
www.computershare.com	Version française	Most of the New York Exchange’s (NYSE)
corporate governance listing standards
DIVIDEND REINVESTMENT	Pour obtenir la version française	are not mandatory for CAE. Significant
PLAN	du rapport annuel, s’adresser à	differences between CAE’s practices
investisseurs@cae.com.
Canadian resident registered		and the requirements applicable to U.S.
shareholders of CAE Inc. who wish	2007 ANNUAL MEETING	companies listed on the NYSE are
to receive dividends in the form of		summarized on CAE’s website. CAE is
The Annual and Special Meeting
CAE Inc. common shares rather than		otherwise in compliance with the NYSE
of Shareholders will be held at
a cash payment may participate in CAE’s		requirements in all significant respects.
10:30 a.m. (Eastern Time),
dividend reinvestment plan. In order to	Thursday, June 28, 2007
obtain the dividend reinvestment plan	at the Design Exchange,
form, please contact Computershare	234 Bay Street, Toronto, Ontario.
Trust Company of Canada.	The meeting will also be webcast live
DIRECT DEPOSIT DIVIDEND	on CAE’s website, www.cae.com.
Canadian resident registered	AUDITORS
shareholders of CAE Inc. who receive	PricewaterhouseCoopers LLP
cash dividends may elect to have the	Chartered Accountants
dividend payment deposited directly to	Montreal, Quebec
their bank accounts instead of receiving
a cheque. In order to obtain the direct	TRADEMARKS
deposit dividend form, please contact	Trademarks and/or registered trademarks
Computershare Trust Company	of CAE Inc. and/or its affiliates include
of Canada.	but are not limited to CAE, CAE & Design,
DUPLICATE MAILINGS	CAE Simfinity, and CAE Tropos.
To eliminate duplicate mailings by	All other brands and product names
consolidating accounts, registered	are trademarks or registered trademarks
shareholders must contact	of their respective owners. All logos,
Computershare Trust Company of	tradenames and trademarks referred
Canada; non-registered shareholders	to and used herein remain the property
must contact their brokers.	of their respective owners and may not
be used, changed, copied, altered, or
quoted without the written consent of
the respective owner.
All rights reserved.

132 | CAE ANNUAL REPORT 2007

FORWARD-LOOKING STATEMENTS

Certain statements made in this annual report are forward-looking statements under the Private Securities Litigation Reform Act of 1995 and Canadian securities regulations. These include, for example, statements about our business outlook, assessment of market conditions, strategies, future plans, future sales, prices for our major products, inventory levels, capital spending and tax rates. Such statements are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The results or events predicted in these forward-looking statements may differ materially from actual results or events. For a description of risks that could cause actual results or events to differ materially from current expectations, please refer to the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2006, filed with the Canadian securities commissions and the US Securities and Exchange Commission, as updated in CAE’s fiscal 2007 MD&A, dated May 31, 2007, and the risk factors section of CAE’s Annual Information Form for the year ended March 31, 2007 once it is also so filed. Any forward-looking statements made in this annual report represent our expectations as of May 31, 2007, and accordingly, are subject to change after such date. We disclaim any intention or obligation to update any forward-looking statements unless legislation requires us to do so.

PROXY INFORMATION CIRCULAR

NOTICE OF ANNUAL
AND SPECIAL MEETING
OF SHAREHOLDERS
JUNE 28, 2007

Take notice that the Annual and Special Meeting of the Shareholders of CAE Inc. (“CAE”) will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday, the 28th day of June, 2007, at 10:30 a.m. (Eastern Time) for the following purposes:

1.	to receive the consolidated financial statements for the year ended March 31, 2007, together with the auditors’ report thereon;

2.	to elect Directors;

3.	to appoint auditors and authorize the Directors to fix their remuneration;

4.	to consider and, if deemed appropriate, adopt a resolution (see “Special Business of the Meeting” in the accompanying Proxy Information Circular) to approve amendments to the Employee Stock Option Plan, a summary of which are set forth in Appendix B to the accompanying Proxy Information Circular; and

5.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Proxy Information Circular.

The Board of Directors has specified that proxies to be used at the Meeting or any adjournment thereof must be deposited in Montreal with CAE or Computershare Trust Company of Canada, as agent for CAE, not later than 10:30 a.m. (Eastern Time) on June 27, 2007.

DATED at Montreal, this 31st day of May, 2007.

By Order of the Board,

Hartland J. A. Paterson
Vice President, Legal,
General Counsel and Corporate Secretary

Note: If you are unable to be present personally, kindly sign and return the form of proxy in the enclosed postage-paid envelope.

TABLE OF CONTENTS
3. Solicitation of Proxies
3. Appointment and Revocation of Proxies
3. Voting of Proxies
3. Electronic Access to Proxy-Related Materials and Annual and Quarterly Reports
4. Voting Shares and Principal Holders Thereof
4. Shareholders Entitled to Vote
4. Election of Directors
10. Attendance and Compensation Information
11. Appointment of Auditors
11. Special Business of the Meeting
12. Report on Executive Compensation
12. Compensation Philosophy
13. Review and Approval
13. Base Salary
13. Annual Short-Term Incentive Awards
13. Long-Term Incentive Awards
14. Stock Options
15. Long-Term Incentive Deferred Share Unit Plans
15. Fiscal 2004 Plan
15. Fiscal 2005 Plan
15. Restricted Share Unit Plan
16. Deferred Share Unit Plan
16. Executive Share Ownership Policy
16. Determination of the President and Chief Executive Officer’s Compensation
16. Short-Term Incentive Awards Program
17. Long-Term Incentive Awards Program
17. Indebtedness of Directors and Management
17. Human Resources Committee Interlocks and Insider Participation
18. Performance Graph
18. Executive Compensation
18. Summary Compensation Table
20. Option, SAR and LTIP Grants During the Most Recently Completed Financial Year
21. Pension Benefits
22. Agreements with Executive Officers—Termination of Employment, Change in Responsibilities and Employment Contracts
23. Compensation of Directors
23. Directors’ and Officers’ Liability Insurance
23. Interest of Informed Persons in Material Transactions
23. Auditor Independence
24. Other Matters
24. Shareholder Proposals
24. Additional Information
25. Appendix A – Statement of Corporate Governance Practices
31. Appendix B – Summary of the Principal Amendments to the Employee Stock Option Plan
33. Appendix C – Employee Stock Option Plan Resolution
34. Appendix D – CAE Inc. Board Mandate

CAE / PROXY INFORMATION CIRCULAR

Unless otherwise indicated, the information in this Information Circular is given as of May 4, 2007, and all dollar references are in Canadian dollars.

SOLICITATION OF PROXIES

This Proxy Information Circular (the “Information Circular”) is furnished in connection with the solicitation by management of CAE Inc. (“CAE” or the “Corporation”) of proxies to be used at the Annual and Special Meeting of Shareholders of CAE (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of the Meeting. The solicitation will be primarily made by mail but proxies may also be solicited personally by the officers and Directors of CAE at nominal cost. The cost of solicitation will be borne by CAE.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are Directors of CAE. Shareholders desiring to appoint some other person as their representative at the Meeting may do so either by inserting such other person’s name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to CAE’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 or to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not later than 10:30 a.m. (Eastern Time) on June 27, 2007.

     A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing, and delivered to CAE’s Secretary at 8585 Côte-de-Liesse, Saint-Laurent, Quebec, H4T 1G6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

The persons named in the accompanying form of proxy will vote or withhold from voting the common shares in respect of which they have been appointed on any ballot that may be called for in accordance with the directions of the shareholder as specified in the proxy. In the absence of such direction, such shares will be voted: (a) FOR the election as Directors of the persons designated in this Information Circular as nominees for such office; (b) FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of CAE and for the authorization of the Directors to fix their remuneration; and (c) FOR the resolution to approve amendments to the Employee Stock Option Plan.

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting, or other matters that may properly come before the Meeting. At the time of printing this Information Circular, the management of CAE knows of no such amendments, variations or other matters to come before the Meeting.

     Shareholders who are unable to attend the annual and special meeting in person may vote by proxy in one of four ways: by telephone, by mail, on the Internet or by appointing another person to attend and vote at the Meeting on their behalf. However, certain shareholders must vote their proxy by mail. Refer to the enclosed form of proxy for instructions.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

We offer our shareholders the opportunity to view proxy information circulars, annual reports and quarterly reports through the Internet instead of receiving paper copies in the mail. If you are a registered shareholder you can choose this option by following the instructions on your form of proxy. If you hold your common shares through an intermediary (such as a bank or broker), please refer to the information provided by the intermediary on how to choose to view our proxy information circulars, annual reports and quarterly reports through the Internet.

CAE / PROXY INFORMATION CIRCULAR

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

There are 252,089,796 outstanding common shares of CAE as of May 4, 2007. Each shareholder is entitled to one vote for each common share that is registered in his or her name on the list of shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and at the Meeting. The list of shareholders will be prepared as of May 1, 2007, the date (the “Record Date”) fixed for determining shareholders entitled to receive notice of the Meeting.

     To the knowledge of the Directors and officers of CAE, there are no persons who beneficially own or exercise control or direction over common shares carrying more than 10% of the voting rights attached to common shares of CAE other than Fidelity Management & Research Company.

SHAREHOLDERS ENTITLED TO VOTE

Only holders of record of common shares at the close of business on the Record Date are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat.

ELECTION OF DIRECTORS

Under the articles of CAE, the Board of Directors may consist of a minimum of three and a maximum of twenty-one Directors. The Directors are to be elected annually as provided in CAE’s by-laws. Each Director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws. In accordance with the by-laws, the Board of Directors has fixed the number of Directors to be elected at the Meeting at twelve.

     The following table states the name of each person proposed to be nominated for election as a Director, all other positions and offices with CAE now held by him or her, if any, his or her principal occupation or employment, the period of service as a Director of CAE, compensation by CAE and the number of common shares and deferred share units of CAE beneficially owned by him or her or over which he or she exercises control or direction as of the date hereof.

Brian E. Barents	Brian E. Barents is a Director of several companies as well as a board member of the Flight Safety Foundation. A former Air National
Age: 63	Guard Brigadier General and still an active pilot, Mr. Barents was the President, CEO and co-founder of Galaxy Aerospace Company,
Andover, Kansas,	LP from 1997-2001 and before that President and CEO of Learjet, Inc. from 1989-1996.

USA	Board/Committee				Public Board Membership
Director Since: 2005	Membership		Attendance		During Last Five Years	Term

Independent1
	Board of Directors		7 of 7	100%	Kaman Corporation	’96 – now
	Human Resources		4 of 4	100%	Eclipse Aviation Corporation	’01 – ’07
					Nordam Group	’03 – now
					Aerion Corporation	’02 – now

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	–	12,875	12,875	$167,761

20,000
	April 30, 2006	–	6,954	6,954	$63,976

CAE / PROXY INFORMATION CIRCULAR

Robert E. Brown[6]	Robert E. Brown is President and Chief Executive Officer of CAE and a member of the Executive Committee. Prior to joining CAE,
Age: 62	Mr. Brown was Chairman of the Board of Air Canada from May 2003 to October 2004, and before this, Mr. Brown was President and
Westmount, Quebec,	Chief Executive Officer of Bombardier Inc. from February 1999 to December 2002. Mr. Brown was also Chairman of Lyrtech, Inc.
Canada	and Allen-Vanguard Corporation and has served as a Director of other public companies.
Director Since: 2004
Not Independent
(Management)	Board/Committee				Public Board Membership
	Membership		Attendance		During Last Five Years	Term

	Board of Directors		7 of 7	100%	ACE Aviation Holdings Inc.	’04 – now
	Executive		1 of 1	100%	Aeroplan Holding GP Inc.	’05 – now
					Jazz Air Income Fund*	’06 – now
					CPVC Blackcomb Inc.	’06 – now
					Air Canada	03 – ’04
					Lyrtech, Inc.	’03 – ’04
					Allen-Vanguard Corporation	’03 – ’05
*Trustee

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	192,285	484,997	677,282	$8,824,972
($ 3,240,000) 300% of sala
	April 30, 2006	182,519	287,898	470,417	$4,327,836

John A. (Ian) Craig	John A. (Ian) Craig is a business consultant and a Director of the Ottawa Heart Institute.
Age: 64	Board/Committee				Public Board Membership
Ottawa, Ontario,	Membership		Attendance		During Last Five Years	Term
Canada
Director Since: 2000
Independent[1]	Board of Directors		7 of 7	100%	Bell Canada International Inc.	’00 – now
	Audit		5 of 5	100%	Arris Group Inc.	’00 – now
					Williams Communications	’00 – ’02
Services, LLC

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	30,000	25,103	55,103	$717,992
20,000

	April 30, 2006	30,000	21,091	51,091	$470,037

CAE / PROXY INFORMATION CIRCULAR

H. Garfield Emerson,	H. Garfield Emerson is Principal, Emerson Advisory, and a Corporate Director. He was previously National Chair of Fasken Martineau
Q.C., ICD.D8	DuMoulin LLP and the President and CEO of NM Rothschild & Sons Canada Limited, investment bankers. He is also a Director of
Age: 66	various companies.
Toronto, Ontario,
Canada
Director Since: 1992	Board/Committee				Public Board Membership
Independent[1]	Membership	Attendance			During Last Five Years	Term

	Board of Directors		6 of 7	86%	Rogers Communications Inc.	’ 89 – ’06
	Corporate Governance		1 of 2	50%	Rogers Wireless	’ 92 – ’05
Communications Inc.

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	16,600	39,787	56,387	$518,425
20,000

	April 30, 2006	16,600	33,761	50,361	$463,321

Anthony S. Fell, O.C.	Anthony S. Fell is Chairman of RBC Capital Markets Inc. and was formerly Chairman and Chief Executive Officer of RBC Dominion
Age: 68	Securities (and continues as a Director thereof) and Deputy Chairman of Royal Bank of Canada. Mr. Fell is also Chairman of Munich
Toronto, Ontario,	Reinsurance Company of Canada.
Canada
Director Since: 2000
Independent[1]	Board/Committee				Public Board Membership
	Membership	Attendance			During Last Five Years	Term

	Board of Directors		7 of 7	100%	BCE Inc.	’02 – now
	Corporate Governance (Chairman)		2 of 2	100%	Bell Canada	’03 – now
	Executive		1 of 1	100%	Loblaw Companies Limited	’01 – now

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	50,000	44,992	94,992	$1,237,746
20,000

	April 30, 2006	50,000	37,478	87,478	$804,797

CAE / PROXY INFORMATION CIRCULAR

Paul Gagné	Paul Gagné is a Director of various public and private companies. Mr. Gagné is the Chairman of Wajax Income Fund and also chairs
Age: 60	the Audit Committees of the boards of Textron Inc., Inmet Mining Corporation and Fraser Papers Inc. The CAE board has determined
Montreal, Quebec,	that such simultaneous service does not impair the ability of Mr. Gagné to effectively serve on CAE’s Audit Committee.
Canada
Director Since: 2005
Independent[1]	Board/Committee				Public Board Membership
	Membership	Attendance			During Last Five Years	Term

	Board of Directors		7 of 7	100%	Textron Inc.	’95 – now
	Audit		5 of 5	100%	Inmet Mining Corporation	’96 – now
					Wajax Income Fund*	’96 – now
					Fraser Papers Inc.	’04 – now
*Trustee

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	–	12,875	12,875	$167,761
20,000

	April 30, 2006	–	6,954	6,954	$63,976

James F. Hankinson	James F. Hankinson is President and Chief Executive Officer of Ontario Power Generation Inc.
Age: 63
Toronto, Ontario,
Canada	Board/Committee				Public Board Membership
Director Since: 1995	Membership	Attendance			During Last Five Years	Term
Independent[1]
	Board of Directors		4 of 7	57%	Maple Leaf Foods Inc.	’95 – now
	Audit (Chairman)		5 of 5	100%	Ontario Power Generation Inc.	’03 – now
	Corporate Governance		2 of 2	100%	Entertainment One Income Fund	’03 – ’06

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	4,018	47,413	51,431	$ 670,146
20,000

	April 30, 2006	4,018	41,602	45,620	$ 419,704

E. Randolph (Randy)	E. Randolph (Randy) Jayne is a Senior Partner in Heidrick & Struggles International, Inc., an executive search firm (1996–present) and
Jayne II	is currently the Office Managing Partner of the firm’s Tysons Corner, VA and Washington DC offices.
Age: 62
McLean, Virginia,	Board/Committee
USA	Membership	Attendance

Director Since: 2001	Board of Directors	7 of 7		100%
	Human Resources	3 of 4		75%

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	–	35,714	35,714	$465,353
20,000

CAE / PROXY INFORMATION CIRCULAR

Robert Lacroix, Ph.D. Age: 67 Montreal, Quebec, Canada Director Since: 2005

Robert Lacroix holds a Ph.D in Economics, has been a Professor in the Department of Economics at the Université de Montréal since 1970, and Professor emeritus since 2006. He has served as Chairman of that Department and Director of the Centre for Research and Development in Economics (CRDE) and was Rector (President) of the Université de Montréal from 1998-2005. Dr. Lacroix is also member of the Board of the Trudeau Foundation, member of the National Statistics Council of Canada, and member of the Board of the Canada-USA Fullbright Foundation. His current position is Professor emeritus, Université de Montréal and he is also a Director of Pomerleau Inc.

Independent[1]
	Board/Committee				Public Board Membership
	Membership		Attendance		During Last Five Years	Term

	Board of Directors		7 of 7	100%	Industrial Alliance Inc.	’04 – now
	Corporate Governance		2 of 2	100%	Le Groupe Jean Coutu Inc.	’06 – now

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	500	8,910	9,410	$122,612
20,000

	April 30, 2006	500	3,005	3,505	$32,246

Katharine B.	Katharine B. Stevenson is Treasurer at Nortel Networks Corporation, a Director of OSI Pharmaceuticals, Inc. (and Chair of its Audit
Stevenson7, 9	Committee), and Chair of the Board of Governors of The Bishop Strachan School.
Age: 44
Toronto, Ontario,
Canada	Board/Committee				Public Board Membership
Director Since: New	Membership	Attendance			During Last Five Years	Term
Independent[1]
	n/a	n/a		n/a	OSI Pharmaceuticals, Inc.	’05 – now

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	n/a	n/a	n/a	n/a	20,000

Lawrence N. Stevenson Age: 50	Lawrence N. Stevenson is Managing Director of Callisto Capital, a Toronto-based Private Equity firm which he joined in 2006. He was previously the CEO of Pep Boys, an Automotive Retail & Service Company based in Philadelphia.
Toronto, Ontario,
Canada	Board/Committee				Public Board Membership
Director Since: 1998	Membership	Attendance			During Last Five Years	Term
Independent[1]
	Board of Directors		7 of 7	100%	SNC-Lavalin Group Inc.	’99 – now
	Human Resources (Chairman)		4 of 4	100%	Sobeys Inc.	’ 99 – ’03

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	45,038	28,505	73,543	$ 958,265
20,000

	April 30, 2006	45,038	26,436	71,474	$ 657,560

CAE / PROXY INFORMATION CIRCULAR

Lynton R. Wilson,	Lynton R. Wilson is Chairman of the Board of CAE, Chairman of the DaimlerChrysler Canadian Advisory Council and also of
O.C.[7]	Allergen NCE Inc.
Age: 67
Oakville, Ontario,	Board/Committee				Public Board Membership
Canada	Membership		Attendance		During Last Five Years	Term
Director Since: 1997
Independent[1]	Board of Directors		7 of 7	100%	DaimlerChrysler AG	’98 – now
	Human Resources		4 of 4	100%	Nortel Networks Corporation	’91 – ’05
	Governance		2 of 2	100%	Nortel Networks Limited	’91 – ’05
	Executive (Chairman)		1 of 1	100%

SECURITIES HELD

Total of
Common
		Common		Shares and	Total Market Value of	Minimum
	Year	Shares[2]	DSUs[3]	DSUs	Common Shares and DSUs[4]	Required[5]

	May 4, 2007	2,308,300	22,123	2,330,423	$ 30,365,412
20,000
	April 30, 2006	2,308,300	22,037	2,330,337	$ 21,439,100

1	“Independent” refers to the standards of independence established under Section 2 of the New York Stock Exchange Corporate Governance Rules, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of Canadian Securities Administrators’ National Instrument 58-101.

2	“Common Shares” refers to the number of common shares beneficially owned, or over which control or direction is exercised by the Director.

3	“DSUs” refers to the number of deferred share units held by the Director.

4	The “Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on each of April 30, 2006 ($9.20) and April 30, 2007 ($12.89) respectively, times the number of common shares and DSUs held as of such dates.

5	All Directors are required to acquire an equity position in CAE of a minimum of 20,000 common shares and/or DSUs. Directors must take compensation in DSUs until the minimum threshold is met (see “Compensation of Directors”).

6	Mr. Brown also holds 1,000,000 options to acquire common shares of CAE and as President & CEO has a higher share/DSU ownership target than an independent Director. Mr. Brown joined the Board of Air Canada two weeks before it filed for protection under the Companies’ Creditors Arrangement Act on April 1, 2003, to help manage the financial crisis in which that company found itself. From May 31, 2004 until on or about June 21, 2005, certain Directors, senior officers and certain current and former employees of Nortel Networks Corporation («Nortel») and Nortel Networks Limited («NNL»), including Mr. Brown, were prohibited from trading in securities of Nortel and NNL pursuant to management cease trade orders issued by the Ontario Securities Commission («OSC»), the Autorité des marchés financiers («AMF») and certain other provincial securities regulators (collectively the “Regulators”) in connection with the delay in the filing of certain of their financial statements. The Regulators issued a further management cease trade order on April 10, 2006 in connection with the delay in filing certain 2005 financial statements prohibiting certain Directors, senior officers and certain current and former employees, including Mr. Brown, from trading in securities of Nortel and NNL. Following the filing of the required financial statements, the OSC and AMF lifted such cease trade orders effective June 8, 2006 and June 9, 2006, respectively, following which the other Regulators lifted their cease trade orders.

7	From May 31, 2004 until on or about June 21, 2005, Mr. Wilson, as a Director and Chairman of Nortel and NNL, as well as Ms. Stevenson, certain Directors, senior officers and certain current and former employees of Nortel and NNL were prohibited from trading in securities of Nortel and NNL pursuant to management cease trade orders issued by the Regulators in connection with the delay in the filing of certain of their financial statements. Following the filing of the required financial statements, the OSC and AMF lifted such cease trade orders effective June 8, 2006, following which the other Regulators lifted their cease trade orders.

8	From August 28 to November 20, 1998, Mr. Emerson, as a Director of Livent Inc., was prohibited from trading in the securities of Livent pursuant to a management cease trade order issued by the OSC in connection with the delay in the filing of certain of its financial statements. Mr. Emerson resigned as a Director of Livent in November 1998; within a year of his resignation, Livent filed for bankruptcy.

9	There is no relationship between Katharine Stevenson and Lawrence Stevenson.

CAE / PROXY INFORMATION CIRCULAR

ATTENDANCE AND COMPENSATION INFORMATION

The following table provides a summary of each Director’s attendance at Board and Committee meetings during fiscal 2007:

HUMAN
		AUDIT	RESOURCES	GOVERNANCE
	BOARD	COMMITTEE	COMMITTEE	COMMITTEE
DIRECTORS	(7MEETINGS)	(5 MEETINGS)	(4 MEETINGS)	(2MEETINGS)

Brian E. Barents	7/7		4/4

Robert E. Brown	7/7

James A. (Ian) Craig	7/7	5/5

H. Garfield Emerson	6/7			1/2

Anthony S. Fell	7/7			2/2

Paul Gagné	7/7	5/5

James F. Hankinson	4/7	5/5		2/2

E. Randolf (Randy) Jayne II	7/7		3/4

Robert Lacroix	7/7			2/2

Lawrence N. Stevenson	7/7		4/4

Lynton R. Wilson	7/7		4/4	2/2

The following table summarizes compensation earned by non-management Directors of CAE during fiscal 2007:
				EXECUTIVE
		COMMITTEE	COMMITTEE	COMMITTEE
	BOARD	CHAIR	MEMBER	ATTENDANCE	TOTAL	%OF FEES
	RETAINER	RETAINER	RETAINER	FEES	FEES	RECEIVED
NAME	$	$	$	$	$	AS DSUs

Brian E. Barents	50,000		10,000		60,000	100

James A. (Ian) Craig	50,000		10,000		60,000	66.7

H. Garfield Emerson	50,000		10,000		60,000	100

Anthony S. Fell	50,000	15,000	10,000	1,000	76,000	98.7

Paul Gagné	50,000		10,000		60,000	100

James F. Hankinson	50,000	25,000	20,000		95,000	60.6

E. Randolf (Randy) Jayne II	50,000		10,000		60,000	100

Robert Lacroix	50,000		10,000		60,000	100

Lawrence N. Stevenson	50,000	15,000	10,000		75,000	26.6

Lynton R. Wilson	200,000				200,000	–

TOTAL	650,000	55,000	100,000	1,000	806,000

If any of the above nominees is for any reason unavailable to serve as a Director, proxies in favor of management will be voted for another nominee, in their discretion, unless the shareholder has specified in the proxy that his or her common shares are to be voted for another nominee or are to be withheld from voting in the election of Directors.

     Any nominee for Director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “majority withhold vote”) shall tender his or her resignation to the Chairman of the Governance Committee following certification of the shareholder vote.

     The Governance Committee will consider the tendered resignation and recommend to the Board whether to accept or reject it. The Board will act following the Governance Committee’s recommendation not later than 90 days following the date of the shareholders’ meeting at which the election occurred. In deciding whether to accept the tendered resignation, the Board will consider the factors considered by the Governance Committee and any additional information and factors the Board believes to be relevant. The Board’s decision will be publicly disclosed.

CAE / PROXY INFORMATION CIRCULAR

     CAE has a retirement policy for its Directors; pursuant to CAE’s by-laws, no Director aged 70 or more may be nominated for re-election to the Board.

APPOINTMENT OF AUDITORS

The Board proposes that PricewaterhouseCoopers LLP, Chartered Accountants, Montreal, Quebec (“PwC”) be appointed as auditors of CAE to hold office until the close of the next annual meeting of shareholders and that the Directors of CAE be authorized to fix their remuneration. PwC was first appointed as auditors of CAE in 1991.

SpeciAl BuSiNeSS of the MeetiNg

CAE has an Employee Stock Option Plan dated May 9, 1990 and amended from time to time (the “ESOP”), as described in the “Report on Executive Compensation” below. CAE is proposing the following changes to the ESOP:

Recent amendments to the TSX Company Manual (the “Manual”) specify that for CAE to amend its ESOP, or an agreement or entitlement subject to it, the ESOP must specify if shareholder approval is required for that type of amendment. The amendment process itself must be approved by shareholders. If the ESOP is not amended now, all future amendments, however trivial, must each be specifically approved by shareholders.

     The TSX advised listed companies to introduce detailed amending processes to their option plans and to obtain the requisite shareholder approval for such processes.

The revised ESOP section dealing with amendments would permit the Human Resources Committee of the CAE Board of Directors (the “Committee”) after the grant of an option, without the consent of any optionee, to amend, suspend or terminate the ESOP, subject to:

(1)	not adversely altering or impairing any previously granted option without the optionee’s consent;

(2)	compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction; and

(3)	receipt of any required shareholder approval.

The Committee would also have the authority to amend, suspend or terminate the ESOP or any option without obtaining shareholder approval only to:

(i)	amend or waive any terms relating to the granting or exercise of options, including the terms relating to the eligibility for and participation in the ESOP, the amount and payment of the option price (other than a reduction thereof) or the vesting, exercise and expiry (other than an extension of the term except in the case of expiry during or immediately after blackout period), or add or amend any terms relating to the provision of financial assistance to optionees, or to cashless exercise features;

(ii)	amend the ESOP to permit the granting of deferred or restricted share units under the ESOP or to add or amend any other provisions which result in participants receiving securities of CAE while no cash consideration is received by CAE;

(iii)	make changes that are necessary or desirable to comply with applicable laws, rule regulations, by-laws or policies of any applicable stock exchange, or any regulatory authorities having jurisdiction;

(iv)	correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any option or make amendments of a “housekeeping” nature;

(v)	amend any terms relating to the administration of the ESOP; and

CAE / PROXY INFORMATION CIRCULAR

(vi)	make any other amendment or waiver that does not require shareholder approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements, provided such amendment, suspension or termination (a) does not adversely alter or impair any previously granted option without the optionee’s consent and (b) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.

The Manual also provides that shareholder approval will be required for an extension of the term of options benefiting insiders.

     CAE insiders who hold options under the ESOP must respect a CAE-imposed blackout period each quarter; such blackout periods aggregate about eight months of each year, and frequently more in circumstances where additional blackout periods are imposed when the insiders may be aware of undisclosed potentially material information. CAE insiders should not be penalized for CAE-imposed blackout periods, which are emblematic of good corporate governance.

     It is proposed that the ESOP should be amended to provide that if an option expires during a CAE-imposed blackout period, the term of the option may be the later of the original fixed expiration date, or ten trading days after the date the blackout period ends if the original expiration date falls within, or within nine days after, a blackout period.

     Please refer to Appendix B – “Summary of The Principal Amendments to The ESOP” – for more details of the two proposed ESOP amendments described above.

     At the Meeting, shareholders will be asked to consider and vote to approve the proposed amendments to the ESOP. This summary is qualified in its entirety by reference to the text of the proposed amendments to the ESOP, which is available upon request from the Secretary of CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 (telephone number [514] 734-5779 and facsimile number [514] 340-5530). The proposed amendments to the ESOP will come into effect only if they are approved by ordinary resolution of the holders of common shares of CAE at the Meeting. The text of the resolution approving both of the proposed amendments to the ESOP (the “Employee Stock Option Plan Resolution”) is set forth in Appendix C hereto.

The Board of Directors of CAE recommends that shareholders vote in favour of both proposed amendments to the ESOP.

REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

Much of CAE’s success in developing and growing its worldwide business is attributable to a highly motivated, entrepreneurial executive team. The cornerstone to the executive compensation program is a pay-for-performance philosophy in which executives receive salaries, annual short-term incentive awards contingent upon attaining consolidated, divisional and individual achievements, and long-term incentive awards that motivate executives to create increasing and sustainable value for the shareholders.

The objectives of the executive compensation program are to:

1.	attract, retain and motivate qualified executives;

2.	align the interests of executives with those of the shareholders;

3.	foster teamwork and entrepreneurial spirit;

4.	establish an explicit and visible link between all elements of compensation and corporate, subsidiary and individual performance; and

5.	integrate compensation with the development and successful execution of strategic and operating plans.

CAE / PROXY INFORMATION CIRCULAR

REVIEW AND APPROVAL

The Human Resources Committee reviews and approves the design and administration of all compensation and benefit plans and policies for CAE other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Human Resources Committee.

BASE SALARY

The base salaries of the executives of CAE are competitive with like positions in other corporations with similar characteristics including the industry, revenues, assets and geographic location of operations. CAE routinely benchmarks executive compensation every two years against a comparable group of twenty other companies. An executive’s salary is generally targeted at a specific range around the median level, as determined by a benchmark survey conducted by professional compensation consultants, and supplemented by other sources of information. Such salary, however, will vary depending on the individual’s performance, level of experience and years of service.

ANNUAL SHORT-TERM INCENTIVE AWARDS

The short-term incentive awards for executives of CAE are designed to recognize CAE’s consolidated financial performance, reporting segment financial performance, key performance indicators and individual achievements. At the beginning of each fiscal year, financial and individual performance targets are established. Since fiscal 2006, financial targets are based on economic value created (EVC) and key performance indicators (KPIs). The economic value creation target is a measure of shareholder value created after deduction from net operating profit after tax (NOPAT) of the product of net assets used in the business times the cost of capital employed. A portion of the economic value created by CAE is set aside for distribution to all participants under the short-term incentive plan. Key performance indicators (KPIs) are quantifiable or qualitative performance targets set for reporting segments. These include free cash flow, quality/customer satisfaction, employee engagement, new/retained/recurrent business, order intake and cycle times. The EVC and KPI segments of the short-term incentive plan are additive while individual performance constitutes a multiplier factor applied to the financial results.

     Short-term incentives are paid in the form of cash bonuses based upon a percentage of the executive’s base salary. The bonus as a percentage of salary varies by the level of the participant with target awards ranging from 8% for the lowest eligible position to 100% of salary for the President and Chief Executive Officer. Actual awards, however, could be up to 2.4 times greater than the target awards depending upon the achievement of the previously noted results and personal performance objectives. For fiscal 2007 (FY2007) short-term incentive awards were paid to certain executives in the first quarter of fiscal 2008 for meeting or exceeding financial objectives, reporting segments key performance indicators, and individual objectives.

LONG-TERM INCENTIVE AWARDS

The long-term incentive program is designed to reward executives for their contribution to the creation of shareholder value. These awards are considered annually as part of the total compensation review. The value of the long-term incentive award varies by the level of the executive ranging from 20% for the lowest executive eligible position to a maximum of 350% of base salary for the President and Chief Executive Officer.

     CAE’s long-term incentive plan comprises options (see “Stock Options”), long-term incentive deferred share units (see “Long Term Incentive Deferred Share Unit Plans”) and Restricted Share Units (RSUs) (see “Restricted Share Unit Plan”). The number of executives entitled to receive stock options is limited to approximately 35 (being the most senior executives). In FY2007, the most senior executives received long-term compensation awards allocated in value equally between stock options, LTUs and RSUs. All other management entitled to long-term incentive awards are allocated 20% LTUs and 80% RSUs.

CAE / PROXY INFORMATION CIRCULAR

STOCK OPTIONS

The number of options issued to each executive varies as a percentage of the executive’s base salary divided by the fair value (determined by application of the Black-Scholes option-pricing methodology) of an option at that time. Under the terms of the Employee Stock Option Plan (ESOP), the exercise price of the stock options is equal to the closing price of the common shares on the TSX on the last trading day immediately preceding the day on which the options are granted. During FY2007, stock options were granted to certain officers of CAE and key executives of its subsidiaries. The amount of outstanding options as well as the other elements of the long-term incentive program are taken into account by the Human Resources Committee in determining how many new options may be granted in a fiscal year. CAE expenses the cost of stock option grants.

     As of May 4, 2007 the ESOP provides for the issuance of a maximum of 7,809,641 common shares upon exercise of options granted under it (representing about 3.10% of all issued and outstanding shares on such date). Options currently issued under the ESOP have a term of six years (pre-2004 grants extend up to a few weeks longer) and vest and are exercisable as determined by the Committee, which historically correspond to 25% per year commencing one year after the date of grant. The ESOP permits option grants having a term of up to ten years. No ESOP participant may hold options on more than 5% (on an undiluted basis) of the issued and outstanding shares of CAE from time to time. The ESOP was recently amended to provide that the number of securities issuable to insiders of CAE at any time under all security-based compensation arrangements cannot exceed 10% of CAE’s issued and outstanding securities. The number of securities issued to insiders of CAE within any one year period under all security-based compensation arrangements cannot exceed 10% of CAE’s issued and outstanding securities.

     Except as set forth below, no CAE options may be exercised unless the optionee is at the time of exercise an employee of CAE or one of its subsidiaries and has served continuously in such capacity since the date of the grant of the options. Each option shall, during the optionee’s lifetime, be exercisable only by the optionee. Options are not transferable or assignable otherwise than by will or by operation of estate law.

     If an optionee should die while an employee of CAE or one of its subsidiaries, any option held by the optionee may be exercised whithin a six month period, if the optionee was entitled to do so at the time of death, by the person to whom the optionee’s rights under the option shall pass by the optionee’s will or by operation of estate law. Any exercise of such option shall be subject to all terms and conditions of the ESOP.

     If an optionee retires from CAE or one of its subsidiaries in accordance with the applicable retirement policies, unvested options held by such optionee shall, subject to the terms of the ESOP, continue to vest following the retiree’s retirement date. Such an optionee shall be entitled to (a) exercise any vested options held as of the retirement date until the termination date for each such option; and (b) exercise any options vesting after the retirement date only during the thirty day period following the vesting date of such options, after which time any such options which remain unexercised shall expire.

     If an optionee ceases to serve CAE or a subsidiary as an employee otherwise than by reason of death or retirement, options held by the optionee terminate once he or she leaves such service.

     Further changes were approved in May 2007 to bring the ESOP in line with current market practices regarding: (i) surrender and cancellation without re-issue of an in-the-money option for its cash equivalent at the discretion of the Human Resources Committee thereby allowing an optionee to receive the cash equal to the fair market value of the shares underlying the option less the related option exercise price, in lieu of the shares, and (ii) what defines a change of control for the purpose of accelerated vesting of options under the ESOP to set it as the beneficial ownership or control over the majority of the shares or other voting securities of CAE or the sale of all or substantially all of the assets of CAE. In the latter circumstance, all options under the ESOP would vest immediately.

     Changes were also approved to sections of the ESOP pertaining to the expiry or limited exercise rights of employees who cease to be CAE employees in various circumstances such as a lay-off or the sale of a CAE business unit involving an ESOP participant. A post-employment 30-day timeframe for option exercises in specific limited circumstances was introduced, and all options must be exercised within three months of an employee’s termination in all other circumstances other than death or disability. Other minor amendments of an administrative nature were also made.

     The Human Resources Committee may, with respect to any option, in accordance with the current terms of the ESOP and in its discretion, waive, amend or vary the requirements set forth above. It did not do so in fiscal 2007 but as noted above did make certain amendments to the ESOP in May 2007. If the amendments referred to under “Special Business of the Meeting” are approved by the shareholders, the ESOP will provide that its terms, as well as those of any option, may be amended, terminated or waived in certain stated circumstances.

				CAE / PROXYINFORMATION CIRCULAR
EQUITY COMPENSATION PLAN INFORMATION
				NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN 1st COLUMN)

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS	PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES			PERCENTAGE OF CAE’S OUTSTANDING SHARE CAPITAL REPRESENTED BY SUCH SECURITIES
			WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS

Equity compensation
plans approved by
shareholders	5,312,565	2.11%	$ 7.49	2,497,076	0.99%

CAE’s only equity compensation plan is its ESOP, which was approved by its shareholders.

LONG-TERM INCENTIVE DEFERRED SHARE UNIT PLANS

FISCAL 2004 PLAN

In fiscal 2004 (FY2004) CAE adopted a Long Term Incentive Deferred Share Unit Plan (“FY2004 LTUP”) for executives of CAE and its subsidiaries. The FY2004 LTUP partially replaced the grant of options under CAE’s ESOP. An FY2004 LTU is equal in value to one common share of CAE. Determination of the number of Long Term Incentive Deferred Share Units (FY2004 LTU) to be granted to a participant is made by dividing the dollar value of the FY2004 LTU grant by the closing market price of CAE common shares on the TSX on the second trading day following the date of grant approval. FY2004 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on CAE common shares. The FY2004 LTU grants vested in 25% increments over four years, commencing one year after the date of grant. Upon or within a defined period following termination of their employment for reasons of long-term disability, involuntary termination, retirement or death, or following a takeover bid for CAE, eligible FY2004 LTUP participants with vested FY2004 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares. On voluntary termination, participants forfeit all amounts vested under the FY2004 LTUP. No FY2004 LTUs have been granted by CAE since 2003.

FISCAL 2005 PLAN

CAE adopted the Long Term Incentive Deferred Share Unit Plan – FY2005 (FY2005 LTUP) in May 2004. Determination of the number of Long Term Incentive Deferred Share Units (FY2005 LTUs) to be granted to a participant are made by dividing the dollar value of the FY2005 LTU grant by the closing market price of CAE common shares on the TSX on the second trading day following the date of grant approval. FY2005 LTUs accrue dividend equivalents payable in additional units in amounts equal to dividends paid on CAE common shares. An FY2005 LTU grant vests in 20% increments over five years, commencing one year after the date of grant. Upon or within a defined period following termination of their employment, eligible FY2005 LTUP participants with vested FY2005 LTUs will be entitled to receive the fair market value of the equivalent number of CAE common shares. Following a takeover bid for CAE, all unvested FY2005 LTUs will vest and employees terminating on such occasion or at any time thereafter will be entitled to receive the fair market value of the equivalent number of CAE common shares for all their vested LTUs.

RESTRICTED SHARE UNIT PLAN

CAE has a performance-based Restricted Share Unit Plan (RSUP) for executives and managers of CAE and its subsidiaries. The RSUP helps ensure that CAE executives’ long-term incentive compensation includes an element directly based on the market performance of CAE common shares. Determination of the number of RSUs to be granted to a participant is made by dividing the dollar value of the RSU grant by the closing market price of CAE common shares on the TSX on the second trading day following the date of grant approval.

CAE / PROXY INFORMATION CIRCULAR

An RSU is equal in value to one common share of CAE. RSUs granted pursuant to this Plan typically vest three years from the date RSUs are granted, as follows:

1.	100% of the units, if CAE common shares have appreciated at least 33% (10% annual compounded growth) during that timeframe; or

2.	50% of the units, if CAE common shares have appreciated at least 24% (7.5% annual compounded growth) but not as much as 33% during that timeframe.

No RSUs vest if the market value of the common shares has appreciated less than 24% during the specified timeframe. No pro-ration in the vesting percentage of RSUs occurs for any appreciation of the market value of CAE common shares of between 24% and 33% during the specified timeframe. RSUP participants with vested RSUs are entitled to receive the fair market value of the equivalent number of CAE common shares after the three-year term of each grant.

DEFERRED SHARE UNIT PLAN

CAE has a Deferred Share Unit Plan for executives under which an executive may elect to receive any cash incentive compensation in the form of Deferred Share Units (DSUs). The Plan is intended to enhance CAE’s ability to promote a greater alignment of interests between executives and the shareholders of CAE. A DSU is equal in value to one common share of CAE. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the TSX during the last ten (10) days on which such shares traded prior to the date of issue. The DSUs also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. Upon or within a defined period following termination of their employment, DSU holders are entitled to receive the fair market value of the equivalent number of CAE common shares.

EXECUTIVE SHARE OWNERSHIP POLICY

Under CAE’s share ownership policy, each key executive is expected to own a minimum number of common shares of CAE and/or units under the Deferred Share Unit Plan and LTUP. The value of the required holding in common shares of CAE and/or units under the Deferred Share Unit Plan and LTUP represents 300% of the CEO’s annual salary, 150% for Group Presidents and the CFO and 100% of other Vice Presidents’ annual salary. The required holding may be acquired over a five-year period from the date of hire or promotion into the executive position. This policy encourages all key executives to hold a meaningful ownership interest in CAE to further align management and shareholder interests.

DETERMINATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER’S COMPENSATION

The salary of the President and Chief Executive Officer (“CEO”) is determined in accordance with CAE’s salary philosophy and policy and is reviewed and approved annually by the independent members of the Board of Directors. Benchmark data demonstrates that the CEO’s total direct compensation (base salary, short-term and long-term incentive and other compensation) falls within CAE’s compensation policy and slightly ahead of the 75 percentile of the comparator group. See also Appendix A, “Compensation”.

SHORT-TERM INCENTIVE AWARDS PROGRAM

CAE has an executive short-term incentive program. See “Annual Short-Term Incentive Awards”. The short-term incentive program as it pertains to the President and CEO focuses on the attainment of pre-determined economic value creation targets at CAE’s consolidated level and also challenged him to meet or exceed certain defined business objectives with respect to revenue, profit, orders, free cash flow and earnings per share.

Mr. Brown also had the following non-financial objectives:

  Complete the restructuring plan launched in 2005;
  Focus CAE on execution and growth;
  Advance the re-engagement of CAE’s employees;
  Improve succession planning.

CAE / PROXY INFORMATION CIRCULAR

The Board of Directors assigned an equal weight to all of the foregoing objectives. Mr. Brown was considered by the Board to have exceeded his objectives.

     For FY2007, Mr. R. E. Brown received a short-term incentive award of $2,269,680 based on (i) the short-term incentive formula for economic value creation as described under Annual Short-Term Incentive Awards having been exceeded, and (ii) having exceeded his personal objectives summarised above. The level of achievement was over 200% against the plan performance target, and his bonus payment represented 232% of the bonus target.

LONG-TERM INCENTIVE AWARDS PROGRAM

The President and CEO is eligible to be granted stock options and to participate in both the Deferred Share Unit Plan and the Restricted Share Unit Plan, in accordance with CAE’s long-term incentive program.

     In Fiscal 2007, Mr. R. E. Brown was granted 195,200 LTUs and 233,300 RSUs in May 2006 as part of his FY2007 compensation package.

INDEBTEDNESS OF DIRECTORS AND MANAGEMENT

CAE does not offer its Directors or executive officers loans. CAE and its subsidiaries have not given any guarantee, support agreement, letter of credit or similar arrangement or understanding to any other entity in connection with indebtedness of CAE’s Directors or executive officers.

HUMAN RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of CAE’s Human Resources Committee was an officer or employee of CAE or any of its subsidiaries at any time during FY2007.

     The law firm of Stikeman Elliott LLP, of which Mr. Grant is a partner, provided legal services to the Corporation in FY2006 and continues to provide such services to the Corporation. The law firm’s fees to the Corporation are less than 2% of the law firm’s annual consolidated gross revenues. Mr. Grant does not provide any such services personally and is not standing for re-election to CAE’s Board of Directors at the Annual and Special General Meeting on June 28, 2006.

     No executive officer of CAE serves on the Board of Directors or compensation committee of any other entity that has or has had one or more of its executive officers serving as a member of CAE’s Board.

Submitted on behalf of the Human Resources Committee:

Lawrence N. Stevenson, Chairman

Brian E. Barents
James A. Grant
E. Randolph Jayne II
Lynton R. Wilson

CAE / PROXY INFORMATION CIRCULAR

PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return of the common shares of CAE with the cumulative returns of the S&P/TSX Composite Index for a five-year period commencing March 31, 2002.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN CAE INC. VS. S&P/TSX COMPOSITE INDEX
	2002	2003	2004	2005	2006	2007

CAE Inc.	$100	$26	$49	$52	$79	$112
S&P/TSX Composite Index	$100	$81	$116	$128	$154	$163

2002	200	200	200	200	2007
CAE
S&P/TSX COMPOSITE INDEX

Assumes $100 invested in common shares of CAE on March 31, 2002. Values are as at the last trading date during the month of March in the specified years and from the S&P/TSX Composite Index, which assumes dividend reinvestment.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated policy-making executives who served as executive officers of CAE or its subsidiaries at March 31, 2007 (collectively, “Named Executive Officers”).

							CAE / PROXYINFORMATION CIRCULAR
Specific aspects of this compensation are dealt with in further detail in the following table:
			ANNUAL COMPENSATION				LONG-TERM COMPENSATION

						SHARES OR
					SECURITIES	UNITS SUBJECT
EMPLOYEE NAME AND				OTHER ANNUAL	UNDER OPTIONS/	TO RESALE	LTIP	ALL OTHER
PRINCIPAL POSITION	YEAR	SALARY	BONUS[1]	COMPENSATION[2]	SARs GRANTED (#)[3]-4	RESTRICTIONS ($)[5]	PAYOUTS	COMPENSATION[6]

R. E. Brown
President and Chief	2007	$973,333	$2,269,680	$108,000	0 / 233,300	$1,780,224	–	$27,500
Executive Officer	2006	$936,700	$1,880,000	$96,339	0 / 148,993	$868,629	–	$29,610
	2005	$575,000	$1,150,000	$96,187	1,000,000 / 135,000	$757,350	–	$4,983

M. Parent
Group President,	2007	$400,000	$555,840	$41,997	91,600 / 72,368	$329,998	–	$12,000
Simulation Products & Military	2006	$365,000	$439,500	$27,580	–	–	–	$13,707
Training & Services	2005	$58,000	$248,350	–	195,000 / 34,929	$173,248	–	–

J. Roberts
Group President,	2007	$400,000	$555,840	$63,465	91,600 / 72,368	$329,998	–	$12,000
Innovation & Civil Training	2006	$360,000	$439,500	$66,000	77,400 / 30,142	$175,728	–	$7,190
and Services	2005	$312,500	$212,436	$93,214	60,300 / 25,749	$140,332	–	$8,853

D. W. Campbell
Executive Vice President	2007	$360,000	$419,196	$58,413	49,800 / 19,648	$179,190	$2,294.71[7]	$10,800
	2006	$345,000	$420,000	$40,000	58,200 / 29,717	$173,250	–	$4,900
	2005	$317,500	$215,808	–	56,700 / 24,220	$131,999	–	$2,567

A. Raquepas
Vice President,	2007	$306,667	$437,724	$70,869	57,800 / 22,796	$207,900	–	–
Finance and Chief	2006	$263,000	$318,000	$25,000	–	–	–	$5,000
Financial Officer	2005	$181,500	$179,550	$41,524	53,300 / 21,163	$21,163	–	$6,050

1	Amounts quoted in respect of Messrs. Brown, Parent and Raquepas for FY2005 include appointment bonuses paid in addition to the FY2005 Short-Term Incentive Plan bonus earned in FY2005 and paid in the first quarter of FY2006. Amounts quoted in respect of all Named Executive Officers (“NEO”) for FY2006 represent the FY2006 Short-Term Incentive Plan bonus earned in FY2006 and paid in the first quarter of FY2007. Amounts quoted in respect of all named executives for FY2007 represent the FY2007 Short-Term Incentive Plan bonus earned in FY2007 and payable in the first quarter of FY2008.

2	Other Annual Compensation comprises other benefit expenses and allowances paid by CAE that aggregate $50,000 or more or 10% of the officer’s salary or bonus, and include amongst others, car leases or allowances and car operating expenses, Health Spending Account and club memberships. J. Robert’s Other Annual Compensation amount includes $48,000 in 2005, $34,600 in 2006 and $17,400 in 2007 for a cost-of-living adjustment related to his relocation costs to Montreal from Dallas in August 2003.

3	The first set of data represents the number of options granted while the second represents the number of RSUs granted in FY2007. Mr. Brown’s FY2006 grant vests after two years and his FY2007 RSU grant vests in accordance with a different schedule whereby 50% vest in May 2007 and 50% in May 2008. In all instances, 100% vesting occurs upon 10% annual stock price appreciation and 50% vesting after 7.5% annual stock price appreciation, on a compound basis over the vesting period. For a description of FY2005 RSUs, see “Report on Executive Compensation – Restricted Share Unit Plan”.

4	The value of currently unredeemable RSUs is as follows: R. E. Brown, $6,729,982; M. Parent, $1,394,934; J. Roberts, $1,668,650; D. W. Campbell, $957,341; A. Raquepas, $571,907.

5	All of the indicated units are FY2004 and FY2005 LTUs – see “Report on Executive Compensation – Long Term Incentive Deferred Share Unit Plans – Fiscal 2004 and Fiscal 2005 Plans” except in the case of Messrs. Brown and Parent, who hold only FY2005 LTUs. 1,941,170 of these Units were outstanding as at May 4, 2007, with a value of $24,963,446 based on CAE’s closing share price of $12.89 on that date. FY2005 LTUs vest over five years’ time; accelerated vesting happens in limited circumstances (long-term disability, involuntary termination, retirement, take-over bid or death). Dividend equivalents are paid on FY2004 and FY2005 LTUs, in the form of incremental units.

6	From Fiscal 2007 amounts quoted represent amounts paid in respect of the Named Executive Officer’s participation in the CAE Employee Stock Purchase Plan. Under the CAE Employee Stock Purchase Plan, employees and officers may make a contribution towards the purchase of CAE common shares of up to 18% of their base salary. Under the plan, CAE made a matching contribution on the first $500 contributed and contributes $1 for every $2 on additional employee contributions, to a maximum of 3% of the participant’s base salary.

7	Mr. Donald Campbell retired from CAE on March 30. The 152,033 LTIDSUs held by Mr. Campbell became payable as of his retirement date and must be redeemed by him before December 31, 2008. Based on the closing price of CAE common shares on March 30, 2007, the 152,033 LTIDSUs have, as at that date, a value of $1,978,935 (the actual value Mr. Campbell will receive will be based on the CAE share price on the date he elects to redeem his LTIDSUs). In addition, Mr. Campbell will receive during the first quarter of FY08 the payment for the 2004 RSU units that vested on May 14, 2007. This represents an amount of $316,316 for 24,220 units.

CAE / PROXY INFORMATION CIRCULAR

OPTION, SAR AND LTIP GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets forth grants to Named Executive Officers of 2005 LTUs during the financial year ended March 31, 2007.

LTIP – AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR
	SECURITIES, UNITS	PERFORMANCE OR OTHER PERIOD
NAME	OR OTHER RIGHTS (#)[1]	UNTIL MATURATION OR PAYOUT[2]

R. E. Brown	195,200	Upon termination of employment
M. Parent	36,184	Upon termination of employment
J. Roberts	36,184	Upon termination of employment
D. W. Campbell	19,648	Upon termination of employment
A. Raquepas	22,796	Upon termination of employment

1	For a description of FY2005 LTUs, see “Report on Executive Compensation – Long Term Incentive Deferred Share Unit Plans – Fiscal 2005 Plan”.

2	FY2005 LTUs vest over five years; accelerated vesting and payment occurs in the event of long-term disability, involuntary termination, retirement, take-over bid or death. In Mr. Brown’s case, all LTUs vest upon retirement.

The following table sets forth grants to Named Executive Officers of stock options during the financial year ended March 31, 2007.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

		PERCENT OF TOTAL			MARKET VALUE OF
	SECURITIES	OPTIONS/SARs			SECURITIES UNDERLYING
	UNDER OPTIONS/	GRANTED TO EMPLOYEES		EXERCISE OR BASE	OPTIONS ON THE DATE OF
NAME	SARs GRANTED (#)	IN FINANCIAL YEAR	PRICE	($/SECURITY)[1]	GRANT ($/SECURITY)	EXPIRATION DATE

R. E. Brown	–	0%		N/A	N/A	May 22, 2012
	233,300	30%		$ 9.12	$ 2,127,696	See footnote 2
M. Parent	91,600	14%		$ 9.12	$ 9.12	May 22, 2012
	72,368	9%		$ 9.12	$ 659,996	May 23, 2009
J. Roberts	91,600	14%		$ 9.12	$ 9.12	May 22, 2012
	72,368	9%		$ 9.12	$ 659,996	May 23, 2009
D. W. Campbell	49,800	9%		$ 9.12	$ 9.12	May 22, 2012
	19,648	3%		$ 9.12	$ 179,190	May 23, 2009
A. Raquepas	57,800	8%		$ 9.12	$ 9.12	May 22, 2012
	22,796	3%		$ 9.12	$ 207,900	May 23, 2009

1	Line 1 represents options granted in FY2007 to each NEO. Line 2 represents RSUs granted in FY2007 to each NEO.

2	Options were granted to the Named Executive Officers on May 23, 2006 at an exercise price of $9.12 to purchase common shares of CAE. Exercise prices are equal to the closing price of the common shares on the TSX on the trading day immediately prior to the day the options were issued. The options vest over a period of four years commencing one year subsequent to the date of the grant. RSUs were also granted on May 23, 2006 valued at $9.12 (the closing price of the common shares on the TSX on the trading day immediately prior to the day the RSUs were granted). The RSUs will vest at the end of three years from the date of the grant except for Mr. Brown’s RSUs which vest 50% in May 2007 and 50% in May 2008, provided performance vesting conditions are met. In all instances, 100% vesting occurs upon 10% annual stock price appreciation and 50% vesting after 7.5% annual stock price appreciation, on a compound basis over the vesting period. For a description of FY2005 RSUs, see “Report on Executive Compensation – Restricted Share Unit Plan”.

CAE / PROXY INFORMATION CIRCULAR

The following table sets forth details of any stock options exercised by Named Executive Officers during the financial year ended March 31, 2007, and the value of remaining exercisable and unexercisable options held by such officers.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

				VALUE OF UNEXERCISED
			UNEXERCISED OPTIONS AT	IN-THE-MONEY OPTIONS AT
	SECURITIES, ACQUIRED	AGGREGATE VALUE	FY07-END (#) EXERCISABLE/	FY07-END ($) EXERCISABLE/
NAME	ON EXERCISE (#)	REALIZED ($)	UNEXERCISABLE[1]	UNEXERCISABLE[2]

R. E. Brown	0	0	500,000 / 500,000	$ 3,570,000 / $3,420,000
M. Parent	0	0	97,500 / 189,100	$ 786,825 / $1,144,981
J. Roberts	0	0	190,575 / 209,825	$ 1,184,936 / $1,271,876
D. W. Campbell	120,000	$ 36,000	342,525 / 172,675	$ 1,752,716 / $1,176,679
A. Raquepas	0	0	57,175 / 93,300	$ 203,025 / $511,883

1	Options were granted on (i) May 14, 2001 at an exercise price of $12.23 per share; (ii) May 13, 2002 at an exercise price of $12.73 per share; (iii) May 23, 2003 at an exercise price of $4.13 per share; (iv) May 14, 2004 at an exercise price of $5.45 per share; (v) June 16, 2004 at $5.89 and $6.19 per share; (vi) February 1, 2005 at an exercise price of $4.96 per share; (vii) February 14, 2005 at an exercise price of $5.20 per share; (viii) May 16, 2005 at an exercise price of $5.83 per share; and (ix) May 23, 2006 at an exercise price of $9.12 per share. These options vest over a period of four years commencing one year subsequent to the date of the grant and, in each case, are exercisable until the sixth anniversary of the date of the grant, save and except for the options granted to the current President and CEO which vest in accordance with the schedule defined in the “Long Term Incentive Awards Program” section. CAE did not price downward any options held by any Named Executive Officers.

2	Options are in-the-money if the market value of the common shares covered by the options is greater than the option exercise price. The closing price of CAE’s common shares on the TSX on March 30, 2007 was $13.01.

PENSION BENEFITS

The Named Executive Officers are members of CAE’s non-contributory defined benefit pension plan and a supplementary executive retirement arrangement. The amounts payable under these arrangements are based on “average annual earnings” where “average annual earnings” is calculated on the basis of the 60 highest paid consecutive months of salary and short-term incentives.

     CAE is obligated to fund or provide security to ensure payments under the supplementary executive retirement arrangement upon retirement of the executive. CAE has elected to provide security by facilitating the acquisition of letters of credit by a trust fund established for those executives who had retired on or before March 31, 2007.

CAE / PROXY INFORMATION CIRCULAR

The following table shows estimated annual pension benefits upon retirement at age 65 to Named Executive Officers covered by these pension arrangements at specified average earnings.

EXECUTIVE OFFICER PENSION PLAN TABLE
			YEARS OF SERVICE[1]

AVERAGE ANNUAL EARNINGS	15	20	25	30	35

400,000	120,000	160,000	200,000	240,000	280,000
600,000	180,000	240,000	300,000	360,000	420,000
800,000	240,000	320,000	400,000	480,000	560,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,400,000	420,000	560,000	700,000	840,000	980,000
1,600,000	480,000	640,000	800,000	960,000	1,120,000
1,800,000	540,000	720,000	900,000	1,080,000	1,260,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000

1	The supplementary executive retirement arrangement for officers provides a pension benefit upon normal retirement at age 65 so that the total pensions payable under CAE’s pension arrangements will result in an annual pension equal to 2% of average annual earnings (being the five year top average salary and short-term incentive compensation, the latter calculated at the higher of actual or target bonus) for each year of pensionable service, assuming no limitation on the amount paid from a registered pension plan imposed by Canadian tax legislation. Executives may retire from the company from age 60 with full pension entitlement. The benefits listed in the table are not subject to deduction for social security or other offset amounts such as Canada Pension Plan or Quebec Pension Plan amounts. R. E. Brown’s pensionable service is calculated as 1.5 times continuous service and, from June 1, 2007 onwards, will thereafter be calculated at 2.5 times continuous service.

The credited years of pensionable service as at March 31, 2007 for the Named Executive Officers who are members of the executive pension plan and supplementary executive retirement arrangement are:

NAME	R. E. BROWN	M. PARENT[1]	J. ROBERTS	D. W. CAMPBELL	A. RAQUEPAS

Credited years of pensionable
service – March 31, 2007	4	2.17	3.67	6.58	6.5

1	CAE has agreed with Mr. Parent to hold him harmless from the loss of certain pension entitlements with his former employer. This obligation decreases correlatively with the increase in Mr. Parent’s pension entitlement with CAE, and is expected to cease in several years.

AGREEMENTS WITH EXECUTIVE OFFICERS—TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The terms and conditions, including dollar amounts, of any employment contract between CAE or its subsidiaries and a Named Executive Officer are as set out in this section of the Information Circular detailing Executive Compensation.

     CAE is a party to agreements with eleven executive officers, including the Named Executive Officers, pursuant to which such executives are entitled to termination of employment benefits following a change of control of CAE where either (i) the executive’s employment is expressly or impliedly terminated without cause within two years following the change of control or (ii) the executive elects to resign employment within a period of 60 days after one year following the change of control. In such case, the executive is entitled to 24 months (36 months in the case of the President and Chief Executive Officer; starting August 1, 2007, this reduces by one month for each month of service for the twelve months thereafter until it reaches 24 months) of annual compensation (salary, short-term incentive plan, bonus and benefits, payable as a lump sum), credited service for the purposes of any pension or retirement income plans, vesting of and payment for long-term incentive deferred share units, the immediate vesting of all options which vest within two years from the date of the termination or resignation of the executive and extension of the exercise period for the options to permit the executive to exercise such options within the 24 months from the date of termination or resignation.

     A change of control for the above purposes is defined to include any event as a result of or following which any person beneficially owns or exercises control or direction over voting securities carrying 35% or more of the votes attached to all outstanding voting securities of CAE; certain events which result in a change in the majority of the Board of Directors; and a sale of assets to an unaffiliated party at a price greater than or equal to 50% of CAE’s market capitalization.

CAE / PROXY INFORMATION CIRCULAR

COMPENSATION OF DIRECTORS

Directors of CAE receive an annual retainer fee of $50,000, of which $20,000 is paid in DSUs. In addition, each Committee member, except for the Chairman, receives an annual Committee retainer fee of $10,000. Each member of the Executive Committee is entitled to a fee of $1,000 per meeting, but no annual retainer. The Chairman of the Audit Committee receives an annual retainer of $25,000; the Chairmen of each of the Governance and Human Resources Committees also receive an additional annual retainer of $15,000. L. R. Wilson receives $200,000 annually for serving as the Chairman of the Board and for service as a Director and Committee member. Directors are reimbursed out-of-pocket expenses incurred in attending meetings.

     Under the Deferred Share Unit Plan for Non-Employee Directors, a non-employee Director holding less than 20,000 common shares and/or units under the Deferred Share Unit Plan of CAE receives the retainer and attendance fees in the form of DSUs. A non-employee Director holding at least 20,000 common shares may elect to participate in the plan in respect of part or all of his or her retainer and attendance fees. A DSU is equal in value to one common share of CAE and accrues dividend equivalents payable in additional units in an amount equal to dividends paid on outstanding CAE common shares. DSUs mature upon the termination of service, whereupon a Director is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

CAE maintains Directors’ and officers’ liability insurance for its Directors and officers, as well as those of its subsidiaries as a group. The yearly coverage limit of such insurance is $50,000,000 for each loss and for the policy period, subject to a corporate deductible of $250,000 per claim ($1,000,000 for security suits brought in the United States; $500,000 for security suits brought in Canada). CAE paid an insurance premium for this coverage of $720,000 for the 12 months ending September 30, 2007.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person (including any Director or executive officer) of CAE, any proposed Director of CAE, or any associate or affiliate of any informed person or proposed Director, had any material interest, direct or indirect, in any transaction since the commencement of CAE’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect CAE or any of its subsidiaries.

AUDITOR INDEPENDENCE

PricewaterhouseCoopers LLP (“PwC”) is the auditor of CAE. PwC provides tax, financial advisory and other audit-related services to CAE and its subsidiaries. The Audit Committee of CAE’s Board of Directors has considered and concluded that the provision of these services by PwC is compatible with maintaining PwC’s independence. The following chart shows all fees paid to PwC by CAE and its subsidiaries in the most recent and prior fiscal years.

FEE TYPE	2007		2006

		($ MILLIONS)

1. Audit services	3.6		2.3
2. Audit-related services	0.4		0.3
3. Tax services	0.8		0.6

Total	4.8		3.2

1.	Audit fees are comprised of fees billed for professional services for the audit of CAE’s annual financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings, including the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

2.	Audit-related fees are comprised of fees relating to work performed in connection with CAE’s divestitures.

3.	Tax fees are related to tax compliance support.

CAE / PROXY INFORMATION CIRCULAR

OTHER MATTERS

The management of CAE is aware of no business to be presented for action by the shareholders at the Meeting other than that mentioned herein or in the Notice of Meeting.

SHAREHOLDER PROPOSALS

To propose any matter for a vote by the shareholders at an annual meeting of CAE, a shareholder must send a proposal to the Vice President, Legal, General Counsel and Corporate Secretary at CAE’s office at 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CAE’s 2008 annual meeting must be received no later than March 2, 2008. CAE may omit any proposal from its proxy circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CAE subsequent to the deadline noted above.

ADDITIONAL INFORMATION

CAE shall provide to any person or company, upon written request to the Vice President, Legal, General Counsel and Corporate Secretary CAE at CAE Inc., 8585 Côte-de-Liesse, Saint-Laurent, Quebec H4T 1G6 (telephone number [514] 734-5779 and facsimile number [514] 340-5530):

1.	one copy of the latest Annual Information Form of CAE together with one copy of any document or the pertinent pages of any document incorporated by reference therein;

2.	one copy of the 2007 Annual Report to Shareholders containing comparative financial statements of CAE for fiscal 2007, together with the Auditors’ Report thereon and Management’s Discussion and Analysis; and

3.	one copy of this Information Circular.

All such documents may also be accessed on CAE’s web site (www.cae.com). Additional financial information is provided in CAE’s comparative financial statements and Management’s Discussion and Analysis, or on SEDAR at www.sedar.com for the most recently completed financial year.

The contents and the sending of this Information Circular have been approved by the Board of Directors of CAE.

DATED at Montreal, this 31st day of May, 2007

Hartland J. A. Paterson
Vice President, Legal,
General Counsel and Corporate Secretary

CAE / PROXY INFORMATION CIRCULAR

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As a Canadian reporting issuer with common shares listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices are required to meet applicable rules adopted by the Canadian Securities Administrators (CSA) and of the United States Securities and Exchange Commission (SEC), as well as provisions of the rules of the NYSE and of the Sarbanes-Oxley Act of 2002 (SOX). The Board and its Corporate Governance Committee continue to monitor the governance reforms in Canada and the United States, and to implement changes to CAE’s governance policies and practices as necessary to comply with any new rules issued by the CSA and other applicable regulatory authorities. Last year, CAE made its Statement of Corporate Governance Practices with reference to the Guidelines of the TSX, which have since been replaced by CSA rules.

     Most of the NYSE’s corporate governance listing standards are not mandatory for CAE as a non-US company, but CAE is required to disclose the significant differences between its corporate governance practices and the requirements applicable to United States companies listed on the NYSE. Except as summarized on CAE’s web site (www.cae.com), CAE is in compliance with the NYSE requirements in all significant respects. CAE also complies with the applicable provisions of SOX and the rules adopted by the SEC pursuant to that Act which it is currently obliged to be in compliance with and as well CAE is actively engaged in preparing for further SOX compliance steps required next year.

     CAE has for 60 years maintained high standards of corporate governance. We believe that good corporate governance practices can contribute to the creation and preservation of shareholder value. The Governance Committee of the Board of Directors and CAE management continue to closely monitor all regulatory developments in corporate governance and will take appropriate action in response to any new standards that are established.

     The Board of Directors of CAE has determined that it is comprised of independent Directors, except for the President and Chief Executive Officer, as defined under the listing requirements of the NYSE and as described herein pursuant to the CSA rules, and taking into account all relevant facts and circumstances. The Board of Directors has a non-executive Chairman. With the exception of the Executive Committee of the Board, Mr. R. E. Brown does not sit on Board Committees, and all Committees are composed of independent Directors only.

     Directors are informed of the business of CAE through, among other things, regular reports from the President and Chief Executive Officer, and reviewing materials provided to them for their information and review for participation in meetings of the Board of Directors and its Committees.

The Committees of the Board of Directors of CAE are:

  the Audit Committee (which held five meetings in fiscal 2007; 80% aggregate Director attendance);
  the Executive Committee (which held one meeting in fiscal 2007; 100% aggregate Director attendance);
  the Corporate Governance Committee (which held two meetings in fiscal 2007; 90% aggregate Director attendance); and
  the Human Resources Committee (which held four meetings in fiscal 2007; 95% aggregate Director attendance).

During fiscal 2007, the Board of Directors held seven meetings (95% aggregate Director attendance).

Documents and information that are stated in this appendix to be available on CAE’s web site can be found at www.cae.com/Corporate-Governance. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out in this Information Circular.

CAE / PROXY INFORMATION CIRCULAR

THE BOARD OF DIRECTORS

The Board of Directors of CAE is responsible for choosing CAE’s Chief Executive Officer and for supervising the management of the business and affairs of CAE, and its Committees have adopted mandates describing their responsibilities. The Board reviews, discusses and approves various matters related to CAE’s strategic direction, business and operations, and organizational structure, including the approval of acquisitions, dispositions, investments, and financings that exceed certain prescribed limits.

     The duties of the Board of Directors include a strategic planning process. This involves the annual review of a multi-year strategic business plan that identifies business opportunities in the context of the business environment and related corporate objectives, the approval of annual operating budgets and the examination of risks associated with CAE’s business.

     The Board of Directors oversees the identification of the principal risks of the business of CAE and the implementation by management of appropriate systems and controls to manage such risks. The Audit Committee reviews the adequacy of the processes for identifying and managing financial risk.

     In addition to fulfilling all statutory requirements, the Board of Directors oversees and reviews: (i) the strategic and operating plans and financial budgets and the performance against these objectives; (ii) the principal risks and the adequacy of the systems and procedures to manage these risks; (iii) the compensation and benefit policies; (iv) management development and succession planning; (v) business development initiatives; (vi) the communications policies and activities, including shareholder communications; (vii) the integrity of internal controls and management information systems; (viii) the monitoring of the corporate governance system; and (ix) the performance of the President and Chief Executive Officer. The Board acts in a supervisory role and expects management to be responsible for the day-to-day operations of CAE and to implement the approved corporate objectives and strategic business plan within the context of authorized budgets, specific delegations of authority for various matters, and corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely manner on the business and affairs of CAE. Any responsibility that is not delegated to senior management or to a Committee of the Board remains with the Board of Directors. The Board regularly receives and considers reports and recommendations from its Committees and, where required, from outside advisors.

     Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.

SUCCESSION PLANNING AND PERFORMANCE MONITORING

The Board of Directors has delegated to its Human Resources Committee initial responsibility to review CAE’s processes for succession planning, reviewing succession plans for key members of senior management, and monitoring the performance of senior executives except for the President and Chief Executive Officer. The Board reviews and assesses the performance of the President and Chief Executive Officer of CAE, as well as the quality and effectiveness of the senior management team. Based upon that review, the Human Resources Committee reviews and makes a recommendation to the Board for the approval of the salary, short-term and long-term incentive award for the President and Chief Executive Officer. See also “Compensation”.

COMPOSITION AND INDEPENDENCE OF THE BOARD

The Board has determined that 11 of the 12 nominees for election as Directors of CAE are independent within the meaning of National Instrument 58-101 and the NYSE rules; as CAE’s President and Chief Executive Officer, Mr. R. E. Brown, is not considered to be independent within that meaning. One of CAE’s Directors (Mr. Tony Fell) is an officer of an entity that provides financial services to CAE and/or its subsidiaries. The Board considers this Director to be independent because:

  such services are provided in the ordinary course, on customary commercial terms and are fully disclosed to the Audit Committee which in turn reports on them to the Board;
  no such service is considered material to CAE or its subsidiaries, and could be sourced from other suppliers of a similar quality standard;
  the Director did not provide any of such services personally; and
  the amount of fees received by such entity for services to CAE or its subsidiaries is not material to such entity.

CAE / PROXY INFORMATION CIRCULAR

NDEPENDENT DIRECTORS’ MEETINGS

The independent Directors meet separately at each regularly scheduled meeting of the Board of Directors – seven times during fiscal 2007 – and at each meeting of the Human Resources Committee and Audit Committee. At the Board meetings, the independent Director’s meetings are chaired by the non-executive Chairman; at Committee meetings, by the Chairman of that Committee. The Board has access to information independent of management through the external and internal auditors. The Board believes that sufficient processes are in place to enable it to function independently of management.

Independent ChaIr

Mr. L. R. Wilson, the current non-executive Chairman of the Board, is responsible for ensuring that the Board of Directors discharges its responsibilities independently of management. Correspondence to the independent Directors may be sent to the attention of Mr. L. R. Wilson, at CAE’s address listed in this Information Circular.

The Board and its Committees are also able to retain and meet with external advisors and consultants.

Board SIze

The Board of Directors is of the view that its size (12 members) is conducive to efficient decision-making.

Board Mandate

The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of CAE with the objective of enhancing CAE’s value.

     The Board Mandate, the text of which can be found in Appendix B of this Information Circular, sets out the responsibilities to be discharged by the Board.

POSITION DESCRIPTIONS

The position descriptions for the Chairman and the Committee Chairs are available on CAE’s web site (www.cae.com).

     The Committee Chair position description sets out the responsibilities and duties of the Chair of each Committee in guiding the Committee in the fulfillment of its duties.

     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Governance Committee and the Board of Directors. The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of CAE with a view to maximizing CAE’s value. It also provides that the President and Chief Executive Officer is accountable to the Board for, amongst other things: formulating and executing business strategies; overseeing CAE’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.

     In addition, the Human Resources Committee reviews corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year, which are ultimately approved by the Board. The Human Resources Committee also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.

ORIENTATION AND CONTINUING EDUCATION

The Governance Committee is responsible for overseeing and making recommendations to the Board regarding the orientation of new Directors and to establish procedures for, and approve and ensure an appropriate orientation program for new Directors. New Directors meet with CAE’s executive officers, including the CEO and CFO, to discuss CAE’s expectations of its Directors and to discuss CAE’s business and strategic plans. New Directors also review CAE’s current business plan, detailed agendas and materials of previous Board meetings. CAE management and the Governance Committee keep all Directors aware of major developments in corporate governance, important trends and new legal or regulatory requirements. Due to the experience level of CAE’s Board of Director members, no formal continuing education program is believed to be required at this time but the Governance Committee will monitor both external developments and the Board’s composition to determine whether such a program may become useful in the future.

CAE / PROXY INFORMATION CIRCULAR

     New Directors of CAE receive an induction package comprising information on CAE, its Code of Business Conduct, the Board Member’s Code of Conduct and other relevant materials and executive briefing sessions. The Board also receives presentations from senior management on CAE’s performance and issues relevant to the business of CAE, the industry and the competitive environment in which it operates.

COMPENSATION

The Governance Committee of the Board annually reviews the adequacy and form of compensation (cash or stock-based) received by Directors to ensure that the compensation received by the Directors is competitive and accurately reflects the risks andresponsibilities involved in being an effective Director.

     As indicated above, the Human Resources Committee reviews and approves the design and administration of all executive compensation and benefit plans and policies for CAE other than in respect of the President and Chief Executive Officer, whose compensation arrangements are reviewed and approved by the Board of Directors based on recommendations from the Human Resources Committee. The Human Resources Committee is also responsible for the administration of CAE’s executive pension plans, the monitoring of CAE’s pension fund investments and for management development and succession planning. The Human Resources Committee consists of L. N. Stevenson (Chairman), B. E. Barents, J. A. Grant, E. R. Jayne II and L. R. Wilson, all of whom are determined by the Board of Directors to be independent Directors.

ETHICAL BUSINESS CONDUCT

CAE has a Code of Business Conduct that governs the conduct of CAE’s officers, employees, contractors and consultants, as well as a Board Member’s Code of Conduct that governs the conduct of CAE’s Directors. The Code of Business Conduct and the Board Member’s Code of Conduct are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of CAE. See also “Committees – Governance Committee”. CAE has a third-party whistleblower reporting service to facilitate reporting of breaches of the Code of Business Conduct and any other misconduct. Apart from any individual reports, the Board or Audit Committee may receive from management or the whistleblower service, the Governance Committee receives an annual report from management on CAE’s management’s compliance with the Code of Business Conduct.

COMMITTEES

Each of the Committees of the Board of Directors is currently composed entirely of independent Directors, except the Executive Committee (three of the four members of which are independent Directors).

EXECUTIVE COMMITTEE

During the interval between meetings of the Board of Directors, the Executive Committee may, subject to any limitations which the Board of Directors may from time to time impose and limitations provided by statute and CAE’s by-laws, exercise all of the powers of the Board in the management and direction of the operations of CAE. The members of the Executive Committee are R. E. Brown, A. S. Fell, J. A. Grant and L. R. Wilson (Chairman).

     Current mandates for each of the Committees as well as CAE’s Corporate Governance Guidelines are available on CAE’s web site (www.cae.com) and are also available in print to any shareholder upon request to the Vice President Legal, General Counsel and Corporate Secretary of CAE.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for reviewing the effectiveness of the Board and CAE’s corporate governance system. As part of this broad mandate, duties of the Governance Committee include: (i) reviewing with the Chairman of the Board on an annual basis the performance of the Board of Directors and its Committees; (ii) monitoring conflicts of interest, real or perceived, of both the Board of Directors and management and monitoring that CAE’s Code of Business Conduct is implemented throughout CAE; (iii) reviewing methods and processes by which the Board of Directors fulfills its duties, including the number and content of meetings and the annual schedule of issues for the consideration of the Board of Directors and its Committees; (iv) reviewing

CAE / PROXY INFORMATION CIRCULAR

the size and composition of the Board of Directors; (v) establishing selection criteria for Board members; (vi) evaluating the contribution of each Director, and recommending annually to the Board of Directors the slate of Directors (including new nominees) for shareholder approval; (vii) assessing the adequacy and form of compensation of Directors; and (viii) reviewing and approving CAE’s Donation policy. The Governance Committee uses the following process to select and nominate Directors: it identifies desirable skill sets, industry experience, relationships and other attributes that would assist the Board of Directors in the conduct of its responsibilities and also further CAE’s interests. The Governance Committee reviews with the Chairman, CEO and other Directors possible candidates, including the existing members of the Board of Directors, which may meet some or all of such attributes. The Chairman and other Directors may then approach potential candidates not already serving as Directors to determine their availability and interest in serving on CAE’s Board, and will interview those interested to determine their suitability for nomination. The potential nomination of any new Director is then reviewed with other members of the Board of Directors before a final determination to nominate them is made. The Governance Committee is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance including the effectiveness of the Board and its Committees. This Committee is responsible for the Statement of Corporate Governance Practices included in this Proxy Information Circular. The Governance Committee monitors best practices among major North American companies to help ensure CAE continues to meet high standards of corporate governance.

     The Governance Committee is also responsible for: providing the Board of Directors with an appropriate succession plan for Board members; providing an orientation program for new Board members; and monitoring compliance with the Board Member’s Code of Conduct.

     The members of the Governance Committee of the Board are A. S. Fell (Chairman), H. G. Emerson, J. F. Hankinson, R. Lacroix, and L. R. Wilson, all of whom are independent Directors. Royal Bank of Canada, the parent entity of RBC Dominion Securities Inc. (of which Mr. Fell is Chairman), provided routine non-advisory lending and foreign exchange-related services to CAE in fiscal 2007 and continues to provide such services to CAE. The bank’s fees to CAE are less than 2% of the bank’s annual consolidated gross revenues.

     The Governance Committee oversees a system that enables an individual Director to engage an outside advisor at the expense of CAE in appropriate circumstances. All Committees may engage outside advisors at the expense of CAE.

AUDIT COMMITTEE

The Audit Committee is responsible for the oversight of the reliability and integrity of accounting principles and practices, financial statements and other financial reporting, and disclosure practices followed by management. The Audit Committee has oversight responsibility for the establishment by management of an adequate system of internal controls and the maintenance of practices and processes to assure compliance with applicable laws.

     SEC rules require CAE to disclose annually whether its Board of Directors has determined that there is at least one “Audit Committee financial expert” on its Audit Committee, and if so, the name of the Audit Committee financial expert. The rules define an “Audit Committee financial expert” to be a person who has:

  an understanding of financial statements and, in the case of CAE, Canadian generally accepted accounting principles;
  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by CAE’s financial statements, or experience actively supervising one or more persons engaged in such activities;
  an understanding of internal controls and procedures for financial reporting; and
  an understanding of Audit Committee functions.

CAE / PROXY INFORMATION CIRCULAR

One Audit Committee member, Mr. J. F. Hankinson, has been determined by the Board to be an “Audit Committee financial expert” as defined by the SEC.

     The SEC rules also require that each member of Audit Committee be independent. In order to be considered independent for these purposes, a member may not, other than in his capacity as a member of the Audit Committee, the Board of Directors or any other Committee:

  accept any consulting, advisory or other compensatory fee from CAE or any subsidiary thereof; or
  be an affiliated person of CAE or any subsidiary thereof.

All of the Audit Committee members are “independent” as defined by the SEC and NI 58-101.

     The Audit Committee reviews, reports, and where appropriate, makes recommendations to the Board of Directors on: (i) the internal audit plan and the adequacy of the system of internal controls; (ii) the external audit plan, the terms of engagement and fees and the independence of the external auditors; (iii) the adequacy of the processes for identifying and managing financial risk; (iv) the integrity of the financial reporting process; and (v) material public financial documents of CAE, including the annual and interim consolidated financial statements, the interim Management’s Discussion and Analysis, the Annual Information Form and Management’s Discussion and Analysis contained in the annual report.

     The Audit Committee has oversight responsibility for the qualifications, independence and performance of the external auditors, any non-audit engagements given to the external auditors and the maintenance of practices and processes to assure compliance with applicable laws. The Audit Committee reviews the independence of the external auditors and confirms to the Board the independence of the external auditors in accordance with applicable regulations.

     The external auditors are accountable to the Audit Committee and to the Board as representatives of the shareholders. The Audit Committee meets regularly, without management present, with the internal auditors and external auditors to discuss and review specific issues as appropriate.

The Audit Committee consists of J. F. Hankinson (Chairman), J. A. Craig, Paul Gagné and J. W. McCutcheon.

ASSESSMENT OF DIRECTORS

The Governance Committee has the mandate and responsibility to review, on a periodic basis, the performance and effectiveness of the Directors as a whole, and each individual Director.

     The Governance Committee annually assesses and provides recommendations to the Board on the effectiveness of the Committees and the contributions of the Directors. The Committee annually surveys Directors to provide feedback on the effectiveness of the Board and its Committees. The Governance Committee may then recommend changes based upon such feedback to enhance the performance of the Board and its Committees.

COMMUNICATION POLICY

The disclosure policy and procedures of CAE are reviewed periodically by the Board of Directors. The objectives of the policy include continuing to ensure that communications of material information to investors are timely and accurate and are broadly disseminated in accordance with all applicable securities laws and stock exchange rules. CAE has a Global Communications and Investor Relations Department that responds to investor inquiries. CAE’s transfer agent, Computershare Trust Company of Canada, has a toll-free number (1-800-564-6253) and web site (www.computershare.com) to assist shareholders. Shareholders may also send comments via email to investor.relations@cae.com. In addition, CAE provides information on its business on CAE’ web site (www.cae.com) and its filing with the Canadian securities regulators and the SEC can be accessed at www.sedar.com and www.sec.gov/edgar respectively.

CAE / PROXY INFORMATION CIRCULAR

APPENDIX B

SUMMARY OF THE PRINCIPAL AMENDMENTS TO THE EMPLOYEE STOCK OPTION PLAN

CAE has an Employee Stock Option Plan dated May 9, 1990 and amended from time to time (the “ESOP”), as described in the “Report on Executive Compensation” in the accompanying Proxy Information Circular. CAE is proposing the following changes to the ESOP:

1. General Amendment Provision

CAE’s ESOP has always had a general amendment provision which permitted an amendment to the ESOP, subject to approval from the CAE Board of Directors or its Human Resources Committee, depending on the circumstances, and from the Toronto Stock Exchange (“TSX”).

     CAE is proposing changes to the ESOP at this time due in part to amendments in June 2006 to the TSX Company Manual (the “Manual”). For CAE to amend its ESOP, or an agreement or entitlement subject to it, the ESOP must specify if shareholder approval is required for that type of amendment. The amendment process must be approved by shareholders.

     Shareholders must assess if the types of amendments to the ESOP proposed by CAE management are appropriate without requiring shareholder approval each time for each such amendment. If the ESOP is not amended now, all future amendments, however trivial, must each be specifically approved by shareholders.

     The Manual revisions regarding option plan amendments will, as of June 30, 2007, be applied by the TSX. The TSX strongly advised its listed companies to introduce detailed amending processes to their option plans prior to June 30, 2007 in order to obtain the requisite approval for such processes.

The revised ESOP section dealing with amendments would read substantively as follows:

“The Committee may at any time and from time to time after the grant of an Option, without the consent of any Optionee, amend, suspend or terminate the Plan, subject to:

1.	not adversely altering or impairing any Option previously granted to an Optionee under the Plan without the Optionee’s consent;

2.	compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction; and

3.	receipt of any required shareholder approval.

The Committee shall have the authority to amend, suspend or terminate the Plan or any Option without obtaining shareholder approval in order to:

(i)	amend any terms relating to the granting or exercise of Options, including the terms relating to the eligibility for and participation in the ESOP, the amount and payment of the option price (other than a reduction thereof) or the vesting, exercise and expiry (other than an extension of the term except in the case of expiry during or immediately after a blackout period) or add or amend any term relating to the provision of financial assistance to Optionees, or to any cashless exercise features;

(ii)	amend the ESOP to permit the granting of deferred or restricted share units under the ESOP or to add or amend any other provisions which result in participants receiving securities of CAE while no cash consideration is received by CAE;

(iii)	make changes that are necessary or desirable to comply with applicable laws, rules, regulations, by-laws or policies of any applicable stock exchange, or any regulatory authorities having jurisdiction;

CAE / PROXY INFORMATION CIRCULAR

(iv)	correct or rectify any ambiguity, defective provision, error or omission in the ESOP or in any Option, or make amendments of a “housekeeping” nature;

(v)	amend any terms relating to the administration of the ESOP; and

(vi)	make any other amendment or waiver that does not require shareholder approval by virtue of the ESOP, applicable laws or relevant stock exchange or regulatory requirements provided such amendment, suspension or termination (a) does not adversely alter or impair any previously granted Option without the Optionee’s consent and (b) is made in compliance with applicable laws, rules, regulations, by-laws and policies of, and receipt of any required approvals from, any applicable stock exchange or regulatory authorities having jurisdiction.”

2. 10-Day Term Extension if Option Expires During Blackout Period

The TSX Manual provides that, notwithstanding that the ESOP has been approved by CAE’s shareholders (and regardless of whether this type of amendment was contemplated in the ESOP), shareholder approval will be required for an extension of the term of options benefiting insiders.

     CAE insiders who hold option under the ESOP must respect a CAE-imposed blackout period each quarter; such blackout periods aggregate about eight months of each year, and frequently more in circumstances where the insiders may be aware of an undisclosed potentially material change or fact. CAE insiders should not be penalized for CAE-imposed blackout periods, which are emblematic of good corporate governance. CAE’s management proposes that the ESOP should provide for an option expiration date that, if the option expires during a CAE-imposed blackout period or within nine days thereafter, the term of the option may be the later of the original fixed expiration date, or ten trading days after the date the blackout period ends if the original expiration date falls within, or within nine days after, a blackout period.

CAE’s proposed ESOP amendment to allow for this type of short-term extension is based on the following principles:

  the extended expiration term will only be available when there is a blackout period self-imposed by CAE (i.e. it will not apply if CAE or its insiders become the subject of a cease trade order);
  the extended expiration term, after the lifting of the blackout period, will be limited to ten trading days, and will not be subject to Board discretion or other amendment; and
  the extended expiration term will be available to all eligible participants under the Plan, under the same terms and conditions; and
  the extended expiration term will not have any dilutive impact.

CAE management believes that the proposed changes are entirely consistent with the philosophy underlying the relevant TSX comments and Manual revisions.

The TSX has approved the foregoing amendments to the ESOP.

CAE / PROXY INFORMATION CIRCULAR

APPENDIX C

EMPLOYEE STOCK OPTION PLAN RESOLUTION
“Be it resolved that:

1.	The amendments to CAE Inc.’s Employee Stock Option Plan (the “ESOP”), a summary of which is set forth in Appendix B to the accompanying Proxy Information Circular, are hereby approved.

2.	Any one officer or Director of the Corporation be and is hereby authorized and directed for and on behalf and in the name of the Corporation to execute and deliver all such documents and instruments, and to do or cause to be done all such other acts and things, as may be necessary or desirable to give effect to the foregoing.”

CAE / PROXY INFORMATION CIRCULAR

APPENDIX D

CAE INC. BOARD MANDATE

CAE INC. BOARD OF DIRECTORS’ RESPONSIBILITIES

Management is responsible for the management of the Company. The Board is responsible for the stewardship of the Company and for monitoring the actions of, and providing overall guidance and direction to management.

In fulfilling its mandate, the Board shall, among other things:

MANDATE
The Board shall act in the best interest of the Company.

COMMITTEES

The Board will maintain an Audit Committee, a Human Resources Committee and a Governance Committee, each comprised entirely of independent Directors. The Board may also maintain an Executive Committee. The Board may establish such other committees as it deems necessary or desirable, to assist it in the fulfillment of its duties and responsibilities, with such terms of reference as the Board may determine, and may delegate from time to time to such committees or other persons any of the Board’s responsibilities that may be lawfully delegated. The Board shall determine whether Directors satisfy the requirements for membership on each such committee. The independent Directors will periodically, as they see fit, hold meetings without management.

STRATEGY

The Board will maintain a strategic planning process and annually approve a strategic plan that takes into account, among other things, the opportunities and principal risks of the Company’s business. The Board also supervises management in the implementation of appropriate risk management systems. Separately from the strategic plan, the Board also approves an annual budget for financial performance.

CORPORATE GOVERNANCE

Corporate Governance issues are the responsibility of the full Board. This includes the disclosure thereof in the Company’s annual report and management proxy circular.

     The Board periodically reviews a Disclosure Policy for the Company that, inter alia: addresses how the Company shall interact with shareholders, analysts and the public and covers the accurate and timely communication of all important information. The Company communicates with its stakeholders through a number of channels including its web site, and they in turn can provide feedback to the Company in a number of ways, including email.

     The Board, through its Audit Committee, monitors the integrity of the Company’s internal controls and management information systems.

     The Board, through its Governance Committee, regularly reviews reports on compliance with the Company’s Code of Business Conduct and ethical practices generally.

The Board periodically reviews Company policies with respect to decisions and other matters requiring Board approval.

AUDIT, FINANCE AND RISK MANAGEMENT

The Board authorizes the Audit Committee to assist the Board in overseeing:

(i)	the integrity and quality of the Company’s financial reporting and systems of internal control and risk management;

(ii)	the Company’s compliance with legal and regulatory requirements;

(iii)	the qualifications and independence of the Company’s external auditors; and

(iv)	the performance of the Company’s internal accounting function and external auditors.

CAE / PROXY INFORMATION CIRCULAR

SUCCESSION PLANNING

The Board develops, upon recommendation of the Human Resources Committee, and monitors a succession plan for senior officers of the Company.

OVERSIGHT AND COMPENSATION OF MANAGEMENT

The Board considers recommendations of the Human Resources Committee with respect to:

(i)	the appointment and compensation of senior officers of the Company at the level of Vice President and above;

(ii)	the compensation philosophy for the Company generally;

(iii)	the adoption of any incentive compensation and equity-based plans, including stock option, stock purchase, deferred share unit, restricted share unit or other similar plans, in which officers are or may be eligible to participate, and;

(iv)	the Company’s retirement policies and special cases.

The Board communicates to the CEO and periodically reviews the Board’s expectations regarding management’s performance and conduct of the affairs of the Company. The Board also periodically reviews the CEO’s position description and objectives and his performance against these objectives.

ENVIRONMENTAL AND SAFETY MATTERS

The Board approves Health & Safety and Environmental policies and procedures and reviews any material issues relating to environmental and safety matters and management’s response thereto.

DIRECTORS’ QUALIFICATIONS, COMPENSATION, EDUCATION AND ORIENTATION

The Board, through the Corporate Governance Committee, develops a process to determine, in light of the opportunities and risks facing the Company, what competencies, skills and personal qualities are required for new Directors in order to add value to the Company while ensuring that the Board is constituted of a majority of individuals who are independent.

     The Board, through the Corporate Governance Committee, develops a program for the orientation and education of new Directors, and to ensure that prospective candidates for Board membership understand the role of the Board and its Committees and the contributions that individual Directors are expected to make, and develops a program of continuing education if needed for Directors.

     The Board considers recommendations of the Corporate Governance Committee with respect to the level and forms of compensation for Directors, which compensation shall reflect the responsibilities and risks involved in being a Director of the Company.

ASSESSMENT OF BOARD AND COMMITTEE EFFECTIVENESS

The Board considers recommendations of the Corporate Governance Committee for the development and monitoring of processes for assessing the effectiveness of the Board, the Committees of the Board and the contribution of individual Directors, which assessments shall be made annually. These results are assessed by the Chairman of the Board and/or the Chairman of the Corporate Governance Committee and are reported to the full Board, which decides on actions deemed necessary, if any. The number of Directors permits the Board to operate in a prudent and efficient manner.

PENSION PLANS

The Board is responsible to oversee the management of the Company’s pension plans and does this through its Human Resources Committee.

OUTSIDE ADVISERS

Directors may hire outside advisers at the Company’s expense, subject to the approval of the Chairman of the Board, and have access to the advice and services of the Company’s Secretary, who is also the Vice President, Legal and General Counsel.